UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2019

COMMISSION FILE NUMBER 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

Euljiro65(Euljiro2-ga), Jung-gu

Seoul 100-999, Korea

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒                  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

QUARTERLY BUSINESS REPORT

(From January 1, 2019 to March 31, 2019)

THIS IS A SUMMARY OF THE QUARTERLY BUSINESS REPORT ORIGINALLY PREPARED IN KOREAN WHICH IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.

ALL REFERENCES TO THE “COMPANY” SHALL MEAN SK TELECOM CO., LTD. AND, UNLESS THE CONTEXT OTHERWISE REQUIRES, ITS CONSOLIDATED SUBSIDIARIES. REFERENCES TO “SK TELECOM” SHALL MEAN SK TELECOM CO., LTD., BUT SHALL NOT INCLUDE ITS CONSOLIDATED SUBSIDIARIES.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH THE INTERNATIONAL FINANCIAL REPORTING STANDARDS ADOPTED FOR USE IN KOREA (“K-IFRS”) WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

I.	COMPANY OVERVIEW

1. Company Overview

The Company’s quarterly business report for the three months ended March 31, 2019 includes the following consolidated subsidiaries:

Name	Date of Establishment	Principal Business	Total Assets as of Dec. 31, 2018 (millions of Won)	Material Subsidiary*
SK Telink Co., Ltd.	Apr. 9, 1998	Telecommunication services and satellite broadcasting services	493,972	Material
SK M&Service Co., Ltd.	Feb. 10, 2000	Online information services	97,924	Material
SK Communications Co., Ltd.	Sept. 19, 1996	Internet portal and other Internet information services	79,646	Material
SK Broadband Co., Ltd.	Sept. 5, 1997	Fixed-line telecommunication services, multimedia and IPTV services	4,266,458	Material
Home & Service Co., Ltd.	June 5, 2017	Information and telecommunication network maintenance	87,159	Material
SK stoa Co., Ltd.	Dec. 1, 2017	Data broadcasting and commercial retail platform services	41,305
K-net Culture and Contents Venture Fund	Nov. 24, 2008	Investment partnership	147,691	Material
PS&Marketing Co., Ltd.	Apr. 3, 2009	Sale of telecommunication devices	432,699	Material
Service Ace Co., Ltd.	Jul. 1, 2010	Customer center management services	76,770	Material
Service Top Co., Ltd.	Jul. 1, 2010	Customer center management services	74,452
Network O&S Co., Ltd.	Jul. 1, 2010	Network maintenance services	81,773	Material
SK Planet Co., Ltd.	Oct. 1, 2011	Telecommunication and platform services	753,630	Material
Dreamus Company (formerly known as Iriver Ltd.)	Jul. 12, 2000	Audio device manufacturing	200,063	Material
Iriver Enterprise Ltd.	Jan. 14, 2014	Management of Chinese subsidiary	37,835
Iriver Inc.	Feb. 15, 2007	North America marketing and sales	2,191
Iriver China Co., Ltd.	Jun. 24, 2004	Electronic device manufacturing	2,907
DongGuan Iriver Electronics Co., Ltd.	Jul. 6, 2006	Electronic device manufacturing	117
groovers Japan Co., Ltd.	Feb. 25, 2015	Contents and information distribution	1,086
Life Design Company Inc.	June 25, 2008	Japanese merchandise business	7,670
SK Telecom China Holdings Co., Ltd.	Jul. 12, 2007	Investment (holding company)	47,879
SK Global Healthcare Business Group, Ltd.	Sept. 14, 2012	Investment (SPC)	25,610
SK Planet Japan, K. K.	Mar. 14, 2012	Digital contents sourcing services	21,072
SKP GLOBAL HOLDINGS PTE, LTD.	Aug. 10, 2012	Investment (holding company)	329
SKT Americas, Inc.	Dec. 29, 1995	Information collection and management consulting services	31,392

2

Name	Date of Establishment	Principal Business	Total Assets as of Dec. 31, 2018 (millions of Won)	Material Subsidiary*
SKP America LLC	Jan. 27, 2012	Digital contents sourcing services	383,697	Material
YTK Investment Ltd.	Jul. 1, 2010	Investment	3,307
Atlas Investment	Jun. 24, 2011	Investment	87,447	Material
SK Telecom Innovation Fund, L.P.	Jan. 15, 2016	Investment	47,879
SK Telecom China Fund I L.P.	Sept. 14, 2011	Investment	19,896
Onestore Co., Ltd.	Mar. 1, 2016	Contents distribution	116,716	Material
Shopkick Management Company, Inc.	Oct. 9, 2014	Investment	332
Shopkick, Inc.	Jun. 1, 2009	Mileage based e-commerce application development	33
SK telecom Japan Inc.	Mar. 1, 2018	Information collection and management consulting services	10,066
id Quantique Ltd.	Oct. 29, 2001	QRNG technology development	38,303
Eleven Street Co., Ltd.	Sept. 1, 2018	E-commerce and Internet-related services	1,045,946	Material
SK TELINK VIETNAM Co., Ltd.	Aug. 30, 2018	Sale of telecommunication devices	1,092
Quantum Innovation Fund I	Dec. 3, 2018	Investment	8,000
Life & Security Holdings Co., Ltd.	Mar. 21, 2014	Holding company	3,078,431	Material
ADT CAPS Co., Ltd.	Jan. 22, 1971	Security and security guard services	696,797	Material
CAPSTEC Co., Ltd.	Jan. 1, 2005	Manned security	30,401
ADT SECURITY Co., Ltd.	Nov. 28, 2001	Sales and trade of anti-theft devices and surveillance devices	9,981
SK Infosec Co., Ltd.	Jun. 26, 2000	Information security service	183,896	Material
Id Quantique LLC	Jul. 27, 2018	Quantum information and communications service	1,177
FSK L&S Co., Ltd.	Oct. 20, 2016	Logistics consulting service	31,054
FSK L&S (Shanghai) Co., Ltd.	Jul. 29, 2010	International cargo transportation agent	19,744
SK Telecom TMT Investment Corp.	Jan. 4, 2019	Investment	—

*	Material Subsidiary means a subsidiary with total assets of Won 75 billion or more as of the end of the latest fiscal year.

ø	Total assets as of March 31, 2019 are not provided for subsidiaries established or newly consolidated during the reporting period.

ø	S.M. Life Design Company Japan Inc. changed its name to Life Design Company Inc.

ø	On March 28, 2019, Iriver Ltd. changed its name to Dreamus Company at its general meeting of shareholders.

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Changes in subsidiaries during the three months ended March 31, 2019 are set forth below.

Change	Name	Remarks
Additions	SK Telecom TMT Investment Corp.	Newly established by the Company
	FSK L&S Co., Ltd.	Control acquired by the Company
	FSK L&S (Shanghai) Co., Ltd.	Subsidiary of FSK L&S Co., Ltd.

Exclusions	groovers Inc.	Merged into Dreamus Company (formerly known as Iriver Ltd.)

A.	Corporate Legal Business Name: SK Telecom Co., Ltd.

B.	Date of Incorporation: March 29, 1984

C.	Location of Headquarters

(1)	Address: 65 Euljiro, Jung-gu, Seoul, Korea

(2)	Phone: +82-2-6100-2114

(3)	Website: http://www.sktelecom.com

D.	Major Businesses

(1)	Wireless business

The Company provides wireless telecommunications services, characterized by its competitive strengths in handheld devices, affordable pricing, network coverage and an extensive contents library. The Company continues to maintain its reputation as the unparalleled premium network operator in the 2G, 3G and LTE markets on the basis of its technological leadership and network management technology. In addition, the Company is leading the process of global technology standardization with the aim of being the world’s first to commercialize 5G technology.

In order to strengthen its sales channels, the Company has been offering a variety of fixed-line and wireless telecommunication convergence products through its subsidiary, PS&Marketing Co., Ltd. (“PS&Marketing”). PS&Marketing provides differentiated service to customers through the establishment of new sales channels and product development. Through its subsidiaries Service Ace Co., Ltd. and Service Top Co., Ltd., the Company operates customer service centers in Seoul and provides telemarketing services. Additionally, Network O&S Co., Ltd., the Company’s subsidiary responsible for the operation of the Company’s 2G to 4G networks, as well as its 5G network, provides customers with quality network services and provides the Company with technological know-how in network operations.

The Company plans to increase its profitability by strengthening its retention policy, which is the fundamental basis of competitiveness for telecommunication companies in this data-intensive era. The Company will lead the information and communication technology (“ICT”) trend by providing products through which customers can have a distinctive experience and by providing innovative services to transition to service-based competition.

In addition to the mobile network operator (“MNO”) business, the Company is building next-generation growth businesses in Internet of Things (“IoT”) solutions, artificial intelligence (“AI”) and mobility. In July 2016, the Company deployed the world’s first low-cost Low Power Wide Area Network designed to support IoT devices based on LoRa technology. In September 2016, the Company launched NUGU, the first intelligent virtual assistant service launched in Korea with Korean language capabilities based on advanced voice recognition technologies. The Company plans to further utilize its big data analysis capabilities to achieve growth in new business areas such as AI.

(2)	Fixed-line business

SK Broadband Co., Ltd. (“SK Broadband”) is engaged in providing telecommunications, broadcasting and new media services and various other services that are permitted to be carried out by SK Broadband under relevant regulations, as well as business activities that are directly or indirectly related to providing those services. In 1999, SK Broadband launched its high-speed Internet service in Seoul, Busan, Incheon and Ulsan and currently provides such services nationwide. SK Broadband also commercialized its TV-Portal service in July 2006 and its IPTV service in January 2009 upon receipt of permit in September 2008.

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(3)	Commerce business

The Company is a leading player in the Korean e-commerce industry with 11st, an e-commerce platform service that connects various sellers and purchasers through its online and mobile platforms. In addition, the Company continues to expand its e-commerce businesses by providing differentiated shopping-related services covering shopping information, product search and purchases, relying on the strength of the Company’s core principles of innovation supported by its advanced technological capabilities, including AI-based commerce search technology and customized recommendations based on big data analysis. The Company seeks to continue evolving as a commerce portal by strengthening its high-margin product categories, such as fashion and beauty.

(4)	Other businesses

In the field of security business, the Company has completed its converged security business portfolio ranging from physical security to information security, including through the acquisitions of ADT CAPS Co., Ltd. (“ADT CAPS”) and SK Infosec Co., Ltd. (“SK Infosec”). Due to a growing number of single-person households and increasing awareness for crime prevention, the security industry has been growing steadily in recent years. New markets for physical security have also been developing as a result of integrating cutting-edge ICT, such as big data, IoT and AI, and bio-recognition technologies. The domestic market size of the physical security industry expanded from Won 3.6 trillion in 2012 to Won 5.5 trillion in 2017 (average annual growth rate of 8.7%), and is expected to grow to Won 7.9 trillion (average annual growth rate of 7.5%) in 2022. The Company plans to expand its security business into one of its major business areas by leveraging such industry growth and synergies with its other ICT-based businesses.

In the online-to-offline (“O2O”) area, the Company is a leading player and continues to expand its market power with OK Cashbag, Korea’s largest loyalty mileage program, SyrupWallet, which offers smart shopping services utilizing its network of business partners and information technology such as big data, and other Syrup-related services such as gifticon and 11Pay. The Company focuses on the mobile platform to connect various on- and offline commerce service platforms that provide various benefits and information at the right place and the right time to give consumers a pleasant and convenient shopping experience and retailers an integrated marketing solution to reach their target audience. The Company intends to continue its efforts to secure the market leading position in these markets.

In the location-based services business area, the Company provides real time traffic information and various local information through its T-Map Navigation service. In the digital contents business area, the Company provides high-quality digital contents in its leading mobile contents marketplace, Onestore.

The Company is also engaged in display advertising and search engine-based advertising and provides contents and other services. Display advertising provides exposure to the advertiser’s brand in the form of flash media, images or videos. Search engine-based advertising provides exposure through the search results of specific keywords entered in the NATE search engine, and is utilized mostly by small and medium-sized advertisers. The Company also derives revenue by providing contents and other services.

See “II.1. Business Overview” for more information.

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E.	Credit Ratings

(1)	Corporate bonds and other long-term securities

Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification
October 26, 2015	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
October 26, 2015	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
October 26, 2015	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
February 19, 2016	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
February 19, 2016	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
February 19, 2016	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
April 27, 2016	Corporate bond	AAA (Stable)	Korea Ratings	Regular rating
May 11, 2016	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Regular rating
May 12, 2016	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Regular rating
May 19, 2016	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
May 20, 2016	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
May 20, 2016	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
April 12, 2017	Corporate bond	AAA (Stable)	Korea Ratings	Regular rating
April 12, 2017	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Regular rating
April 12, 2017	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Regular rating
April 12, 2017	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
April 12, 2017	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
April 12, 2017	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
October 30, 2017	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
October 30, 2017	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
October 30, 2017	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
February 5, 2018	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
February 5, 2018	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
February 6, 2018	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
April 10, 2018	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Regular rating
April 11, 2018	Corporate bond	AAA (Stable)	Korea Ratings	Regular rating
April 16, 2018	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Regular rating
May 29, 2018	Hybrid securities	AA+ (Stable)	Korea Ratings	Current rating
August 31, 2018	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
August 31, 2018	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
August 31, 2018	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
February 20, 2019	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
February 20, 2019	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
February 20, 2019	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating

*

Rating definition: “AAA” - The certainty of principal and interest payment is at the highest level with extremely low investment risk and is stable such that it will not be influenced by reasonably foreseeable changes in external factors.

*	Rating definition: “AA” - The certainty of principal and interest payment is extremely high with very low investment risk, but has slightly inferior factors compared to “AAA” rating.

6

(2)	Commercial paper (“CP”) and short-term bonds

Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification
October 26, 2015	CP	A1	Korea Ratings	Regular rating
October 26, 2015	CP	A1	Korea Investors Service, Inc.	Regular rating
October 26, 2015	CP	A1	NICE Investors Service Co., Ltd.	Regular rating
January 19, 2016	Short-term bond	A1	Korea Ratings	Current rating
January 19, 2016	Short-term bond	A1	Korea Investors Service, Inc.	Current rating
January 19, 2016	Short-term bond	A1	NICE Investors Service Co., Ltd.	Current rating
April 27, 2016	CP	A1	Korea Ratings	Current rating
April 27, 2016	Short-term bond	A1	Korea Ratings	Current rating
May 11, 2016	CP	A1	Korea Investors Service, Inc.	Current rating
May 11, 2016	Short-term bond	A1	Korea Investors Service, Inc.	Current rating
May 12, 2016	CP	A1	NICE Investors Service Co., Ltd.	Current rating
May 12, 2016	Short-term bond	A1	NICE Investors Service Co., Ltd.	Current rating
October 26, 2016	CP	A1	Korea Ratings	Regular rating
October 26, 2016	Short-term bond	A1	NICE Investors Service Co., Ltd.	Regular rating
October 26, 2016	CP	A1	NICE Investors Service Co., Ltd.	Regular rating
October 26, 2016	Short-term bond	A1	Korea Ratings	Regular rating
November 3, 2016	CP	A1	Korea Investors Service, Inc.	Regular rating
November 3, 2016	Short-term bond	A1	Korea Investors Service, Inc.	Regular rating
April 12, 2017	CP	A1	Korea Ratings	Current rating
April 12, 2017	CP	A1	Korea Investors Service, Inc.	Current rating
April 12, 2017	CP	A1	NICE Investors Service Co., Ltd.	Current rating
April 12, 2017	Short-term bond	A1	Korea Ratings	Current rating
April 12, 2017	Short-term bond	A1	Korea Investors Service, Inc.	Current rating
April 12, 2017	Short-term bond	A1	NICE Investors Service Co., Ltd.	Current rating
October 30, 2017	CP	A1	Korea Ratings	Regular rating
October 30, 2017	CP	A1	Korea Investors Service, Inc.	Regular rating
October 30, 2017	CP	A1	NICE Investors Service Co., Ltd.	Regular rating
October 30, 2017	Short-term bond	A1	Korea Ratings	Regular rating
October 30, 2017	Short-term bond	A1	Korea Investors Service, Inc.	Regular rating
October 30, 2017	Short-term bond	A1	NICE Investors Service Co., Ltd.	Regular rating
April 10, 2018	CP	A1	Korea Investors Service, Inc.	Current rating
April 10, 2018	Short-term bond	A1	Korea Investors Service, Inc.	Current rating
April 11, 2018	CP	A1	Korea Ratings	Current rating
April 11, 2018	Short-term bond	A1	Korea Ratings	Current rating
April 16, 2018	CP	A1	NICE Investors Service Co., Ltd.	Current rating
April 16, 2018	Short-term bond	A1	NICE Investors Service Co., Ltd.	Current rating
August 31, 2018	CP	A1	Korea Ratings	Regular rating
August 31, 2018	CP	A1	Korea Investors Service, Inc.	Regular rating
August 31, 2018	CP	A1	NICE Investors Service Co., Ltd.	Regular rating
August 31, 2018	Short-term bond	A1	Korea Ratings	Regular rating
August 31, 2018	Short-term bond	A1	Korea Investors Service, Inc.	Regular rating
August 31, 2018	Short-term bond	A1	NICE Investors Service Co., Ltd.	Regular rating

*

Rating definition: “A1” - Timely repayment capability is at the highest level with extremely low investment risk and is stable such that it will not be influenced by reasonably foreseeable changes in external factors.

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(3)	International credit ratings

Date of credit rating	Subject of rating	Credit rating of securities	Credit rating agency	Rating type
October 27, 2015	Bonds denominated in foreign currency	A- (Stable)	Fitch Ratings	Regular rating
November 3, 2015	Bonds denominated in foreign currency	A- (Stable)	S&P Global Ratings	Regular rating
November 4, 2015	Bonds denominated in foreign currency	A3 (Stable)	Moody’s Investors Service	Regular rating
March 30, 2016	Bonds denominated in foreign currency	A- (Stable)	S&P Global Ratings	Regular rating
July 20, 2016	Bonds denominated in foreign currency	A- (Stable)	S&P Global Ratings	Regular rating
October 24, 2016	Bonds denominated in foreign currency	A- (Stable)	Fitch Ratings	Regular rating
October 23, 2017	Bonds denominated in foreign currency	A- (Stable)	Fitch Ratings	Regular rating
April 8, 2018	Bonds denominated in foreign currency	A- (Stable)	S&P Global Ratings	Current rating
April 9, 2018	Bonds denominated in foreign currency	A3 (Stable)	Moody’s Investors Service	Current rating
May 8, 2018	Bonds denominated in foreign currency	A- (Stable)	S&P Global Ratings	Regular rating
May 10, 2018	Bonds denominated in foreign currency	A3 (Negative)	Moody’s Investors Service	Regular rating
October 15, 2018	Bonds denominated in foreign currency	A- (Negative)	Fitch Ratings	Regular rating
March 6, 2019	Bonds denominated in foreign currency	A- (Negative)	S&P Global Ratings	Regular rating

(4)	Listing (registration or designation) of Company’s shares and special listing status

Listing (registration or designation) of stock	Date of listing (registration or designation)	Special listing	Special listing and applicable regulations
KOSPI Market of Korea Exchange	November 7, 1989	Not applicable	Not applicable

2. Company History

June 2015: Comprehensive exchange of shares of SK Broadband

April 2016: The spin-off and merger of the location-based services business and the mobile phone verification services business of SK Planet Co., Ltd. (“SK Planet”)

December 2017: Comprehensive exchange of shares of SK Telink Co., Ltd. (“SK Telink”)

December 2018: Comprehensive exchange of shares of SK Infosec

8

A.	Location of Headquarters

•	22 Dohwa-dong, Mapo-gu, Seoul (July 11, 1988)

•	16-49 Hangang-ro 3-ga, Yongsan-gu, Seoul (November 19, 1991)

•	267 Namdaemun-ro 5-ga, Jung-gu, Seoul (June 14, 1995)

•	99 Seorin-dong, Jongro-gu, Seoul (December 20, 1999)

•	65 Euljiro, Jung-gu, Seoul (December 13, 2004)

B.	Significant Changes in Management

At the 30th General Meeting of Shareholders held on March 21, 2014, Jae Hoon Lee was elected as an independent director and Jae Hyeon Ahn was elected as an independent director and member of the audit committee of the Company’s board of directors (the “Board of Directors”). At the 31st General Meeting of Shareholders held on March 20, 2015, Dong Hyun Jang was elected as an inside director. At the 32nd General Meeting of Shareholders held on March 18, 2016, Dae Sik Cho was re-elected as an inside director and Dae Shick Oh was re-elected as an independent director and member of the audit committee of the Board of Directors. At the 33rd General Meeting of Shareholders held on March 24, 2017, Jung Ho Park was elected as an inside director and Dae Sik Cho was elected as a non-executive director. Jae Hoon Lee and Jae Hyeon Ahn were re-elected as independent directors and members of the audit committee and Jung Ho Ahn was elected as an independent director. At the 34th General Meeting of Shareholders held on March 21, 2018, Young Sang Ryu was elected as an inside director and Youngmin Yoon was elected as an independent director and member of the audit committee of the Board of Directors. At the 35th General Meeting of Shareholders held on March 26, 2019, Seok-Dong Kim was elected as an independent director and member of the audit committee of the Board of Directors.

C.	Change in Company Name

On March 23, 2012, SK hynix Inc. (“SK Hynix”), which became a subsidiary in February 2012, changed its name to SK hynix Inc. from Hynix Semiconductor Inc. in accordance with a resolution at its general meeting of shareholders.

On January 2, 2017, SK M&Service Co., Ltd., one of the Company’s subsidiaries, changed its name to SK M&Service Co., Ltd. from M&Service Co., Ltd. in accordance with a resolution at its general meeting of shareholders on December 26, 2016.

On March 23, 2017, Neosnetworks Co., Ltd., one of the Company’s subsidiaries, changed its name to NSOK Co., Ltd., from Neosnetworks Co., Ltd., in accordance with a resolution at its general meeting of shareholders.

On March 28, 2019, Iriver Ltd., one of the Company’s subsidiaries, changed its name to Dreamus Company in accordance with a resolution at its general meeting of shareholders.

D.	Mergers, Acquisitions and Restructuring

(1)	Acquisition of shares of PS&Marketing

On February 20, 2014, the Board of Directors resolved to invest an additional Won 100 billion (20 million common shares) into PS&Marketing, an affiliated company, in order to increase its mid- to long-term competitiveness in distribution. The date of investment was April 2, 2014, and the cumulative investment amount totaled Won 330 billion.

(2)	Disposition of shares of iHQ Inc.

On March 10, 2014, the Company disposed of 3,790,000 shares (its 9.4% equity share) of iHQ Inc. to rebalance its investment portfolio.

9

(3)	Acquisition of shares of NSOK Co., Ltd. (“NSOK”) (formerly, Neosnetworks Co., Ltd.)

In order to acquire a new growth engine, the Company acquired a controlling stake in NSOK, a building security company, with the purchase of 31,310 shares (a 66.7% equity interest) of NSOK on April 2, 2014. The Company acquired an additional 50,377 shares in NSOK in April 2015 through a rights offering, resulting in an increase of its ownership to 83.9%.

(4)	Acquisition of shares of Iriver

On August 13, 2014, the Company purchased 10,241,722 shares (a 39.3% equity interest) of Iriver Ltd. (“Iriver”) from Vogo-Rio Investment Holdings Co., Ltd. and KGF-Rio Limited in order to foster application development and smartphone accessories as part of the Company’s growth engines. The Company holds a 48.9% equity interest of Iriver by acquiring additional shares in its rights offering. The Company does not hold a majority of the voting rights of Iriver but the Company has concluded that it has effective control, as it holds significantly more voting rights than any other shareholder or any organized group of shareholders.

(5)	Acquisition of shares of Shopkick, Inc. (“Shopkick”)

On October 10 2014, SK Planet America LLC, a subsidiary of the Company, acquired (through its 95.2%-owned subsidiary Shopkick Management Company, Inc.) a 100.0% ownership interest in Shopkick, a developer of a shopping app for mobile devices that provides benefits to customers for visiting stores, in order to penetrate the mobile commerce market in the United States. In the first half of 2016, SK Planet America LLC acquired all remaining shares of Shopkick Management Company, Inc.

(6)	Disposition of Shenzen E-Eye shares

In 2014, the Company entered into an agreement to dispose of its equity interest in Shenzen E-eye in order to focus its business portfolio on high-growth business areas in the Chinese ICT market. The sale was completed on March 23, 2015.

(7)	Disposition of a portion of KEB Hana Card shares

On April 3, 2015, the Company sold 27,725,264 shares (10.4% out of the 25.4% equity interest the Company held prior to the sale) of KEB Hana Card Co., Ltd. to Hana Financial Group in cash. With the proceeds of such sale (Won 180 billion), the Company acquired equity interests in Hana Financial Group on April 17, 2015 through participation in a rights offering by Hana Financial Group. The Company plans to maintain its strategic alliance and pursue opportunities to create synergies with, Hana Financial Group.

(8)	Comprehensive share exchange of SK Broadband

On March 20, 2015, the Board of Directors resolved to approve a share exchange transaction through which the Company acquired all of the shares of SK Broadband that it did not otherwise own in exchange for its treasury shares such that SK Broadband became a wholly-owned subsidiary of the Company.

•	Share exchange ratio: Shareholders of one common share of SK Broadband were allotted 0.0168936 common shares of SK Telecom

•	Shares exchanged: 2,471,883 registered common shares of SK Telecom

•	Date of share exchange agreement: March 23, 2015

•	Record date: April 6, 2015

•	Announcement date for the proceeding of the share exchange as a small-scale share swap: April 6, 2015

•	Meeting of the Board of Directors for approval of the share exchange: May 6, 2015

•	Date of the share exchange: June 9, 2015

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(9)	Establishment of Entrix Co., Ltd. (“Entrix”)

In July 2015, SK Planet spun off its cloud streaming division and established Entrix. The Company exchanged 1,300,000 shares of SK Planet for 1,300,000 shares of Entrix at the time of the spin-off and later acquired an additional 2,857,000 shares by participating in the recapitalization.

(10)	Additional capital raise by NanoEnTek Inc.

In 2015, the Company acquired 1,090,155 shares through the additional capital raise by NanoEnTek Inc.

(11)	Reclassification of Packet One Networks’ accounts

In 2015, the Company reclassified its investments in Packet One from investments in associates and joint ventures to assets classified as held for sale as the Company no longer had significant control over Packet One. The difference between the book value and the fair value of Won 37.4 billion at the time of reclassification was recognized as impairment loss.

(12)	Acquisition of shares of SK Communications Co., Ltd. (“SK Communications”)

On October 1, 2015, the Company became the largest shareholder of SK Communications with a 64.54% equity interest through dividends in kind from SK Planet of 26,523,815 shares and the purchase of 1,506,130 shares over-the-counter.

(13)	Acquisition of shares of CJ HelloVision Co., Ltd. (“CJ HelloVision”)

On November 2, 2015, the Board of Directors resolved to approve the acquisition of CJ HelloVision’s shares from CJ O Shopping Co., Ltd. (“CJ O Shopping”) and on the same day, entered into a share purchase agreement with CJ O Shopping. In addition, on November 2, 2015, SK Broadband’s board of directors resolved to approve the merger of SK Broadband with CJ HelloVision and on the same day, entered into a merger agreement with CJ HelloVision and the closing of the merger was conditioned upon receipt of regulatory approval from relevant authorities. On July 25, 2016, the Company notified CJ O Shopping of the termination of the share purchase agreement and SK Broadband notified CJ HelloVision of the termination of the merger agreement, as the Korea Fair Trade Commission on July 18, 2016 denied approval of the proposed merger, which was a closing condition to the consummation of the merger.

(14)	Tender offer of shares of CJ HelloVision

From November 2, 2015 to November 23, 2015, the Company purchased 6,671,933 shares of CJ HelloVision in a tender offer for up to 10,000,000 shares, paying Won 12,000 per share. Through this tender offer, the Company acquired an 8.61% equity interest in CJ HelloVision.

(15)	Establishment of SK TechX Co., Ltd. and Onestore

In March 2016, SK Planet spun off its platform business and T Store business and established SK TechX Co., Ltd. (“SK TechX”) and Onestore. The Company exchanged 12,323,905 shares of SK Planet for 6,323,905 shares of SK TechX and 6,000,000 shares of Onestore at the time of the spin-off. The Company later acquired an additional 4,409,600 shares of Onestore at a purchase price of Won 22 billion by participating in the follow-on rights offering. The Company did not participate in the subsequent follow-on rights offering and as of March 31, 2019, the Company had a 65.5% interest in Onestore.

(16)	Spin-off and merger of SK Planet’s location-based services business and mobile phone verification services business

Through the merger of SK Planet’s location-based services business and mobile phone verification services business into SK Telecom, the Company seeks to provide a solid base for continued growth, especially in the next generation platform business, and SK Planet plans to further concentrate its resources on its commerce business. The spin-off and merger was effective as of April 5, 2016 and was registered as of April 7, 2016. SK Planet is a wholly-owned subsidiary of the Company, and as the Company did not issue any new shares in connection with the merger, there was no change in the share ownership of the Company.

11

(17)	Establishment of Hana-SK Fintech Corporation

In order to provide an everyday finance platform, the Company entered into a joint venture agreement with Hana Financial Group, in accordance with the resolution of the Board of Directors on July 28, 2016. Combining the Company’s leading mobile technology and big data analysis capabilities with Hana Financial Group’s financial service, Hana-SK Fintech Corporation plans to provide innovative mobile financial services such as mobile asset management, easy payment and overseas wire transfer services. SK Telecom holds a 49% equity stake in the joint venture, and Hana Financial Group holds the remaining 51%. Service of the everyday finance platform Finnq officially launched in the third quarter of 2017.

(18)	Capital contribution of shares of NSOK for new shares of SK Telink

On October 25, 2016, the Company made a capital contribution of all shares of NSOK owned by the Company to SK Telink in exchange for 219,967 newly issued shares of SK Telink, which resulted in an increase of the Company’s equity interest in SK Telink to 85.86%.

(19)	Acquisition of shares of SM Mobile Communications

In October 2016, the Company transferred the media platform businesses Hotzil and 5Ducks to SM Mobile Communications in exchange for 1,200,000 shares of SM Mobile Communications. As a result, the Company owned a 46.2% equity interest in SM Mobile Communications as of March 31, 2019.

(20)	Exchange of shares of SK Communications

On November 24, 2016, the Board of Directors resolved to approve the payment of cash consideration in lieu of the issuance of shares of the Company in a comprehensive exchange of shares of SK Communications. The amount of cash consideration was based on a share exchange ratio of one common share of the Company to 0.0125970 common share of SK Communications. In February 2017, SK Communications became a wholly-owned subsidiary of the Company.

(21)	Acquisition of shares of Iriver

The Company acquired 4,699,248 shares of Iriver at a purchase price of Won 5,320 in connection with a capital contribution. The Company’s equity interest in Iriver following the acquisition is 45.9%. See “Report on Important Business Matters (Decision on Capital Increase)” filed on July 17, 2017 by Iriver for more information.

(22)	Acquisition of newly issued shares of SK China Company Limited (“SK China”)

On July 28, 2017, the Company acquired newly issued shares of SK China to find investment opportunities in ICT and other promising areas of growth in China. In exchange for newly issued shares of SK China, the Company contributed its full equity interest in each of SKY Property Management Limited (“SKY”) and SK Industrial Development China Co., Ltd. (“SK IDC”) as well as cash, equal to the following amounts: 1) SKY stock: USD 276,443,440.64, 2) SK IDC stock: USD 108,072,007.67 and 3) Cash: USD 100,000,000.00. As a result of the acquisition, the Company holds 10,928,921 shares and a 27.27% of equity interest in SK China. See “Report on Decision on Acquisition of SK China Shares” filed by the Company on July 28, 2017 for more information about this transaction.

(23)	Exchange of shares of SK Telink

On September 28, 2017, the Company disclosed a resolution approving the payment of cash consideration in lieu of the issuance of shares of SK Telecom in an exchange of shares of SK Telink. The amount of cash consideration was based on a share exchange ratio of 1:1.0687714. The exchange was completed on December 14, 2017, upon which exchange SK Telink became a wholly-owned subsidiary of the Company.

(24)	Acquisition of shares of FSK L&S Co., Ltd.

On February 6, 2016, the Company acquired 2,415,750 shares of FSK L&S Co., Ltd. at a purchase price of Won 17.8 billion from SK Holdings Co., Ltd. (“SK Holdings”) to utilize its logistics sharing infrastructure with its counterparties and pursue new business opportunities. As a result of the acquisition, the Company had a 60% equity interest in FSK L&S Co., Ltd.

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(25)	Acquisition of shares of id Quantique SA

In order to increase the value of the Company by enhancing its position as the top MNO through utilizing quantum cryptography and by generating returns from its global business, the Company acquired an additional 41,157,506 shares of id Quantique SA on April 30, 2018. As a result, the Company owns a total of 58.1% of the issued and outstanding shares (44,157,506 shares), and has acquired control, of id Quantique SA.

(26)	Acquisition of shares of Siren Holdings Korea Co., Ltd.

The Company acquired shares of Siren Holdings Korea Co., Ltd. (“SHK”), which wholly owns ADT CAPS, in order to strengthen its security business and expand its residential customer base. See “Report on Decision on Acquisition of Shares of Siren Holdings Korea Co., Ltd.” filed on May 8, 2018 for more information.

* Siren Investments Korea Co., Ltd. merged with and into SHK with SHK as the surviving entity, following which CAPSTEC Co., Ltd. and ADT Security Co., Ltd., which were subsidiaries of ADT CAPS, became subsidiaries of SHK.

* SHK changed its name to Life & Security Holdings Co., Ltd. (“Life & Security Holdings”) in accordance with a resolution at its extraordinary meeting of shareholders on October 23, 2018.

(27)	Capital increase of Iriver

On July 26, 2018, the board of directors of Iriver, a subsidiary of the Company, resolved to approve a capital increase of Won 70,000 million through third-party allotment and subsequently issued 7,990,867 common shares. The Company participated in the capital increase and paid Won 65,000 million to subscribe 7,420,091 common shares of Iriver on August 10, 2018, resulting in an increase of the Company’s ownership interest from 45.9% to 53.7%.

(28) Exchange of shares of SK Infosec

On October 26, 2018, the Company announced the decision of the Board of Directors to approve the comprehensive exchange of shares of SK Infosec for shares of the Company. The share exchange ratio was one common share of the Company to 0.0997678 common share of SK Infosec. The share exchange was completed on December 27, 2018, upon which SK Infosec became a wholly-owned subsidiary of the Company.

[SK Broadband]

(1)	Share Exchange

On March 20, 2015, the board of directors of SK Broadband resolved to approve the comprehensive exchange of shares of SK Broadband for shares of the Company. The share exchange was approved at the extraordinary meeting of shareholders held on May 6, 2015. Subsequent to the share exchange, the Company became the parent company of SK Broadband with 100% ownership and remained a listed corporation on the KRX KOSPI Market, and SK Broadband became a wholly-owned subsidiary of the Company and was delisted from the KRX KOSDAQ Market. There was no change in the share ownership interest of the Company’s existing shareholders or the Company’s management in connection with the Share Exchange.

(2)	Merger among Subsidiaries and Affiliates

On July 29, 2015, the board of directors of SK Broadband approved the acquisition of SK Planet’s Hoppin business through a spin-off and subsequent merger transaction pursuant to Article 530-2 of the Korean Commercial Code, with both SK Broadband and SK Planet remaining as existing companies. The spin-off and subsequent merger were effective as of September 1, 2015, and on the same day, SK Broadband issued 2,501,125 new common shares resulting from the merger, allotting 0.0349186 common shares of SK Broadband per one common share of SK Planet to SK Telecom, SK Planet’s sole shareholder.

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(3)	Merger with CJ HelloVision

On November 2, 2015, SK Broadband’s board of directors resolved to approve the merger of SK Broadband with CJ HelloVision such that CJ HelloVision would be the surviving entity and SK Broadband would be the non-surviving entity. The largest shareholder of the merged entity would be SK Telecom with an equity interest of 78.35%. On February 26, 2016, the entry into the merger agreement was resolved as proposed by SK Broadband’s shareholders.

On July 25, 2016, SK Broadband notified CJ HelloVision of the termination of the merger agreement, as the Korea Fair Trade Commission on July 18, 2016 denied approval of the proposed merger, which was a closing condition to the consummation of the merger. On July 27, 2016, SK Broadband’s board of directors resolved to terminate the merger agreement as proposed. Subsequently, the merger agreement is no longer effective and all procedures related to the merger, including the issuance of new shares, were terminated.

(4)	Establishment of a subsidiary

On May 23, 2017, SK Broadband’s board of directors resolved to approve the establishment of a subsidiary. On June 5, 2017, SK Broadband established Home & Service Co., Ltd. (“Home & Service”), a subsidiary responsible for the management of customer service operations, in order to enhance SK Broadband’s competitiveness by strengthening its customer service and strategically developing its home Value Delivery channel and to create quality jobs. Home & Service was incorporated by SK Broadband under the Korean Commercial Code. The subsidiary was capitalized at Won 46 billion (9,200,000 shares with par value of Won 5,000 per share), and SK Broadband holds a 100% equity interest. The Korea Fair Trade Commission approved the subsidiary’s incorporation as an SK affiliate on July 1, 2017, from which arises a duty to report to the Fair Trade Commission.

(5)	Spin-off

On August 16, 2017, SK Broadband’s board of directors resolved to approve the spin-off of its T-commerce subsidiary to enhance the competitiveness and managerial efficiency of its T-commerce business (data broadcasting and commercial retail platform service through TV home shopping channels) through a spin-off and subsequent establishment of a subsidiary pursuant to Article 530-2 and 530-12 of the Korean Commercial Code, with both companies from the simple vertical spin-off remaining as existing companies. The spin-off was effective as of December 1, 2017, and the subsidiary was capitalized at Won 15 billion (3,000,000 shares with par value of Won 5,000 per share), with SK Broadband holding a 100% equity interest. The Korea Fair Trade Commission approved the subsidiary’s incorporation as an SK affiliate on January 1, 2018, from which arises a duty to report to the Fair Trade Commission.

[SK Planet]

On May 29, 2015, the board of directors of SK Planet resolved to spin off its cloud streaming division on July 1, 2015 in order to strengthen its business capabilities and expand overseas. The spin-off ratio was 0.9821740 for the surviving company to 0.0178260 for the newly-established company, and the capital reduction ratio was 1.7825968%.

On July 29, 2015, the board of directors of SK Planet resolved to spin off its Hoppin business, which was merged into SK Broadband on September 1, 2015, in order to unify capabilities within the business and maximize synergies to improve its competitive power in the Korean and international mobile media market. SK Planet issued 2,501,125 new common shares in connection with this transaction, and the merger ratio between SK Planet and SK Broadband was 0.0349186:1.

On December 29, 2015, the board of directors of SK Planet resolved to merge Commerce Planet Co., Ltd., its wholly-owned subsidiary, into SK Planet to generate synergies by uniting capabilities to promote its commerce business. The merger was effective as of February 1, 2016, and SK Planet did not issue any new shares in connection with the merger.

Effective as of March 1, 2016, SK Planet spun off its platform business and T Store business in order to enhance the competitiveness of each business for future growth.

Effective as of April 5, 2016, SK Planet spun off its location-based services business and mobile phone verification services business and merged them into the Company in order to further concentrate its resources on its commerce business.

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On May 29, 2017, the board of directors of SK Planet resolved to transfer the operations and assets related to its BENEPIA business for Won 7.5 billion to SK M&Service Co., Ltd. as of July 1, 2017.

On July 17, 2017, the board of directors of SK Planet resolved to (1) spin-off SK Planet’s advertising agency business as a newly established company, SM Contents & Communications, in order to strengthen the competitiveness of the business for future growth, which spin-off was effective as of October 1, 2017 and (2) sell 100% of its shares of SM Contents & Communications to SM Culture & Contents Co., Ltd. to further concentrate business capabilities and efficiently allocate management resources. The closing date of the sale transaction was October 24, 2017.

On June 19, 2018, the board of directors of SK Planet resolved to spin off its 11st business (including Scinic, Gifticon and 11pay) into a newly established company, effective as of September 1, 2018, in order to enhance the level of specialization and competitiveness of its businesses by strengthening their core competencies and obtain further growth potential of the businesses. See the “Report on Decision on Spin-off of SK Planet’s 11st Business” filed on June 19, 2018 for more information.

On June 19, 2018, the board of directors of SK Planet resolved to merge SK TechX with and into SK Planet, effective as of September 1, 2018, with a merger ratio between SK Planet and SK TechX of 1:3.0504171, in order to enhance management efficiency and create synergies. See the “Report on Decision on Merger of SK TechX into SK Planet” filed on June 19, 2018 for more information.

[SK Telink]

(1)	Acquisition of shares of NSOK

In accordance with the resolution of its board of directors on September 22, 2016, SK Telink received a capital contribution of 408,435 shares (an 83.9% equity interest) of NSOK owned by SK Telecom. On October 25, 2016, SK Telink acquired the remaining 78,200 outstanding shares (a 16.1% equity interest) of NSOK, pursuant to which NSOK became a wholly-owned subsidiary of SK Telink.

In accordance with the resolution of its board of directors on April 12, 2017, SK Telink acquired 525,824 additional shares of NSOK pursuant to a rights offering for an aggregate amount of Won 40.0 billion (or Won 76,071 per share), resulting in SK Telink’s ownership of 1,012,459 shares (a 100% equity interest) of NSOK.

(2)	Comprehensive exchange of shares

On September 28, 2017, SK Telink’s board of directors approved a comprehensive exchange of shares with SK Telecom, pursuant to which SK Telecom would acquire SK Telink’s remaining outstanding shares for cash consideration in lieu of issuance of shares of SK Telecom. The share exchange agreement was subsequently approved at the extraordinary general meeting of shareholders held on November 9, 2017.

Following the exchange, there were no changes to SK Telecom’s share ownership interest level or to management structure, and SK Telecom and SK Telink will remain as corporate entities. SK Telink became a wholly-owned subsidiary of SK Telecom and remains as an unlisted corporation, while SK Telecom remains as a listed corporation. See “Report on Cash Consideration for Shares of SK Telink Co., Ltd.” filed on September 29, 2017 for more information about this transaction.

(3)	Disposal of NSOK shares

Pursuant to the resolution of its board of directors on October 8, 2018, SK Telink entered into an agreement to sell 1,012,459 shares of NSOK (representing a 100.00% equity interest) to Life & Security Holdings. The date of sale was October 10, 2018, and the sale consideration amount was Won 100 billion. See “Report on Disposal of Shares of Related Party” filed on October 8, 2018 by SK Telink for more information about this transaction.

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[NSOK]

(1)	Acquisition of the unmanned electronic security business of Joeun Safe Co., Ltd.

On March 31, 2015, NSOK acquired the unmanned electronic security business of Joeun Safe to expand its unmanned security business. The acquisition cost, which had been reported on January 5, 2015 as Won 19.4 billion, was subject to adjustment depending on the customer transfer rate. The final acquisition cost was determined to be Won 16.9 billion.

(2)	Merger into ADT CAPS

NSOK decided to merge itself into ADT CAPS to create synergies and achieve management efficiency through the combination of assets, technology and management resources. The effective date of the merger was December 1, 2018, and the merger ratio was 1:0. See “Report on Decision to Merge NSOK” filed on October 10, 2018 for more information about this transaction.

[SK Communications]

(1)	Disposition of the Cyworld service

Pursuant to the resolution of its board of directors on March 6, 2014, SK Communications sold its Cyworld service and certain related assets to Cyworld Co., Ltd. for Won 2.8 billion on April 8, 2014.

(2)	Change in the largest shareholder

On September 24, 2015, SK Telecom and SK Planet entered into a share transfer agreement to transfer all of the shares of SK Communications held by SK Planet to SK Telecom. The agreement became effective on October 1, 2015, making SK Telecom the largest shareholder of SK Communications.

(3)	Comprehensive share exchange

Pursuant to the resolution of its board of directors on November 24, 2016, SK Communications entered into a comprehensive share exchange agreement with SK Telecom on November 25, 2016. Upon the consummation of the share exchange on February 7, 2017, SK Communications became a wholly-owned subsidiary of SK Telecom.

[PS&Marketing]

On February 20, 2014, the board of directors of PS&Marketing resolved to acquire the retail distribution business, including related assets, liabilities, contracts and human capital of the information technology and mobile wing of SK Networks. On the same day, the board of directors of PS&Marketing also resolved to acquire retail stores, including their assets and liabilities, of LCNC Co., Ltd (“LCNC”). The acquisitions were completed on April 30, 2014 at a purchase price of Won 124.5 billion for the assets acquired from SK Networks and a purchase price of Won 10 billion for the assets acquired from LCNC.

[Dreamus Company]

(1)	Merger with Iriver CS Co., Ltd. (“Iriver CS”)

Pursuant to the resolution of its board of directors on November 18, 2014, Dreamus Company merged Iriver CS, a subsidiary of the Company, with and into itself on January 31, 2015, with the purpose of enhancing competitiveness through management rationalization and maximization of synergy. The merger was completed based on a merger ratio of 1:0 with no capital increase. The merger and merger registration were completed on January 31, 2015 and February 2, 2015, respectively. Since this merger qualified as a small-scale merger, the approval of the merger by a resolution of the board of directors substituted for the approval by a general meeting of shareholders.

(2)	Acquisition of shares of S.M. Life Design Company Japan Inc.

Pursuant to the resolution of its board of directors on July 17, 2017, Dreamus Company approved a contract to acquire a total of 1,000,000 shares of S.M. Life Design Company Japan Inc. (a 100% equity interest) from S.M. Entertainment Japan Co., Ltd. with the purposes of entering foreign markets and maximizing business synergy. Dreamus Company acquired control of S.M. Life Design Company Japan Inc. upon its completion of payment for the shares on September 1, 2017.

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(3)	Merger of S.M. Mobile Communications JAPAN Inc.

Pursuant to the resolution of its board of directors on July 17, 2017, Dreamus Company decided to merge with S.M. Mobile Communications JAPAN Inc., a contents and information distribution company, with the purpose of reinforcing its contents based device business and enhancing managerial efficiency. As of October 1, 2017, Dreamus Company merged S.M. Mobile Communications JAPAN Inc. into it with a merger ratio of 1:1.6041745, based on which Dreamus Company issued 4,170,852 new common shares.

(4)	Acquisition of important assets (Supply and distribution rights for music and digital contents)

On February 28, 2018, Dreamus Company entered into an agreement with S.M. Entertainment Co., Ltd. to acquire supply and distribution rights for music and digital contents of S.M. Entertainment Co., Ltd., JYP Entertainment Corporation and Big Hit Entertainment. Through this arrangement, the Company plans to increase sales by entering the music and sound recording industries and to create synergies through strategic alliances.

(5)	Merger between subsidiaries

In order to achieve management efficiency and maximize organizational operation synergies, groovers Japan Co., Ltd. and SM Mobile Communications Japan Inc., each of which is a Japanese subsidiary of Dreamus Company, completed their merger with groovers Japan Co., Ltd. as the surviving entity, effective as of July 1, 2018.

(6)	Investment in groovers Inc. (“Groovers”)

On July 26, 2018, the board of directors of Dreamus Company resolved to make an equity investment of Won 11,000 million (2,200,000 common shares) in Groovers for the purposes of providing operating funds to improve its financial structure and pursue new businesses. Payment was completed on July 27, 2018, and the Company’s ownership interest after such equity investment is 100%.

(7)	Transfer of Music Mate business between Groovers and SK TechX

On August 31, 2018, pursuant to the resolutions of its board of directors and the extraordinary meeting of shareholders, each of which was held on June 28, 2018, Groovers acquired all properties, assets and rights related to the Music Mate streaming service from SK TechX for Won 3,570 million.

(8)	Merger of Groovers

Pursuant to the resolution of its board of directors on December 26, 2018, Dreamus Company merged Groovers, a provider of music, contents and other services, with and into itself on March 1, 2019, in order to seek synergies by integrating management resources and enhance management efficiency. The merger was completed based on a merger ratio of 1:0 with no capital increase. The merger and merger registration were completed on March 1, 2019 and March 5, 2019, respectively. Since this merger qualified as a small-scale merger, the approval of the merger by a resolution of the board of directors substituted for the approval by a general meeting of shareholders.

[SK M&Service]

(1)	Acquisition of SK Planet’s BENEPIA business

Pursuant to the resolutions of its board of directors and its extraordinary shareholders meeting held on May 29, 2017, SK M&Service decided to acquire SK Planet’s BENEPIA business (including agency service for the Flexible Benefit Plan and related tangible and intangible assets, goodwill, systems, etc.) for Won 7.5 billion on July 1, 2017.

[Life & Security Holdings]

(1)	Spin-off and merger of certain businesses of ADT CAPS

On May 18, 2018, in order to seek a more efficient corporate structure through reorganization, Life & Security Holdings spun off ADT CAPS’ holding company business (i.e., the business of controlling its subsidiaries CAPSTEC Co. Ltd. and ADT SECURITY Co., Ltd. through the ownership of shares of these subsidiaries) from ADT CAPS and merged it with and into Life & Security Holdings, with Life & Security Holdings and ADT CAPS surviving these transactions.

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[ADT CAPS]

(1)	Merger of NSOK

On October 8, 2018, ADT CAPS merged NSOK, which operated an unmanned security business, with and into itself to seek new sources of growth, taking into account the growth potential of the physical security market.

[Eleven Street]

(1)	Establishment of Eleven Street Co., Ltd. (“Eleven Street”)

On July 31, 2018, the board of directors of SK Planet resolved to spin off its 11st business division (including Scinic, Gifticon and 11pay) into a newly established company, Eleven Street, effective as of September 1, 2018. In the spin-off, newly issued shares of the spun-off company were allocated in proportion to the equity interest of the shareholders as of the date of such allocation, at a ratio of 0.14344419 newly issued share for 1 share of SK Planet (8,383,931 common shares).

(2)	Capital increase of Eleven Street

Pursuant to the resolution of the board of directors on September 7, 2018, Eleven Street issued new shares through a third-party allotment in order to increase its capital, allocating all such new shares to Nile Holdings Co., Ltd. The payment date was September 28, 2018. After the capital increase, SK Telecom holds a 80.26% interest in Eleven Street. See “Report on Decision on Capital Increase of Eleven Street Co., Ltd.” filed by the Company on September 7, 2018 for more information.

(3)	Acquisition of shares of Hello Nature Co., Ltd. (“Hello Nature”)

On October 10, 2018, Eleven Street acquired 281,908 shares of Hello Nature, a fresh food delivery service provider, from SK Planet for Won 29.9 billion. As a result of this acquisition, Eleven Street owns a 49.90% interest in Hello Nature.

(4)	Acquisition of shares of KOREACENTER Co., Ltd. (“KOREACENTER”)

Pursuant to the resolution of the board of directors on December 26, 2018, Eleven Street acquired 578,521 shares owned by the shareholders of KOREACENTER (Gi Rok Kim and three other individuals) and 578,521 newly issued shares of KOREACENTER, for a total consideration of Won 27.5 billion, in order to form a strategic alliance and promote its commerce services and global business.

3. Total Number of Shares

A.	Total Number of Shares

(As of March 31, 2019)		(Unit: in shares)
Classification	Share type			Remarks
	Common shares	Preferred shares	Total
I. Total number of authorized shares	220,000,000	—	220,000,000	—
II. Total number of shares issued to date	89,278,946	—	89,278,946	—
III. Total number of shares retired to date	8,533,235	—	8,533,235	—
a. reduction of capital	—	—	—	—
b. retirement with profit	8,533,235	—	8,533,235	—
c. redemption of redeemable shares	—	—	—	—
d. others	—	—	—	—
IV. Total number of shares (II-III)	80,745,711	—	80,745,711	—
V. Number of treasury shares	8,875,883	—	8,875,883	—
VI. Number of shares outstanding (IV-V)	71,869,828	—	71,869,828	—

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B.	Treasury Shares

(1)	Acquisitions and dispositions of treasury shares

(As of March 31, 2019)								(Unit: in shares)
Acquisition methods			Type of shares	At the beginning of period	Changes			At the end of period
					Acquired (+)	Disposed (-)	Retired (-)
Acquisition pursuant to the Financial Investment Services and Capital Markets Act of Korea (“FSCMA”)	Direct acquisition	Direct acquisition from market	Common shares	8,875,883	—	—	—	8,875,883
			Preferred shares	—	—	—	—	—
		Direct over- the-counter acquisition	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Tender offer	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Sub-total	Common shares	8,875,883	—	—	—	8,875,883
			Preferred shares	—	—	—	—	—
	Acquisition through trust and other agreements	Held by trustee	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Held in actual stock	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Sub-total	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
Other acquisition			Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
Total			Common shares	8,875,883	—	—	—	8,875,883
			Preferred shares	—	—	—	—	—

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4. Status of Voting Rights

(As of March 31, 2019)			(Unit: in shares)
Classification		Number of shares	Remarks
Total shares (A)	Common share	80,745,711	—
	Preferred share	—	—
Number of shares without voting rights (B)	Common share	8,875,883	Treasury shares
	Preferred share	—	—
Shares without voting rights pursuant to the Company’s articles of incorporation (the “Articles of Incorporation”) (C)	Common share	—	—
	Preferred share	—	—
Shares with restricted voting rights pursuant to Korean law (D)	Common share	—	—
	Preferred share	—	—
Shares with reestablished voting rights (E)	Common share	—	—
	Preferred share	—	—
The number of shares with exercisable voting rights (F = A - B - C - D + E)	Common share	71,869,828	—
	Preferred share	—	—

5. Dividends and Others

A.	Dividends

(1)	Distribution of cash dividends was approved during the 32nd General Meeting of Shareholders held on March 18, 2016.

•	Distribution of cash dividends per share of Won 9,000 (exclusive of an interim dividend of Won 1,000) was approved.

(2)	Distribution of interim dividends of Won 1,000 was approved during the 393rd Board of Directors’ Meeting on July 28, 2016.

(3)	Distribution of cash dividends was approved during the 33rd General Meeting of Shareholders held on March 24, 2017.

•	Distribution of cash dividends per share of Won 9,000 (exclusive of an interim dividend of Won 1,000) was approved.

(4)	Distribution of interim dividends of Won 1,000 was approved during the 404th Board of Directors’ Meeting on July 28, 2017.

(5)	Distribution of cash dividends was approved during the 34th General Meeting of Shareholders held on March 21, 2018.

•	Distribution of cash dividends per share of Won 9,000 (exclusive of an interim dividend of Won 1,000) was approved.

(6)	Distribution of interim dividends of Won 1,000 was approved during the 416th Board of Directors’ Meeting on July 26, 2018.

(7)	Distribution of cash dividends was approved during the 35th General Meeting of Shareholders held on March 26, 2019.

•	Distribution of cash dividends per share of Won 9,000 (exclusive of an interim dividend of Won 1,000) was approved.

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B.	Dividends for the Last Three Fiscal Years

(Unit: in millions of Won, except per share data and percentages)
Classification		As of and for the three months ended March 31, 2019	As of and for the year ended December 31, 2018	As of and for the year ended December 31, 2017
Par value per share (Won)		500	500	500
(Consolidated) Net income		373,631	3,127,887	2,599,829
Net income per share (Won)		5,225	44,066	36,582
Total cash dividend		—	717,438	706,091
Total stock dividends		—	—	—
(Consolidated) Percentage of cash dividend to available income (%)		—	22.9	27.2
Cash dividend yield ratio (%)	—	—	3.7	3.6
	—	—	—	—
Stock dividend yield ratio (%)	—	—	—	—
	—	—	—	—
Cash dividend per share (Won)	—	—	10,000	10,000
	—	—	—	—
Stock dividend per share (share)	—	—	—	—
	—	—	—	—

*	Net income per share means basic net income per share. The cash dividend per share amounts include the respective interim cash dividend per share amounts.

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II.	BUSINESS

1. Business Overview

Each company in the consolidated entity is a separate legal entity providing independent services and products. The business is primarily separated into (1) the wireless business consisting of cellular voice, wireless data and wireless Internet services, (2) the fixed-line business consisting of fixed-line telephone, high speed Internet, data and network lease services, among others, (3) commerce business, and (4) other businesses consisting of security services, platform services and Internet portal services, among others.

Set forth below is a summary business description of material consolidated subsidiaries.

Classification	Company name	Description of business
Wireless	SK Telecom Co., Ltd.	Wireless voice and data telecommunications services via digital wireless networks
	PS&Marketing Co., Ltd.	Sale of fixed-line and wireless telecommunications products through wholesale, retail and online distribution channels
	Network O&S Co., Ltd.	Maintenance of switching stations
	Service Ace Co., Ltd	Management and operation of customer centers
Fixed-line	SK Broadband Co., Ltd.

High-speed Internet, TV, telephone, commercial data and other fixed-line services and management of the transmission system for online digital contents

Various media-related services, such as channel management, including video on demand, and mobile IPTV services

	SK Telink Co., Ltd.	International wireless direct-dial “00700” services, voice services using Internet protocol and Mobile Virtual Network Operator (“MVNO”) business
	Home & Service Co., Ltd.	System maintenance of high-speed Internet, IPTV and fixed-line services
Commerce	Eleven Street Co., Ltd.	E-commerce and Internet-related businesses
Other business	SK Planet Co., Ltd.	Information telecommunications business and development and supply of software
	ADT CAPS Co., Ltd.	Unmanned machine-based security and manned security services
	SK Infosec Co., Ltd.	Comprehensive information protection services and integrated computer system consulting and implementation services
	Onestore Co., Ltd.	Operate app store
	SK Communications Co., Ltd.	Integrated portal services through NATE and instant messaging services through NATE-ON
	Dreamus Company (formerly known as Iriver Ltd.)	Audio and video device manufacturing
	SK M&Service Co., Ltd.	System software development, distribution and technical support services and other online information services
	Life & Security Holdings Co., Ltd.	Holding company
	K-net Culture and Contents Venture Fund	Start-up investment support
	SKP America LLC	Sourcing and provision of digital contents
	Atlas Investment	Investments

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[Wireless Business]

A.	Industry Characteristics

The telecommunications services market can be categorized into telecommunications services (such as fixed-line, wireless, leased line and value-added services) and broadcasting and telecommunications convergence services. Pursuant to the Telecommunications Business Act, the telecommunications services market can be further classified into basic telecommunications (fixed-line and wireless telecommunications), special category telecommunications (resale of telecommunications equipment, facilities and services) and value-added telecommunications (Internet connection and management, media contents and others). The size of the domestic telecommunications services market is determined based on various factors specific to Korea, including size of population that uses telecommunication services and telecommunications expenditures per capita. While it is possible for Korean telecommunication service providers to provide services abroad through acquisitions or otherwise, foreign telecommunication services markets have their own characteristics depending, among others, on the regulatory environment and demand for telecommunication services.

The Korean mobile communication market is considered to have reached its maturation stage with more than a 100% penetration rate. However, the Korean mobile communications market continues to improve in the quality of services with the help of advances in network-related technology and the development of highly advanced LTE-A, LTE and 3G smartphones which enable the provision of convergence services for multimedia contents, mobile commerce, telematics, new media and other related services. In addition, through the commercialization of LTE network in July 2011 and LTE-A network in June 2013, business-to-business (“B2B”) businesses, such as the corporate “connected workforce” business which can directly contribute to an enhancement in productivity, are expected to grow rapidly.

In the first half of 2014, wideband LTE-A service was commercialized and on December 29, 2014, tri-band LTE-A service with a maximum speed of 300 Mbps was also commercialized. Since June 2017, through the commercialization of 5band CA technology, which is considered the final stage of LTE development, the Company has provided 4.5G service at the speed of 700Mbps to 900Mbps. Since early 2018, the Company was the first to start providing LTE services with a speed of up to 1 Gbps. Such achievements were the building blocks towards the Company’s LTE penetration exceeding 80% as of December 31, 2018.

The Company began its first 5G transmission in December 2018, signaling the beginning of the 5G era. Following the initial operation of “5G-AI Machine Vision” for its first 5G customer, the Company launched the world’s first 5G subscription services in April 2019. The Company has determined that 5G services would draw the highest level of interest from, and have the greatest impact on, customer experiences relating to media, augmented reality (“AR”) / virtual reality (“VR”) and games, and is launching services related to these areas. In the future, the Company will aim to lead the 5G era with differentiated content in various areas such as sports and entertainment.

B.	Growth Potential

			(Unit: in 1,000 persons)
Classification		As of March 31,	As of December 31,
		2019	2018	2017
Number of subscribers	SK Telecom	27,529	27,382	26,753
	Others (KT, LGU+)	30,344	29,989	28,375
	MVNO	8,098	7,989	7,523
	Total	65,972	65,360	62,651

*	Source: Wireless subscriber data from the Ministry of Science and ICT (“MSIT”) as of March 31, 2019.

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C.	Domestic and Overseas Market Conditions

The Korean mobile communication market includes the entire population of Korea with mobile communication service needs, and almost every Korean is considered a potential user. Sales revenue related to data services has been growing due to the increasing popularity of smartphones and high-speed wireless networks. There is also a growing importance to the B2B segment, which creates added value by selling and developing various solutions. The telecommunications industry is a regulated industry requiring license and approval from the MSIT.

In the wireless business, industry players compete on the basis of the following three main competitive elements:

(i) brand competitiveness, which refers to the overall sense of recognition and loyalty experienced by customers with respect to services and values provided by a company, including the images created by a company’s comprehensive activities and communications on top of the actual services rendered;

(ii) product and service competitiveness, which refers to the fundamental criteria for wireless telecommunications services, including voice quality, service coverage, broad ranges of rate plans, diversified mobile Internet services, price and quality of devices and customer service quality, as well as the ability to develop new services that meet customer needs in a market environment defined by convergence; and

(iii) sales competitiveness, which refers to novel and diversified marketing methods and the strength of the distribution network.

Set forth below is the historical market share of the Company.

			(Unit: in percentages)
Classification	As of March 31,	As of December 31,
	2019	2018	2017	2016
Mobile communication services	47.0	47.3	48.2	49.1

*	Source: Wireless subscriber data from the MSIT as of March 31, 2019.

D.	Business Overview and Competitive Strengths

The Company is seeking to transform itself from a telecommunications service provider into a comprehensive ICT service provider. It has continued to innovate the scope of its services and achieved strong growth in subscribers amid fierce competition and rate cuts.

As a result of positive customer responses to a series of customer value innovation programs that the Company pursued in 2018, such as no-contract plans, safe roaming and the T Plan, the Company achieved a net increase of approximately 127,000 wireless subscribers in the first quarter of 2019. The annual churn rate remained relatively stable at a record low of 1.17%. In the first quarter of 2019, the Company recorded revenue of Won 4,334.9 billion and an operating profit of Won 322.6 billion on a consolidated basis, and revenue of Won 2,812.2 billion and an operating profit of Won 305.7 billion on a separate basis.

In the telecommunications technology domain, following the launch of commercial LTE services in July 2011, the Company became the first telecommunications service provider in the world to launch commercial wideband LTE-A services in June 2014. The Company launched tri-band LTE-A services in December 2014 and 5band 4.5G services in June 2017. In the first quarter of 2018, the Company commenced providing LTE services of up to 1 Gbps by utilizing five-band carrier aggregation technology and 4T4R technology. By launching various high quality services utilizing the LTE-A and wideband LTE networks such as group video conference call services and full high definition mobile IPTV streaming services, the Company has innovated its customers’ data usage experience. In June 2018, the Company secured frequency bandwidths that are optimal for the commercialization of 5G services at a reasonable bid price. In the fourth quarter of 2018, the Company began to build its 5G networks, focusing on Seoul and other metropolitan areas. The Company began its first 5G transmission in December 2018 and is focusing on establishing 5G networks with enhanced stability and security through the application of quantum cryptography communication and AI networks. In April 2019, the Company launched the world’s first 5G subscription services and is leading the 5G era by providing differentiated content in areas including media, AR/VR and games.

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SK Telink, a consolidated subsidiary of the Company, expanded its operations to the MVNO business based on its technical expertise and know-how obtained in its international telecommunications business and launched its MVNO service, ‘SK 7Mobile,’ which is offered at reasonable rates and provides excellent quality. SK Telink is increasing its efforts to develop low-cost distribution channels and create niche markets through targeted marketing towards customers including foreign workers, middle-aged adults and students. An MVNO leases the networks of an MNO and provides wireless telecommunication services under its own brand and fee structure, without owning telecommunication networks or frequencies.

Network O&S, a subsidiary of the Company responsible for the operation of the Company’s base stations and related transmission and power facilities, offers quality fixed-line and wireless network services to customers, including mobile office products to business customers.

PS&Marketing, a subsidiary of the Company, provides a sales platform for products of the Company and SK Broadband including fixed-line and wireless telecommunication products that address customers’ needs for various convergence products. PS&Marketing provides differentiated service to clients through the establishment of new sales channels and product development.

[Fixed-line Business]

A.	Industry Characteristics

The Korean fixed-line services industry is marked by a high level of market concentration, as the government is highly selective in granting telecommunications business licenses. The competitive landscape of the fixed-line and wireless services markets is dominated by its three leading operators, the Company (including SK Broadband), KT and LG U+. Growing competition within the industry has promoted rapid technological evolution, including the convergence of fixed-line and wireless services, as well as broadcasting and telecommunications. In general, the fixed-line and wireless services markets have been characterized by relatively high profitability, cash flows and financial stability.

The high-speed Internet segment operates in a highly mature market. While the number of new subscribers has been decreasing, the segment has shown growth in specialized markets such as one-person households and SOHO (Small Office Home Office), as well as continued growth centered around the premium Giga-Internet services. In the case of IPTV services, the conversion rate to digital television in the overall paid broadcasting market has been increasing, and the proportion of IPTV subscribers among high-speed Internet users has been expanding. Although the total number of new subscribers in the segment has been decreasing, the segment is experiencing rapid growth in the consumption of paid contents due to changes in customer viewing patterns and the diversification of contents, and the platform business such as media advertising also continues to expand. In order to satisfy the diversifying needs of customers and the trend of combining or fusing services, industry players are providing differentiated contents and incorporating AI and big data technologies, resulting in increased competition in the industry. Such competition will present new growth opportunities in the home platform area in connection with the fourth industrial revolution in the future. For business customers, the Company is introducing new technologies and strengthening its competitiveness to secure a stable source of revenue, while expanding its efforts to secure competitiveness in new growth areas such as platform and solution businesses.

B.	Growth Potential

		(Unit: in 1,000 persons)
Classification		As of March 31,	As of December 31,
		2019	2018	2017
Fixed-line Subscribers	High-speed Internet	21,330	21,286	20,989
	Fixed-line telephone	14,156	14,334	15,039
	IPTV (real-time)	15,391	14,717	13,314

*	Source: MSIT website.
*

The number of IPTV subscribers is based on the relevant report released by the MSIT on May 9, 2019 and the number of subscribers as of March 31, 2019 was calculated based on the average number of subscribers in the last six months of 2018.

*

The number of high-speed Internet subscribers as of December 31, 2017 has been revised retroactively through consultation with the MSIT in order to reflect corrections in subscriber data collected by the Company.

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C.	Cyclical Nature and Seasonality

High-speed Internet, fixed-line telephone and IPTV services are mature markets that are comparatively less sensitive to cyclical economic changes as such services have become more of a necessity and the market has matured. The telecommunications services market overall is not expected to be particularly affected by economic downturns due to the low income elasticity of demand for telecommunication services.

D.	Domestic and Overseas Market Conditions

Set forth below is the historical market share of the Company.

	(Unit: in percentages)
Classification	As of March 31,	As of December 31,
	2019	2018	2017
High-speed Internet (including resales)	25.6	25.4	24.9
Fixed-line telephone (including Voice over Internet Protocol (“VoIP”)	16.8	16.8	16.9
IPTV	30.2	30.3	30.6

*	Source: MSIT website.
*	With respect to Internet telephone, the market share was calculated based on market shares among the Company, KT and LG U+ and is based on the number of IP phone subscribers.
*

The market share of IPTV subscribers is based on the relevant report released by the MSIT on May 9, 2019 and the market share as of March 31, 2019 was calculated based on the average number of subscribers in the last six months of 2018.

*

The market share of high-speed Internet subscribers as of December 31, 2017 has been revised retroactively through consultation with the MSIT in order to reflect corrections in subscriber data collected by the Company.

In each of its principal business areas, SK Broadband principally competes on the basis of price, service quality and speed. In the IPTV business, the ability to offer complex services and differentiated contents are becoming increasingly important. General telecommunications businesses operate in a licensed industry with a high barrier of entry, which is dominated by SK Broadband, KT and LG U+.

E.	Business Overview and Competitive Strengths

For the first quarter of 2019, SK Broadband recorded Won 817.0 billion in revenue, Won 13.8 billion in operating profit and Won 0.8 billion in loss for the period on a consolidated basis. While SK Broadband’s revenue growth was primarily driven by increases in the proportion of premium IPTV subscribers and revenue from paid contents, operating profit decreased due to increases in marketing expenses and expenses incurred by subsidiaries, as well as an increase in capital expenditures that were made in furtherance of enhancing its competitiveness. The number of subscribers to each of its high-speed Internet, residential fixed-line telephones, VoIP services and IPTV services was 5.46 million, 2.22 million, 1.65 million and 4.85 million, respectively (resulting in the total number of telephone subscribers being 3.87 million subscribers). In addition, according to the National Customer Satisfaction Index survey in 2018, SK Broadband was ranked first in the categories of high-speed Internet and IPTV for the ninth consecutive year.

In the case of high-speed Internet, SK Broadband has continued to increase the proportion of subscribers of premium services, including its Giga Internet service, to approximately 35% and thereby enhanced the composition of its customers, by strengthening its marketing efforts based on quality and customer value improvements. Compared to the previous quarter, the overall average revenue per user (“ARPU”) from high-speed Internet services increased due to a rise in basic rate ARPU resulting from increases in new subscribers and Giga Internet subscribers. SK Broadband will continue to promote the improvement of customer value and respond swiftly to changes in customer needs and the market with the Giga Premium X service.

With a continued increase in the number of subscribers and growth in revenue from paid contents, SK Broadband’s IPTV service business continued its steady growth, with revenue in the first quarter of 2019 increasing by more than 17% compared to the first quarter of 2018. SK Broadband has provided B tv customers with differentiated experiences through advanced data-based marketing and promotional events based on new content consumption patterns. Such customer-oriented services allowed SK Broadband to maintain its revenue growth. Although the costs related to contents increased in connection with revenue growth, the proportion of such costs as compared to overall revenue has stabilized, resulting in continued improvement in profitability. In the future, SK Broadband will continue to enhance the competitiveness of its services and customer satisfaction level by offering services that are tailored to various customer needs.

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In the case of its corporate business, the proportion of revenues from both the core business, which primarily focuses on fixed-line services, and the growth businesses, has expanded. The corporate business will improve its competitiveness with enhanced services based on the development of new technologies and continue its expansion in the ICT sector, such as IDC/CDN and converged security, in order to overcome the stagnant growth of its existing services and secure a foundation for continued growth.

SK Telink, a provider of international telecommunications service, has been able to establish itself as a market leader as a result of its affordable pricing, proactive marketing and the quality of its services. It launched a mobile phone-based international calling service under the brand name “00700” in 1998, creating a new niche market within the long-distance telephony market that was otherwise dominated by existing service providers. In 2003, SK Telink was designated a common carrier for international calling services, which allowed the Company to expand its international calling services to fixed-line international calling services. In 2005, SK Telink obtained a license to operate VoIP services and local calling value-added services to develop into a versatile fixed-line telecommunications service provider. SK Telink plans to strategically target the convergence of wireless and fixed-line telecommunications and strengthen its existing business as a comprehensive ICT service provider, including international satellite calling services (Internet, wireless and fixed-line calling services on ships, aircraft and in polar regions), and video conference call services while aiming to satisfy the diverse needs of customers by providing quality solutions at reasonable prices.

[Commerce Business]

A.	Industry Characteristics

Electronic commerce, or e-commerce, refers to transactions of goods and services that are processed electronically by information processing systems, such as personal computers, and can be classified into “online order” and “online order brokerage” businesses. The mail order brokerage business refers to the act of intermediating a transaction between a seller and a buyer by an online shopping mall, and the online order business refers to direct sales of goods and services by an online shopping mall. Online shopping malls can be categorized, based on the range of products that they handle, into special malls that handle products limited to specific categories and general malls that handle products across multiple categories. The Korean e-commerce market started to grow in the early 2000s with the spread of the Internet, and it is now going through a second period of growth in the form of mobile commerce as a result of the removal of time and space constraints on shopping following the proliferation of smartphones beginning in 2010, the simplification and improved convenience of payment services, the expansion of fast delivery, the combination of offline and online shopping experiences (omni-channel and O2O services) and advancements in personalization and recommendation services based on AI. 11st, which is an online order brokerage business, is known as an “open market business” within the e-commerce market. As a result of leading the trend of mobile commerce and pursuing innovative customer experience since the early stages of its business, 11st has grown into a major player in the e-commerce market.

B.	Growth Potential

As of December 31, 2018, the size of the Korean e-commerce market was Won 112 trillion, accounting for approximately 25% of the total online and offline distribution market and demonstrating rapid growth at an annual average growth rate of over 20% for the past three years. In addition, mobile transactions accounted for 62% of the total e-commerce transaction value in 2018, after surpassing 50% for the first time in 2016. Considering the current acceleration in the shift of products traditionally sold offline, such as food products, food delivery services, apparels and household products, to the mobile e-commerce platform, mobile e-commerce is expected to continue its growth in the future.

Year	2016	2017	2018
E-commerce transaction value	Won 66 trillion	Won 91 trillion	Won 112 trillion
Annual growth rate	21.4%	39.1%	22.6%

*	Source: National Statistical Office, “Online Shopping Trends.”

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C.	Cyclical Nature and Seasonality

While the commerce industry is inherently affected by fluctuations in the economy to a certain extent, their effect on the e-commerce market has been limited due to its ongoing rapid growth.

D.	Domestic and Overseas Market Conditions

The mobile-centered online commerce market is expected to grow steadily due to the further growth potential of the Internet shopping population, the development of online business models by offline commerce operators and the continued rapid growth of mobile commerce. New business models continue to emerge and proliferate as diverse lifestyle services that go beyond commodities expand into new markets in the area of commerce.

E.	Business Overview and Competitive Strengths

Focusing on the 11st Marketplace, the Company plans to continue expanding the commerce ecosystem of 11st, and ultimately enhance its corporate value by providing diverse and innovative shopping experiences based on technology and strengthening customer benefits using synergies with other ICT businesses of the Company. 11st has become a leader in the Korean e-commerce market through steady growth since its launch in 2008, despite its late entry into the online commerce market that was dominated by two players, Gmarket and Auction. Furthermore, 11st has established itself as a market leader and top player in the Korean mobile commerce market, following its successful entry into and rapid growth in this market.

[Other Businesses]

A.	Industry Characteristics

(1)	Security business

The security systems service business provides security services to governments, companies and individuals with the purpose of protecting tangible and intangible assets and human resources. Depending on the risk prevention method used, the security business can be classified into machine-based security, security system integration (“SI”) and manned security. Machine-based security operates by receiving information that is detected and transmitted by various sensors and cameras installed at the target facilities through control facility equipment and taking prompt and appropriate action, such as dispatching an agent or contacting the police or the fire department, if an abnormality is detected. Security SI is a service that integrates installation, operation, maintenance and repair of various equipment and systems by analyzing the appropriate security system for customer facilities, such as buildings, factories and schools. Manned security services deploy security personnel to areas subject to security, who perform on-site security services such as patrols and access control of buildings and facilities. The Company’s primary business in the security industry is its unmanned security service, and its business areas consist of the following:

Classification	Product
Machine-based security	CAPS service (unmanned security service), access control, view guard (CCTV), attendance management, drinking water management

Security SI and maintenance and repair	Access control (entry and parking), CCTV (recording, camera, monitor, network equipment), other security systems

Integrated security services (machine-based security + manned security)	Machine-based security services, manned security services (security, cleaning, concierge, etc.)

(2)	Platform business

As the number of smartphones distributed in Korea exceeds 40 million, the growth in various mobile devices has spurred the rise of the service provider with a strong platform business as the leader in the ICT market. It is becoming increasingly important to enhance competitiveness by building a platform with large data capacity to handle the increase in data transmission.

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A platform business acts as an intermediary by promoting interactions among various customer groups, thereby generating new values. It is important for a platform business to continually attract subscribers and users and to create an ecosystem with certain lock-in effects. A platform can exist in various forms, including as a technological standard (iOS, Android OS), a subscriber-based service platform (Facebook, Twitter) or a marketplace (Amazon, Onestore). Platform businesses are evolving and expanding globally.

A platform business has strong growth potential due to its connectivity with related services and ease of global expansion. Apple became a world-leading smartphone producer based on its innovative design and the competitive strength of its App Store platform. Google has created a new ecosystem of long-tail advertising by attracting millions of third parties to its advertising platform, as well as showing strong growth in mobile markets with its competitive platform based on Android OS. It is becoming increasingly important to enhance competitiveness through a database that can register and analyze purchase patterns of customers across all areas and a platform with large data capacity with which to utilize this database and provide differentiated services to customers.

B.	Growth Potential

(1)	Security business

Due to a growing number of single-person households and an increasing awareness of the need for security systems as a result of an increase in crime levels, the security industry has steadily grown in recent years. New markets are being formed in the physical security industry as a result of integrating cutting-edge ICT, such as big data, IoT and AI, and bio-recognition technologies. The domestic market size of the physical security industry expanded from Won 3.6 trillion in 2012 to Won 5.5 trillion in 2017 (representing an average annual growth rate of 8.7%), and is expected to grow to Won 7.9 trillion in 2022 (representing an average annual growth rate of 7.5%).

(2)	Platform business

The scope and value generated by the platform business, including application and content marketplaces and N-screen services, continue to increase as smartphones and tablet computers become more popular and the bandwidth and speed of network infrastructure improve. As the wireless network evolves to LTE, business opportunities for the platform business exist, including multimedia streaming, N-screen service based on cloud technology and high-definition location-based services. Since the platform business realizes profit by connecting with advertisements or commerce sites after building a critical mass of subscribers and traffic, the recent growth in the advertising and commerce markets is expected to present an opportunity for platform businesses. The importance of building a platform with large data capacity that is connected to various digital contents and commerce is expected to increase in the future.

C.	Cyclical Nature and Seasonality

(1)	Security business

The security systems business seeks to satisfy the basic need for safety and is less sensitive to economic fluctuations compared to other industries. Although the slowdown in the Korean economy and competition based on lower-cost alternatives has had a negative impact on industry growth, sustained growth is nevertheless expected due to the recent expansion of the industry into converged security markets with the integration of ICT.

(2)	Platform business

With the mobile communication market reaching maturity, related content/service sales are showing steady growth that is unaffected by economic fluctuations. Although sales of content and commerce products may partially be affected by economic fluctuations, the overall impact of economic fluctuations is not considered to be material as the platform market is growing rapidly due to the advancement of wireless networks such as LTE, the rapid proliferation of mobile devices and smartphones and the fast growth of online and mobile commerce. The platform business is not affected by seasonality.

29

D.	Domestic and Overseas Market Conditions

(1)	Security business

The security industry is experiencing a rapid increase in demand for CCTV, access control and other security systems due to threats including crime, natural disasters and calamities and terrorism. With increased consumer interest in safety, demand for security system services is expected to continue to grow. To date, the Korean security market is characterized by an oligopoly dominated by three leading companies due to the high barriers to entry as a result of high initial investment costs of building large-scale network systems and the effects of brand loyalty. The traditional security industry, characterized by price competition aimed at increasing market share, is expanding into a converged security market with the integration of ICT. In addition, the global converged security market integrating ICT has recently been experiencing rapid growth and increased competition due to the entry of global information technology companies. As a result, the global AI security industry, which had a market size of US$3.9 billion in 2018, is expected to grow tenfold by 2025.

(2)	Platform business

The growth of application marketplaces, which started with Apple’s App Store, provides the platform business with new opportunities for revenue generation. The competitive paradigm is shifting from a competition among platform operators toward a competition among eco-systems that include application developers as well as platform operators.

E.	Business Overview and Competitive Strengths

(1)	Security business

Competition within the Korean security systems industry is intensifying as the industry is expanding into a converged security market by implementing new ICT such as AI, video security technology, IoT, big data, 5G networks and intelligent video analysis.

The Company’s AI security service business combined with home IoT is preparing to provide new facility security services such as “total care” services for ensuring the safety of vulnerable groups and management services for large-scale factories utilizing drones. Moreover, the competition within the AI security business is expected to intensify as it evolves from providing home IoT solutions to becoming a general security solution for smart cities.

(2)	Platform business

OK Cashbag is a point-based loyalty marketing program which has grown to become a global top-tier loyalty marketing program since its inception in 1999. Customers have access to increased benefits through accumulation of loyalty reward points and partner companies use OK Cashbag as a marketing resource. As Korea’s largest loyalty mileage program, OK Cashbag maintains a leading position in the industry. The Company is continuing to develop its service in light of market conditions and customers’ needs to enhance its customers’ perception of point value and is reviewing and pursuing various plans to develop OK Cashbag into a service that goes beyond a mileage program that leverages the key competitiveness of OK Cashbag such as its platform and partnership network.

Syrup is a consumer-oriented commerce service with the goal of minimizing its customers’ time and efforts while maximizing the economic benefits by providing information about coupons and events based on time, place and occasion. To achieve this goal, Syrup combines location-based services, such as geo-fencing, a virtual perimeter technology using a global positioning system (or, GPS) and Bluetooth Low Energy (or, BLE), with big data analysis of consumption patterns. Syrup’s business partners can benefit from cost-effective marketing through Syrup by utilizing statistics and analysis regarding consumers’ frequency of visits, preferred products, and consumption patterns.

T-Map Navigation provides map, local information, real-time traffic information and navigation services. T-Map Navigation is one of the leading location-based service platforms in Korea. By entering the O2O service area with T map Taxi, T map Public Transportation and others, the Company is expanding its mobile platform foundation that connects day to day life. In September 2016, the Company launched T-Map x NUGU, which provides a new form of intelligent car infotainment service in collaboration with the Company’s AI service, NUGU. The Company has continued to secure subscribers by differentiating its product T-map x NUGU as a unique “AI driving assistant.” The Company has also focused on providing effective “infotainment” platforms to commercial vehicle businesses as well as providing localized content, including region-specific information and advertisements. The Company plans to further develop the T-Map Navigation platform by initiating open application programming interface-based services, providing services to more diverse types of devices and providing local area-based services.

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Regarding portal services, the Company’s instant messenger service, “Nate-On,” had a market share of 11.0% in the instant messenger market in Korea with 2.0 million net users during the month of March 2019. “Nate,” the Company’s Internet search portal service, realized a page-view market share of 4.5% as of March 31, 2019. (Source: Korean Click, based on fixed-line access)

2. Updates on Major Products and Services

(Unit: in millions of Won and percentages)
Business	Major Companies	Item	Major Trademarks	Consolidated Sales Amount (ratio)
Wireless	SK Telecom Co., Ltd., PS&Marketing Co., Ltd., Network O&S Co., Ltd.	Mobile communication service, wireless data service, ICT service	T, 5GX, Band Data and others	2,965,057 (68%)
Fixed-line	SK Broadband Co., Ltd., SK Telink Co., Ltd.	Fixed-line phone, high speed Internet, data and network lease service	B tv , 00700 international call, 7mobile and others	769,221 (18%)
Commerce	Eleven Street Co., Ltd.	E-commerce	11st, Gifticon and others	154,624 (4%)
Other	SK Planet Co., Ltd., Onestore Co., Ltd., SK Communications Co., Ltd., SK M&Service Co., Ltd., ADT CAPS Co., Ltd. SK Infosec Co., Ltd.	Information telecommunication, electronic finance, advertising, Internet portal service, personnel and system security, information security and others	11st, OK Cashbag, NATE, CAPS and others	446,004 (10%)
Total				4,334,906 (100%)

3. Price Trends for Major Products

[Wireless Business]

As of March 31, 2019, based on the Company’s standard monthly subscription plan, the basic service fee was Won 12,100 and the usage fee was Won 1.98 per second.

[Fixed-line Business]

Price fluctuations in the different services provided by SK Broadband are due to discounts provided for long term contracts, changes in equipment costs and competition between companies.

4. Investment Status

[Wireless Business]

A.	Investment in Progress

(Unit: in 100 millions of Won)
Business	Classification	Investment period	Subject of investment	Investment effect	Expected investment amount	Amount already invested	Future investment
Network/Common	Upgrade/ New installation	Three months ended March 31, 2019	Network, systems and others	Capacity increase and quality improvement; systems improvement	To be determined	3,313	—
Total					To be determined	3,313	—

31

B.	Future Investment Plan

(Unit: in 100 millions of Won)
Business	Expected investment amount		Expected investment for each year			Investment effect
	Asset type	Amount	2019	2020	2021
Network/Common	Network, systems and others	To be determined	To be determined	To be determined	To be determined	Upgrades to the existing services and expanded provision of network services including 5G
Total		To be determined	To be determined	To be determined	To be determined

[Fixed-line Business]

A.	Investment in Progress

In 2019, the Company plans to make capital expenditures to expand network coverage, upgrade its media platform and exchange terminals in order to enhance customer value, and does not expect such expenditures to have a material adverse effect on the Company’s financial structure through improvements in investment efficiency.

(Unit: in 100 millions of Won)
Business	Classification	Investment period	Subject of investment	Investment effect	Amount already invested	Future investment
High-speed Internet	Upgrade/ New installation	Three months ended March 31, 2019	Backbone and subscriber network/ others	Expand subscriber networks and facilities	209	To be determined
Fixed-line telephone					4
IPTV					192
Corporate Business				Increase leased-line and integrated information system	276
Backbone network				Additional backbone equipment and lines	5
IT infrastructure				Upgrade IT infrastructure and network management system	11
Others				Increase network equipment and NW security	51
Total					748

5. Revenues

		(Unit: in millions of Won)
Business	Sales type	Item		For the three months ended March 31, 2019	For the year ended December 31, 2018	For the year ended December 31, 2017
Wireless	Services	Mobile communication	Export	12,317	50,959	20,507
			Domestic	2,952,740	12,327,938	13,241,628
			Subtotal	2,965,057	12,378,897	13,262,135
Fixed-line	Services	Fixed-line, B2B data, high-speed Internet, TV	Export	18,697	104,592	84,395
			Domestic	750,524	2,828,006	2,639,756
			Subtotal	769,221	2,932,598	2,724,151
Commerce	Services	E-commerce	Export	1,821	5,620	5,202
			Domestic	152,803	612,459	1,038,969
			Subtotal	154,624	618,079	1,044,171
Other	Services	Display and search ad., content	Export	21,931	56,925	36,031
			Domestic	424,073	887,461	453,525
			Subtotal	446,004	944,386	489,556
Total			Export	54,766	218,096	146,135
			Domestic	4,280,140	16,655,864	17,373,878
			Total	4,334,906	16,873,960	17,520,013

*	Revenues for the years ended December 31, 2017 were recorded based on previously applicable accounting standards of K-IFRS 1018 and K-IFRS 1039.

32

	(Unit: in millions of Won)
For the three months ended March 31, 2019	Wireless	Fixed	Commerce	Other	Sub total	Internal transaction	After consolidation
Total sales	3,308,864	1,004,360	156,945	518,367	4,988,536	(653,630)	4,334,906
Internal sales	343,807	235,139	2,321	72,363	653,630	(653,630)	—
External sales	2,965,057	769,221	154,624	446,004	4,334,906	—	4,334,906
Depreciation and amortization	632,893	180,847	7,882	69,528	891,150	—	891,150
Operating profit (loss)	297,871	10,693	4,304	9,704	322,572	—	322,572
Finance profit (loss)							(67,939)
Gain from investments in associates and joint ventures							223,345
Other non-operating profit (loss)							(10,171)
Profit before income tax							467,808

6. Derivative Transactions

A.	Current Swap Contract Applying Cash Flow Risk Hedge Accounting

Currency and interest rate swap contracts under cash flow hedge accounting as of March 31, 2019 are as follows:

Borrowing date	Hedged item	Hedged risk	Contract type	Financial institution	Duration of contract
Jul. 20, 2007	Unsecured foreign bonds	Foreign currency risk	Cross currency swap	Morgan Stanley and four other banks	Jul. 20, 2007 – Jul. 20, 2027

Mar. 7, 2013	Floating rate foreign currency denominated bonds	Foreign currency risk and interest rate risk	Cross currency interest rate swap	DBS Bank	Mar. 7, 2013 – Mar. 7, 2020

Dec. 16, 2013	Fixed rate foreign currency denominated loan	Foreign currency risk	Cross currency swap	Deutsche Bank	Dec. 16, 2013 – Apr. 29, 2022

Apr. 16, 2018	Fixed rate foreign currency denominated bonds	Foreign currency risk	Cross currency swap	The Export-Import Bank of Korea and three other banks	Apr. 16, 2018 – Apr. 16, 2023

Aug. 13, 2018	Unsecured foreign bonds	Foreign currency risk	Cross currency swap	Citibank	Aug. 13, 2018 – Aug. 13, 2023

Jul. 30, 2014	Floating rate Korean Won denominated loan	Interest rate risk	Interest rate swap	Korea Development Bank	Nov. 10, 2016 – Jul. 30, 2019

Dec. 20, 2016	Floating rate Korean Won denominated loan	Interest rate risk	Interest rate swap	Korea Development Bank	Dec. 20, 2016 – Dec. 20, 2021

Dec. 21, 2017	Floating rate Korean Won denominated loan	Interest rate risk	Interest rate swap	Korea Development Bank	Dec. 5, 2017 – Dec. 21, 2022

Dec. 19, 2018	Floating rate Korean Won denominated loan	Interest rate risk	Interest rate swap	Credit Agricole CIB	Mar. 19, 2019 – Dec. 14, 2023

33

B.	Total Return Swap

The Company has entered into a total return swap relating to Won 270 billion of beneficiary certificates issued by IGIS Privately Placed Real Estate Investment Trust No. 156 and recognized Won 4,519 million and Won 4,640 million of non-current derivative financial assets as of March 31, 2019 and December 31, 2018, respectively, in connection therewith.

C.	Treatment of Derivative Instruments on the Balance Sheet

As of March 31, 2019, fair values of the above derivatives recorded in assets or liabilities and details of derivative instruments were as follows:

		(Unit: in millions of Won)
Classification	Hedged item	Fair value
		Cash flow hedge	Trading purposes	Total
Current assets:
Cross currency interest rate swap	Floating rate foreign currency denominated bonds	14,985	—	14,985
	Floating rate Korean Won denominated loan	8	—	8
	Unsecured foreign bonds	6,407	—	6,407
Non-current assets:
Interest rate swap and cross currency swap	Structured bonds	—	11,392	11,392
	Unsecured foreign bonds	18,810	—	18,810
	Fixed rate foreign currency denominated bonds	40,379	—	40,379
Contracts for difference:	Others	—	4,519	4,519
Total derivative financial assets				96,501
Current liabilities:
Interest rate swap	Floating rate Korean Won denominated loan	(619)	—	(619)
Non-current liabilities:
Interest rate swap and cross currency swap	Fixed rate foreign currency denominated loan	(24)	—	(24)
Total derivative financial liabilities				(643)

7. Major Contracts

[SK Telecom]

Not applicable.

[SK Broadband]

Due to the nature of the telecommunication service business, SK Broadband has entered into agreements related to the joint usage of telecommunication facilities for interconnection among telecommunication lines conduits and telecommunication service providers. Below are the major contracts of SK Broadband. In addition to the below, SK Broadband has also entered into various real estate rental agreements.

Counterparty	Contract Contents	Contract Period	Note
Telecommunication service providers	Interconnection among telecommunication service providers	—	-Automatically renewed for two years at a time unless specific amendments are requested

KEPCO	Provision of electric facilities	From Nov. 2018 to Nov. 2019	-Use of electricity poles (entered on Nov. 7, 2014) -Unless special reasons arise, the usage period will be automatically renewed annually

Busan Transportation Corporation	Use of telecommunication line conduits	From Aug. 2017 to Jul. 2019	-Use of railway telecommunication conduit (Serviced areas to expand)

34

Counterparty	Contract Contents	Contract Period	Note
Seoul Metro	Use of telecommunication line conduits	From Jan. 2018 to Dec. 2020	-Use of railway telecommunication conduit (Serviced areas to expand)

Seoul Metro	Use of telecommunication line conduits	From May 2016 to May 2019

-Use of railway telecommunication conduit (Serviced areas to expand)

-Unless special reasons arise, the usage period will be automatically renewed every three years until 2019

-Expected to enter into a new contract in 2019 after re-negotiation of usage fees

[SK Communications]

Counterparty	Purpose	Contract Period	Contract Amount
Kakao Corp.	Cost-per-click Internet search advertisement	—	Amount determined based on the number of clicks

*	SK Communications and Kakao Corp. have agreed not to publicly disclose the contract period with respect to the contract with Kakao Corp.

8. R&D Investments

Set forth below are the Company’s R&D expenditures.

			(Unit: in millions of Won except percentages)
	Category	For the three months ended March 31, 2019	For the year ended December 31, 2018	For the year ended December 31, 2017	Remarks
	Raw material	176	760	1,261	—
	Labor	37,382	131,792	139,845	—
	Depreciation	40,416	155,093	144,301	—
	Commissioned service	10,254	78,323	76,042	—
	Others	13,802	47,511	53,112	—
	Total R&D costs	102,030	413,480	414,562	—
Accounting	Sales and administrative expenses	99,622	387,675	395,276	—
	Development expenses (Intangible assets)	2,408	25,805	19,285	—
	R&D cost / sales amount ratio (Total R&D costs / Current sales amount×100)	2.35%	2.45%	2.37%	—

9. Other information relating to investment decisions

A.	Trademark Policies

The Company manages its corporate brand and other product brands in a comprehensive way to protect and increase their value. The Company operates an intranet system called “Comm.ON” in order to implement consistent communication with consumers across various areas including branding, design, marketing and public relations, and systematically manages the development, registration and licensing of brands through such system.

35

B.	Business-related Intellectual Property

[SK Telecom]

As of March 31, 2019, the Company held 4,610 Korean-registered patents and 1,433 foreign-registered patents. The Company holds 720 Korean-registered trademarks and owns intellectual property rights to its proprietary graphic design of the alphabet “T” representing its brand. The designed alphabet “T” is registered in all business categories for trademarks (total of 45). The number of registered patents and trademarks is subject to constant change due to the acquisition of new rights, expiration of terms, abandonments and dispositions.

[SK Broadband]

As of March 31, 2019, SK Broadband held 354 Korean-registered patents and 151 foreign-registered patents (including those held jointly with other companies). It also holds 296 Korean-registered trademarks and owns intellectual property rights to its proprietary graphic design of the alphabet “B” representing its brand. The designed alphabet “B” is registered in all business categories for trademarks (total of 45). The number of registered patents and trademarks is subject to continual change due to the acquisition of new rights, expiration of terms, abandonments and dispositions.

[SK Planet]

As of March 31, 2019, SK Planet held 1,572 registered patents, 95 registered design marks, 1,041 registered trademarks and 4 copyrights (in each case including those held jointly with other companies) in Korea. It also holds various other intellectual property rights in other countries, including 218 U.S.-registered patents, 119 Chinese-registered patents, 83 Japanese-registered patents, 87 E.U.-registered patents (in each case including those held jointly with other companies) and 284 foreign registered trademarks.

[Eleven Street]

As of March 31, 2019, Eleven Street held 81 registered patents, 12 registered design marks, 580 registered trademarks and 5 copyrights (in each case including those held jointly with other companies) in Korea. It also holds various other intellectual property rights in other countries, including 22 U.S.-registered patents (including those held jointly with other companies).

[SK Communications]

As of March 31, 2019, SK Communications held 93 registered patents, 26 registered design rights and 506 registered trademarks in Korea.

C.	Business-related Pollutants and Environmental Protection

[SK Telecom]

The Company does not directly engage in any manufacturing and therefore does not undertake any industrial processes that emit pollutants into the air or industrial processes in which hazardous materials are used.

[SK Broadband]

SK Broadband does not directly engage in any manufacturing processes that emit environmental pollutants, and more than 99% of its greenhouse gas emissions is indirect emissions from its use of external electricity. SK Broadband was selected as a business subject to allocation of emission permits as part of Korea’s greenhouse gas emissions trading scheme that commenced in 2015, and it actively fulfills its obligations and consistently achieves the targets set by the government. In addition, SK Broadband continues to invest in environment-friendly facilities for its data centers and improve the stability and efficiency of its services.

36

III.	FINANCIAL INFORMATION

1. Summary Financial Information (Consolidated and Separate)

A.	Summary Financial Information (Consolidated)

Below is the summary consolidated financial information of the Company as of March 31, 2019, December 31, 2018 and December 31, 2017 and for the three months ended March 31, 2019 and 2018 and the years ended December 31, 2018 and 2017. The Company’s unaudited consolidated financial statements as of March 31, 2019 and December 31, 2018 and for the three months ended March 31, 2019 and 2018, which are prepared in accordance with K-IFRS, are attached hereto.

	(Unit: in millions of Won except number of companies)
	As of March 31, 2019	As of December 31, 2018	As of December 31, 2017
Assets
Current Assets	8,348,748	7,958,839	6,201,799
• Cash and Cash Equivalents	2,057,080	1,506,699	1,457,735
• Accounts Receivable – Trade, net	1,962,911	2,008,640	2,126,007
• Accounts Receivable – Other, net	1,293,128	937,837	1,260,835
• Others	3,035,629	3,505,663	1,357,222
Non-Current Assets	34,997,733	34,410,272	27,226,870
• Long-Term Investment Securities	699,197	664,726	887,007
• Investments in Associates and Joint Ventures	13,017,579	12,811,771	9,538,438
• Property and Equipment, net	11,195,863	10,718,354	10,144,882
• Intangible Assets, net	5,322,206	5,513,510	3,586,965
• Goodwill	2,939,368	2,938,563	1,915,017
• Others	1,823,520	1,763,348	1,154,561
Total Assets	43,346,481	42,369,111	33,428,669
Liabilities
Current Liabilities	7,921,591	6,847,557	7,109,123
Non-Current Liabilities	13,305,773	13,172,304	8,290,351
Total Liabilities	21,227,364	20,019,861	15,399,474
Equity
Equity Attributable to Owners of the Parent Company	22,241,583	22,470,822	17,842,139
Share Capital	44,639	44,639	44,639
Capital Surplus (Deficit) and Other Capital Adjustments	646,177	655,084	196,281
Retained Earnings	21,835,766	22,144,541	17,835,946
Reserves	(284,999)	(373,442)	(234,727)
Non-controlling Interests	(122,466)	(121,572)	187,056
Total Equity	22,119,117	22,349,250	18,029,195
Total Liabilities and Equity	43,346,481	42,369,111	33,428,669
Number of Companies Consolidated	46	44	39

	(Unit: in millions of Won except per share data)
	For the three months ended March 31, 2019	For the three months ended March 31, 2018	For the year ended December 31, 2018	For the year ended December 31, 2017
Operating Revenue	4,334,906	4,181,537	16,873,960	17,520,013
Operating Profit	322,572	325,476	1,201,760	1,536,626
Profit Before Income Tax	467,808	906,990	3,975,966	3,403,249
Profit for the Period	373,631	693,372	3,131,988	2,657,595
Profit for the Period Attributable to Owners of the Parent Company	379,189	694,959	3,127,887	2,599,829
Profit for the Period Attributable to Non-controlling Interests	(5,558)	(1,587)	4,101	57,766
Basic and Diluted Earnings Per Share (Won)	5,225	9,842	44,066	36,582

*	Financial information as of and for the years ended December 31, 2017 was recorded based on previously applicable accounting standards of K-IFRS 1018 and K-IFRS 1039.

37

B.	Summary Financial Information (Separate)

Below is the summary separate financial information of the Company as of March 31, 2019, December 31, 2018 and December 31, 2017 and for the three months ended March 31, 2019 and 2018 and the years ended December 31, 2018 and 2017. The Company’s unaudited separate financial statements as of March 31, 2019 and December 31, 2018 and for the three months ended March 31, 2019 and 2018, which are prepared in accordance with K-IFRS, are attached hereto.

	(Unit: in millions of Won)
	As of March 31, 2019	As of December 31, 2018	As of December 31, 2017
Assets
Current Assets	5,170,458	4,679,378	3,768,098
• Cash and Cash Equivalents	854,972	877,823	880,583
• Accounts Receivable – Trade, net	1,335,692	1,354,260	1,520,209
• Accounts Receivable – Other, net	1,049,197	518,451	1,003,509
• Others	1,930,597	1,928,844	363,797
Non-Current Assets	24,548,962	24,168,645	21,789,424
• Long-Term Investment Securities	413,313	410,672	724,603
• Investments in Subsidiaries and Associates	10,367,135	10,188,914	9,152,321
• Property and Equipment, net	7,298,059	6,943,490	6,923,133
• Intangible Assets, net	3,843,855	4,010,864	3,089,545
• Goodwill	1,306,236	1,306,236	1,306,236
• Others	1,320,364	1,308,469	593,586
Total Assets	29,719,420	28,848,023	25,557,522
Liabilities
Current Liabilities	5,153,252	4,178,068	4,767,401
Non-Current Liabilities	7,702,095	7,782,468	5,782,730
Total Liabilities	12,855,347	11,960,536	10,550,131
Equity
Share Capital	44,639	44,639	44,639
Capital Surplus and Other Capital Adjustments	415,411	415,324	371,895
Retained Earnings	16,433,106	16,467,789	14,512,556
Reserves	(29,083)	(40,265)	78,301
Total Equity	16,864,073	16,887,487	15,007,391
Total Liabilities and Equity	29,719,420	28,848,023	25,557,522

	(Unit: in millions of Won except per share data)
	For the three months ended March 31, 2019	For the three months ended March 31, 2018	For the year ended December 31, 2018	For the year ended December 31, 2017
Operating Revenue	2,812,208	2,988,538	11,705,639	12,468,035
Operating Profit	305,735	369,257	1,307,494	1,697,709
Profit Before Income Tax	761,632	477,476	1,221,244	1,603,808
Profit for the Period	643,993	364,427	933,902	1,331,114
Basic and Diluted Earnings Per Share (Won)	8,909	5,161	13,000	18,613

*	Financial information as of and for the years ended December 31, 2017 was recorded based on previously applicable accounting standards of K-IFRS 1018 and K-IFRS 1039.

38

2. Other Matters Related to Financial Information

A.	Restatement of the Financial Statements

Not applicable.

B.	Loss Allowance

(1)	Loss Allowance of Trade and Other Receivables

	(Unit: in millions of Won)
	For the three months ended March 31, 2019
	Gross amount	Loss Allowance	Percentage
Accounts receivable – trade	2,249,331	271,600	12%
Loans	150,253	47,680	32%
Accounts receivable – other	1,657,330	69,343	4%
Accrued income	6,786	200	3%
Guarantee deposits	314,436	—	—
Total	4,378,136	388,823	9%

	(Unit: in millions of Won)
	For the year ended December 31, 2018
	Gross amount	Loss Allowance	Percentage
Accounts receivable – trade	2,280,090	260,157	11%
Loans	135,503	47,375	35%
Accounts receivable – other	1,280,236	68,346	5%
Accrued income	6,232	166	3%
Guarantee deposits	315,854	—	—
Total	4,017,915	376,045	9%

	(Unit: in millions of Won)
	For the year ended December 31, 2017
	Gross amount	Loss Allowance	Percentage
Accounts receivable – trade	2,378,203	239,448	10%
Loans	161,015	47,311	29%
Accounts receivable – other	1,623,295	75,412	5%
Accrued income	3,979	—	—
Guarantee deposits	296,517	—	—
Total	4,463,009	362,171	8%

(2)	Movements in Loss Allowance of Trade and Other Receivables

		(Unit: in millions of Won)
	For the three months ended March 31, 2019	For the year ended December 31, 2018	For the year ended December 31, 2017
Beginning balance	376,045	362,171	369,332
Effect of change in accounting policy	—	13,049	—
Increase of loss allowance	11,090	45,051	40,377
Reversal of loss allowance	—	—	—
Write-offs	(2,007)	(65,762)	(70,802)
Other	3,695	21,536	23,264
Ending balance	388,823	376,045	362,171

39

(3)	Policies for Loss Allowance

The Company establishes loss allowances based on the likelihood of recoverability of trade and other receivables based on their aging at the end of the period and past customer default experience for the past two years. With respect to trade receivables relating to wireless telecommunications services, the Company considers the likelihood of recovery based on past customer default experience and the length of default in connection with the type of default (e.g., whether the customer’s service has been terminated or is continued). For such trade receivables that have been overdue for more than two years after the customer’s service has been terminated, the Company records an allowance of 100% of such receivables. For such trade receivables that have been overdue for less than two years after the customer’s service has been terminated or relates to a customer that is continuing his service, the Company records an allowance of a certain percentage of such receivable. Consistent with customary practice, the Company writes off trade and other receivables for which the prescription period has passed or that are determined to be impossible or economically too costly to collect, including receivables that are less than Won 200,000 and more than six months overdue and receivables that have been determined to be the subject of identity theft.

(4)	Aging of Accounts Receivable

			(Unit: in millions of Won)
	As of March 31, 2019
	Six months or less	From six months to one year	From one year to three years	More than three years	Total
Accounts receivable – general	1,943,663	65,314	149,469	90,885	2,249,331
Percentage	86%	3%	7%	4%	100%

C.	Inventories

(1)	Detailed Categories of Inventories

	(Unit: in millions of Won)
Account Category	For the three months ended March 31, 2019	For the year ended December 31, 2018	For the year ended December 31, 2017
Merchandise	234,268	259,524	243,975
Goods in transit	—	—	—
Other inventories	29,403	28,529	28,428
Total	263,671	288,053	272,403
Percentage of inventories to total assets [ Inventories / Total assets ]	0.61%	0.68%	0.81%
Inventory turnover [ Cost of sales / { ( Beginning balance of inventories + Ending balance of inventories ) / 2} ]	5.47	6.41	7.09

(2)	Reporting of Inventories

The Company holds handsets, ICT equipment for offline sales, etc. in inventory. The Company conducts physical due diligence of its inventories with its auditors at the end of each year.

D.	Fair Value Measurement

See note 2 of the notes to the Company’s unaudited consolidated financial statements as of March 31, 2019 and December 31, 2018 and for the three months ended March 31, 2019 and 2018, for more information.

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E. Key Terms of Debt Securities

[SK Telecom]

The following are key terms and conditions of bonds issued by the Company.

Name	Issue Date	Maturity Date	Principal Amount (Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 61-2	Dec. 27, 2011	Dec. 27, 2021	190,000,000,000	Dec. 19, 2011	Hana Financial Investment Co., Ltd.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 50% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed Won 2 trillion
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Submitted on April 2, 2019

Name	Issue Date	Maturity Date	Principal Amount (Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 62-1	Aug. 28, 2012	Aug. 28, 2019	170,000,000,000	Aug. 22, 2012	Meritz Securities Co., Ltd.
Unsecured Bond – Series 62-2	Aug. 28, 2012	Aug. 28, 2022	140,000,000,000	Aug. 22, 2012	Meritz Securities Co., Ltd.
Unsecured Bond – Series 62-3	Aug. 28, 2012	Aug. 28, 2032	90,000,000,000	Aug. 22, 2012	Meritz Securities Co., Ltd.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 100% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed Won 2 trillion
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Submitted on April 2, 2019

41

Name	Issue Date	Maturity Date	Principal Amount (Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 63-1	April 23, 2013	April 23, 2023	230,000,000,000	April 17, 2013	Korea Securities Finance Corp.
Unsecured Bond – Series 63-2	April 23, 2013	April 23, 2033	130,000,000,000	April 17, 2013	Korea Securities Finance Corp.
Unsecured Bond – Series 64-1	May 14, 2014	May 14, 2019	50,000,000,000	April 29, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 64-2	May 14, 2014	May 14, 2024	150,000,000,000	April 29, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 64-4	May 14, 2014	May 14, 2029	50,000,000,000	April 29, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 65-1	Oct. 28, 2014	Oct. 28, 2019	160,000,000,000	Oct. 16, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 65-2	Oct. 28, 2014	Oct. 28, 2021	150,000,000,000	Oct. 16, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 65-3	Oct. 28, 2014	Oct. 28, 2024	190,000,000,000	Oct. 16, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 66-1	Feb. 26, 2015	Feb. 26, 2022	100,000,000,000	Feb. 11, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 66-2	Feb. 26, 2015	Feb. 26, 2025	150,000,000,000	Feb. 11, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 66-3	Feb. 26, 2015	Feb. 26, 2030	50,000,000,000	Feb. 11, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 67-2	July 17, 2015	July 17, 2025	70,000,000,000	July 9, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 67-3	July 17, 2015	July 17, 2030	90,000,000,000	July 9, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 68-2	Nov. 30, 2015	Nov. 30, 2025	100,000,000,000	Nov. 18, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 68-3	Nov. 30, 2015	Nov. 30, 2035	70,000,000,000	Nov. 18, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 69-2	March 4, 2016	March 4, 2021	100,000,000,000	Feb. 22, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 69-3	March 4, 2016	March 4, 2026	90,000,000,000	Feb. 22, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 69-4	March 4, 2016	March 4, 2036	80,000,000,000	Feb. 22, 2016	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 100% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed Won 2 trillion
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Submitted on April 2, 2019

Name	Issue Date	Maturity Date	Principal Amount (Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 70-1	June 3, 2016	June 3, 2019	50,000,000,000	May 24, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 70-2	June 3, 2016	June 3, 2021	50,000,000,000	May 24, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 70-3	June 3, 2016	June 3, 2026	120,000,000,000	May 24, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 70-4	June 3, 2016	June 3, 2031	50,000,000,000	May 24, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 71-1	April 25, 2017	April 25, 2020	60,000,000,000	April 13, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 71-2	April 25, 2017	April 25, 2022	120,000,000,000	April 13, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 71-3	April 25, 2017	April 25, 2027	100,000,000,000	April 13, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 71-4	April 25, 2017	April 25, 2032	90,000,000,000	April 13, 2017	Korea Securities Finance Corp.

42

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed Won 5 trillion
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Submitted on April 2, 2019

Name	Issue Date	Maturity Date	Principal Amount (Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 72-1	Nov. 10, 2017	Nov. 10, 2020	100,000,000,000	Oct. 31, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 72-2	Nov. 10, 2017	Nov. 10, 2022	80,000,000,000	Oct. 31, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 72-3	Nov. 10, 2017	Nov. 10, 2027	100,000,000,000	Oct. 31, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 73-1	Feb. 20, 2018	Feb. 20, 2021	110,000,000,000	Feb. 6. 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 73-2	Feb. 20, 2018	Feb. 20, 2023	100,000,000,000	Feb. 6. 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 73-3	Feb. 20, 2018	Feb. 20, 2028	200,000,000,000	Feb. 6. 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 73-4	Feb. 20, 2018	Feb. 20, 2038	90,000,000,000	Feb. 6. 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 74-1	Sept. 17, 2018	Sept. 17, 2021	100,000,000,000	Sept. 5, 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 74-2	Sept. 17, 2018	Sept. 17, 2023	150,000,000,000	Sept. 5, 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 74-3	Sept. 17, 2018	Sept. 17, 2038	50,000,000,000	Sept. 5, 2018	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant

Restriction on Changes of Management Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Submitted on April 2, 2019

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Name	Issue Date	Maturity Date	Principal Amount (Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 75-1	March 6, 2019	March 6, 2022	180,000,000,000	Feb. 21, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 75-2	March 6, 2019	March 6, 2024	120,000,000,000	Feb. 21, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 75-3	March 6, 2019	March 6, 2029	50,000,000,000	Feb. 21, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 75-4	March 6, 2019	March 6, 2039	50,000,000,000	Feb. 21, 2019	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant

Restriction on Changes of Management Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	To be submitted after the release of the 2019 semi-annual report

[SK Broadband]

The following are key terms and conditions of bonds issued by SK Broadband.

Name	Issue Date	Maturity Date	Principal Amount (Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 38-2	April 2, 2014	April 2, 2019	210,000,000,000	March 21, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 39	Sept. 29, 2014	Sept. 29, 2019	130,000,000,000	Sept. 17, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 40-2	Jan. 14, 2015	Jan. 14, 2020	160,000,000,000	Jan. 2, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 41	July 15, 2015	July 15, 2020	140,000,000,000	July 3, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 42	Oct. 6, 2015	Oct. 6, 2020	130,000,000,000	Sept. 22, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 43-1	Oct. 5, 2016	Oct. 5, 2019	50,000,000,000	Sept. 22, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 43-2	Oct. 5, 2016	Oct. 5, 2021	120,000,000,000	Sept. 22, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 44	Feb. 3, 2017	Feb. 3, 2022	150,000,000,000	Jan. 20, 2017	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 400%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 200% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed Won 2 trillion
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Submitted on April 26, 2019

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Name	Issue Date	Maturity Date	Principal Amount (Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 45-1	Oct. 11, 2017	Oct. 11, 2020	30,000,000,000	Sept. 20, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 45-2	Oct. 11, 2017	Oct. 11, 2022	140,000,000,000	Sept. 20, 2017	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 400%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 200% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 70% of total assets
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Submitted on April 26, 2019

Name	Issue Date	Maturity Date	Principal Amount (Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 46-1	Feb. 1, 2018	Feb. 1, 2021	70,000,000,000	Jan. 19, 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 46-2	Feb. 1, 2018	Feb. 1, 2023	80,000,000,000	Jan. 19, 2018	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 400%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 200% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 70% of total assets
	Compliance Status	Compliant

Restriction on Changes of Management Structure	Key Term	Restriction on changes of management structure
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Submitted on April 26, 2019

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Name	Issue Date	Maturity Date	Principal Amount (Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 47-1	March 26, 2019	March 26, 2022	50,000,000,000	March 14, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 47-2	March 26, 2019	March 26, 2024	160,000,000,000	March 14, 2019	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 400%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 200% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 70% of total assets
	Compliance Status	Compliant

Restriction on Changes of Management Structure	Key Term	Restriction on changes of management structure
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	—

IV.	MANAGEMENT’S DISCUSSION AND ANALYSIS

Omitted in quarterly and semi-annual reports in accordance with Korean disclosure rules.

V.	AUDITOR’S OPINION

1. Independent Auditors and Audit Opinions

A.	Independent Auditor and Audit Opinion (Consolidated)

Period	Independent auditor	Audit opinion	Issues noted
Three months ended March 31, 2019	KPMG Samjong Accounting Corp.	—	—

Year ended December 31, 2018	KPMG Samjong Accounting Corp.	Unqualified	N/A

Year ended December 31, 2017	KPMG Samjong Accounting Corp.	Unqualified	N/A

B.	Audit Services Contracts with Independent Auditors

(Unit: in millions of Won except number of hours)
Period	Auditors	Contents	Fee	Total number of hours accumulated for the fiscal year
Three months ended March 31, 2019	KPMG Samjong Accounting Corp.	Quarterly review	1,840	23,040
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
		Audit of internal accounting policies
Year ended December 31, 2018	KPMG Samjong Accounting Corp.	Semi-annual review	1,700	22,058
		Quarterly review
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
Year ended December 31, 2017	KPMG Samjong Accounting Corp.	Semi-annual review	1,470	21,098
		Quarterly review
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task

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C.	Non-Audit Services Contracts with Independent Auditors

(Unit: in millions of Won)
Period	Contract date	Service provided	Service duration	Fee
Three months ended March 31, 2019	February 8, 2019	Consulting for publication of 2018 integrated annual report	February 8, 2019 – June 30, 2019	120
Year ended December 31, 2018	September 20, 2018	Confirmation of financial information	September 20, 2018 – September 21, 2018	2
	March 5, 2018	Issuance of comfort letters	March 5, 2018 – April 26, 2018	110
Year ended December 31, 2017	March 10, 2017	Issuance of comfort letters	March 10, 2017 – March 30, 3017	30
	April 28, 2017	Consulting services	April 28, 2017 – May 12, 2017	300

2. Change of Independent Auditors

Not applicable.

VI.	CORPORATE ORGANIZATION INCLUDING BOARD OF DIRECTORS

1. Board of Directors

A.	Overview of the Composition of the Board of Directors

The Board of Directors is composed of eight members: five independent directors, two inside directors and one non-executive director. Within the Board of Directors, there are five committees: Independent Director Nomination Committee, Audit Committee, Compensation Committee, CapEx Review Committee and Corporate Citizenship Committee.

(As of March 31, 2019)
Total number of persons	Inside directors	Non-executive director	Independent directors
8	Jung Ho Park, Young Sang Ryu	Dae Sik Cho	Jae Hoon Lee, Seok-Dong Kim, Jae Hyeon Ahn, Jung Ho Ahn, Youngmin Yoon

At the 35th General Meeting of Shareholders held on March 26, 2019, Seok-Dong Kim was newly elected as an independent director and a member of the audit committee.

Jae Hoon Lee was elected as the chairman of the Board of Directors by the directors pursuant to Article 35 of the Articles of Incorporation and Article 3(1) of the regulations of the Board of Directors.

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B.	Significant Activities of the Board of Directors

Meeting	Date	Agenda	Approval
421st (the 1st meeting of 2019)	January 30, 2019

•  Contribution to company employee welfare fund for 2019

•  Donation to the Korean Fencing Association

•  Establishment of internal accounting management regulations

•  Delegation of funding through long-term borrowings in 2019

•  Financial statements as of and for the year ended December 31, 2018

•  Annual business report as of and for the year ended December 31, 2018

•  Participation in capital increase by SK’s investment company in Southeast Asia

•  Report of internal accounting management

•  Report for the period after the fourth quarter of 2018

Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed — —

422nd (the 2nd meeting of 2019)	February 22, 2019

•  Grant of stock options

•  Plan for the 35th General Meeting of Shareholders

•  Approval of SK Telecom’s representative director’s concurrent service as director of SK Broadband

•  Transactions with SK Broadband in 2019

•  Donation for the creation of social values

•  Results on internal accounting management

Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed —

423rd (the 3rd meeting of 2019)	March 26, 2019

•  Election of the chairman of the Board of Directors

•  Election of committee members

•  Transactions with SK Holdings in the second quarter of 2019

•  Donation to SK Happiness Foundation for 2019

•  Donation to Chey Institute for Advanced Studies for 2019

•  Establishment of eSports subsidiary

Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed

424th (the 4th meeting of 2019)	April 25, 2019

•  Payment of operating costs of SUPEX Council in 2019

•  Purchase of shares of SK stoa Co., Ltd.

•  Investment in foreign investment company (Atlas) for investment in Deutsche Telekom Capital Partners fund

•  Follow-up report on the establishment of eSports subsidiary

•  Report on the merger of SK Broadband and Tbroad

•  Report for the period after the first quarter of 2019

Approved as proposed Approved as proposed Approved as proposed — — —

*	The line items that do not show approval are for reporting purposes only.

C.	Committees within Board of Directors

(1)	Committee structure (as of March 31, 2019)

(a)	Compensation Review Committee

Total number	Members
of persons	Inside Directors	Independent Directors	Task
3	—	Jae Hoon Lee, Seok-Dong Kim, Jung Ho Ahn	Review CEO remuneration system and amount
* The Compensation Review Committee is a committee established by the resolution of the Board of Directors. (b) Capex Review Committee
Total number	Members
of persons	Inside Directors	Independent Directors	Task
6	Young Sang Ryu	Jae Hoon Lee, Seok-Dong Kim, Jae Hyeon Ahn, Jung Ho Ahn, Youngmin Yoon	Review major investment plans and changes thereto

*	The Capex Review Committee is a committee established by the resolution of the Board of Directors.

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(c)	Corporate Citizenship Committee

Total number	Members
of persons	Inside Directors	Independent Directors	Task
3	—	Jae Hyeon Ahn, Jung Ho Ahn, Youngmin Yoon	Review guidelines on corporate social responsibility (“CSR”) programs, etc.

*	The Corporate Citizenship Committee is a committee established by the resolution of the Board of Directors.

(d)	Independent Director Nomination Committee

Total number	Members
of persons	Inside Directors	Independent Directors	Task
3	Jung Ho Park	Seok-Dong Kim, Jung Ho Ahn	Nomination of independent directors

*	Under the Korean Commercial Code, a majority of the members of the Independent Director Nomination Committee should be independent directors.

(e)	Audit Committee

Total number	Members
of persons	Inside Directors	Independent Directors	Task
4	—	Jae Hoon Lee, Seok-Dong Kim, Jae Hyeon Ahn, Youngmin Yoon	Review financial statements and supervise independent audit process, etc.

*	The Audit Committee is a committee established under the provisions of the Articles of Incorporation and the Korean Commercial Code.

2. Audit System

The Company’s Audit Committee consists of four independent directors, Jae Hoon Lee, Seok-Dong Kim, Jae Hyeon Ahn and Youngmin Yoon.

Major activities of the Audit Committee as of March 31, 2019 are set forth below.

Meeting	Date	Agenda	Approval
The 1st meeting of 2019	January 29, 2019

•  Evaluation of internal accounting management system operation

•  Review of business and audit results for 2018 and business and audit plans for 2019

•  Evaluation of internal monitoring controls based on the opinion of the members of the Audit Committee

•  Establishment of internal accounting management regulations

•  Service transactions with SK Hynix relating to SK Academy

— — Approved as proposed Approved as proposed Approved as proposed

The 2nd meeting of 2019	February 7, 2019	• Approval of contract for consulting services related to publication of SK Telecom’s integrated annual report for fiscal year 2018	Approved as proposed

The 3rd meeting of 2019	February 21, 2019

•  Report on the IFRS audit of fiscal year 2018

•  Report on review of 2018 internal accounting management system

•  Evaluation of internal accounting management system operation

•  Agenda and document review for the 35th General Meeting of Shareholders

•  Auditor’s report for fiscal year 2018

•  Report on contract for customer appreciation gifts to fixed-line telephone customers for 2019

— — Approved as proposed Approved as proposed Approved as proposed Approved as proposed

The 4th meeting of 2019	March 25, 2019	• Contract for maintenance services of optical cables in 2019 • Contract for maintenance services of transmission equipment in 2019	Approved as proposed Approved as proposed

The 5th meeting of 2019	April 24, 2019	• Election of the chairman of the Audit Committee • Approval of external auditor services for fiscal year 2019 • Audit plan for fiscal year 2019	Approved as proposed Approved as proposed —

*	The line items that do not show approval are for reporting purposes only.

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3. Shareholders’ Exercise of Voting Rights

A.	Voting System and Exercise of Minority Shareholders’ Rights

Pursuant to the Articles of Incorporation as shown below, the cumulative voting system was first introduced in the general meeting of shareholders held in 2003.

Articles of Incorporation	Description
Article 32(3) (Election of Directors)	Cumulative voting under Article 382-2 of the Korean Commercial Code will not be applied for the election of directors.

Article 4 of the 12th Supplement to the Articles of Incorporation (Interim Regulation)	Article 32(3) of the Articles of Incorporation shall remain effective until the day immediately preceding the date of the general meeting of shareholders held in 2003.

During the 34th general meeting of shareholders held on March 21, 2018, the Company adopted the electronic voting method. Pursuant to Article 368-4 of the Korean Commercial Code, the Company entrusted the Korea Securities Depository with the role of administering the electronic voting system, allowing shareholders to exercise their voting rights through electronic voting without attending the general meeting of shareholders.

Written voting system is not applicable. Minority shareholder rights were not exercised during the relevant period.

VII.	SHAREHOLDERS

1. Shareholdings of the Largest Shareholder and Related Persons

A.	Shareholdings of the Largest Shareholder and Related Persons

(As of March 31, 2019)				(Unit: in shares and percentages)
Name	Relationship	Type of share	Number of shares owned and ownership ratio
			Beginning of Period		End of Period
			Number of shares	Ownership ratio	Number of shares	Ownership ratio
SK Holdings Co., Ltd.	Largest Shareholder	Common share	21,624,120	26.78	21,624,120	26.78
Tae Won Chey	Officer of affiliated company	Common share	100	0.00	100	0.00
Dong Hyun Jang	Officer of affiliated company	Common share	251	0.00	251	0.00
Jung Ho Park	Officer of the Company	Common share	1,000	0.00	1,000	0.00
Total		Common share	21,625,471	26.78	21,625,471	26.78

B.	Overview of the Largest Shareholder

As of March 31, 2019, the Company’s largest shareholder was SK Holdings. SK Holdings was established on April 13, 1991 and was made public on the securities market on November 11, 2009 under the identification code “034730.” SK Holdings is located at 26, Jong-ro, Jongno-gu, Seoul, Korea. SK Holdings’ telephone number is +82-2-2121-5114 and its website is www.sk.co.kr.

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C.	Changes in Shareholdings of the Largest Shareholder

Changes in shareholdings of the largest shareholder are as follows:

(As of March 31, 2019)				(Unit: in shares and percentages)
Largest Shareholder	Date of the change in the largest shareholder/ Date of change in shareholding	Shares Held	Holding Ratio	Remarks
SK Holdings	January 2, 2014	20,367,290	25.22	Shin Won Chey, SKC’s Chairman, purchased 1,000 shares
	March 24, 2014	20,368,290	25.23	Shin Won Chey, SKC’s Chairman, purchased 1,000 shares
	January 2, 2015	20,364,290	25.22	Shin Won Chey, SKC’s Chairman, disposed of 4,000 shares
	March 20, 2015	20,363,803	25.22	Appointment of CEO Dong Hyun Jang (ownership of 251 shares of the Company), Retirement of Sung Min Ha
	June 9, 2015	20,365,006	25.22	Purchase through the Share Exchange between SK Broadband and SK Telecom (Shin Won Chey, SKC’s Chairman, purchased 1,067 shares, and Myung Hyun Cho, SK Broadband’s independent director, purchased 136 shares)
	August 3, 2015	20,364,930	25.22	Myung Hyun Cho, SK Broadband’s independent director, disposed of 76 shares
	March 24, 2017	20,364,870	25.22	Retirement of Myung Hyun Cho, SK Broadband’s independent director (ownership of 60 shares of the Company)
	March 28, 2017	20,365,370	25.22	Jung Ho Park, CEO of the Company, purchased 500 shares.
	March 30, 2017	20,365,870	25.22	Jung Ho Park, CEO of the Company, purchased 500 additional shares.
	July 7, 2017	20,364,803	25.22	Shin Won Chey, SKC’s Chairman, disposed of 1,067 shares.
	December 27, 2018	21,625,471	26.78	Exchange of shares of SK Infosec with the Company in exchange for 1,260,668 shares of the Company

*	Shares held are the sum of shares held by SK Holdings and its related parties.

2. Distribution of Shares

A.	Shareholders with ownership of 5% or more and others

(As of March 31, 2019)		(Unit: in shares and percentages)
Name (title)	Common share
	Number of shares	Ownership ratio	Remarks
SK Holdings	21,624,120	26.78%	—
Citibank ADR	8,179,260	10.13%	—
SK Telecom	8,875,883	10.99%	Treasury shares
National Pension Service	7,879,982	9.76%	—
Shareholdings under the Employee Stock Ownership Program	—	—	—

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B.	Shareholder Distribution

(As of March 31, 2019)			(Unit: in shares and percentages)
Classification	Number of shareholders	Ratio (%)	Number of shares	Ratio (%)	Remarks
Total minority shareholders*	52,896	99.9%	33,196,466	41.11%	—

*	Defined as shareholders whose shareholding is less than a hundredth of the total issued and outstanding shares.

3. Share Price and Trading Volume in the Last Six Months

A.	Domestic Securities Market

Types		March 2019	February 2019	January 2019	December 2018	November 2018	October 2018
	Highest	261,000	263,000	279,500	287,500	289,500	286,000
Common stock	Lowest	245,500	255,000	258,000	266,000	257,500	268,000
	Average	252,667	259,900	269,022	277,214	273,682	276,239
Daily transaction volume	Highest	286,873	355,512	451,714	292,632	301,613	366,619
	Lowest	96,589	104,634	71,712	120,473	79,464	86,030
Monthly transaction volume		3,782,473	4,093,386	3,934,927	3,781,880	3,818,659	4,203,920
B. Foreign Securities Market (New York Stock Exchange)
Types		March 2019	February 2019	January 2019	December 2018	November 2018	October 2018
Depositary receipt	Highest	25.61	25.96	27.52	28.10	28.37	27.73
	Lowest	24.22	25.19	25.39	26.61	25.60	25.91
	Average	24.78	25.51	26.64	27.28	26.81	26.93
Daily transaction volume	Highest	580,093	554,794	730,460	1,624,917	1,105,522	1,328,133
	Lowest	151,186	178,337	203,349	306,393	280,308	206,848
Monthly transaction volume		6,476,411	6,842,792	10,451,159	12,394,114	13,596,197	12,706,252

VIII.	EMPLOYEES AND DIRECTORS

1. Officers and Employees

A.	Employees

(As of March 31, 2019)					(Unit: in persons and millions of Won)
Business segment	Gender	Number of employees					Average service year	Aggregate wage for the first three months of 2019	Average wage per person
		Employees without a fixed term of employment		Employees with a fixed term of employment		Total
		Total	Part-time employees	Total	Part-time employees
—	Male	4,246	—	71	—	4,317	12.9	250,803	58
—	Female	804	—	115	—	919	8.6	33,366	37
Total		5,050	—	186	—	5,236	12.2	284,169	55

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B.	Compensation of Unregistered Officers

(As of March 31, 2019)	(Unit: in persons and millions of Won)
Number of Unregistered Officers	Aggregate wage for the first three months of 2019	Average wage per person
105	31,275	298

2. Compensation of Directors

A.	Amount Approved at the Shareholders’ Meeting

(As of March 31, 2019)	(Unit: in millions of Won)
Classification	Number of Directors	Aggregate Amount Approved
Directors	8	12,000

B.	Amount Paid

B-1. Total Amount

(As of March 31, 2019)		(Unit: in millions of Won)
Number of Directors	Aggregate Amount Paid	Average Amount Paid Per Director	Remarks
8	4,328	541	—

B-2. Amount by Classification

(As of March 31, 2019)			(Unit: in millions of Won)
Classification	Number of Directors	Aggregate Amount Paid	Average Amount Paid Per Director	Remarks
Inside Directors	3	4,224	1,408	—
Independent Directors	1	21	21	—
Audit Committee Members	4	83	21	Salary of Dae Shick Oh as independent director calculated by multiplying daily average salary by term of service (ended March 26)
Auditor	—	—	—	—

3. Individual Compensation of Directors and Officers

Omitted in quarterly reports in accordance with Korean disclosure rules.

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4. Stock Options Granted and Exercised

A.	Stock Options Granted to Directors and Auditors

(As of March 31, 2019)		(Unit: in millions of Won)
Classification	Number of Directors	Fair Value of Stock Options	Remarks
Inside Directors	3	130	—
Independent Directors	1	—	—
Audit Committee Members	4	—	—
Total	8	130	—

B.	Stock Options Granted and Exercised

(As of March 31, 2019)							(Unit: in Won and shares)
Grantee	Relationship with the Company	Date of Grant	Method of Grant	Changes			Unexercised Number of Shares	Exercise Period	Exercise Price
				Granted	Exercised	Canceled
Jung Ho Park	Inside Director	March 24, 2017	Issuance of treasury stock	22,168	—	—	22,168	March 25, 2019 – March 24, 2022	246,750
Jung Ho Park	Inside Director	March 24, 2017	Issuance of treasury stock	22,168	—	—	22,168	March 25, 2020 – March 24, 2023	266,490
Jung Ho Park	Inside Director	March 24, 2017	Issuance of treasury stock	22,168	—	—	22,168	Mach 25, 2021 – March 24, 2024	287,810
Young Sang Ryu	Inside Director	February 20, 2018	Issuance of treasury stock	1,358	—	—	1,358	February 21, 2020 – February 20, 2023	254,120
Young Sang Ryu	Inside Director	March 26, 2019	Issuance of treasury stock, cash settlement	1,734	—	—	1,734	March 27, 2021 – March 26, 2024	254,310

IX.	RELATED PARTY TRANSACTIONS

1. Line of Credit Extended to the Largest Shareholder and Related Parties

(As of March 31, 2019)					(Unit: in millions of Won)
Name (Corporate name)	Relationship	Account category	Change details				Accrued interest	Remarks
			Beginning	Increase	Decrease	Ending
SK Wyverns	Affiliate	Long-term and short-term loans	407	—	—	407	—	—

54

2. Transfer of Assets to/from the Largest Shareholder and Related Parties and Other Transactions

Purchase and Dispositions of Investments

(As of March 31, 2019)					(Unit: in millions of Won)
Name (Corporate name)	Relationship	Details					Remarks
		Type of investment	Change
			Beginning	Increase	Decrease	Ending
SK Telecom TMT Investment Corp.	Affiliate	Equity	—	33,834	—	33,834	Newly Established
SE ASIA INVESTMENT PTE. LTD.	Affiliate	Equity	111,000	113,470	—	224,470	Capital increase
Atlas Investment	Affiliate	Equity	99,874	742	—	100,616	Capital increase

Purchase and Disposition of Securities

None.

Transfer of Assets

None.

3. Transactions with the Largest Shareholder and Related Parties

None.

4. Related Party Transactions

See note 28 of the notes to the Company’s unaudited consolidated financial statements attached hereto for more information regarding related party transactions.

5. Other Related Party Transactions (excluding Transactions with the Largest Shareholder and Related Parties listed above)

A.	Provisional Payment and Loans (including loans on marketable securities)

(As of March 31, 2019)					(Unit: in millions of Won)
Name (Corporate name)	Relationship	Account category	Change details				Accrued interest	Remarks
			Beginning	Increase	Decrease	Ending
Baekmajang and others	Agency	Long-term and short-term loans	61,787	38,102	24,532	75,357	—	—
Daehan Kanggun BCN Inc.	Investee	Long-term loans	22,147	—	—	22,147	—	—

55

X.	OTHER INFORMATION RELATING TO THE PROTECTION OF INVESTORS

1. Developments in the Items Mentioned in Prior Reports on Important Business Matters

A.	Summary Minutes of the General Meeting of Shareholders

Date	Agenda	Resolution
33rd Fiscal Year Meeting of Shareholders (March 24, 2017)

1.  Approval of the financial statements for the year ended December 31, 2016

2.  Amendments to Articles of Incorporation

3.  Election of directors

•  Election of an inside director

•  Election of a non-executive director

•  Election of an independent director

•  Election of an independent director

•  Election of an independent director

4.  Election of an independent director as Audit Committee member

•  Election of an independent director as Audit Committee member

•  Election of an independent director as Audit Committee member

5.  Approval of remuneration limit for directors

6.  Award of stock options

Approved (Cash dividend, Won 9,000 per share)

Approved

Approved (Jung Ho Park)

Approved (Dae Sik Cho)

Approved (Jae Hoon Lee)

Approved (Jae Hyeon Ahn)

Approved (Jung Ho Ahn)

Approved (Jae Hoon Lee)

Approved (Jae Hyeon Ahn)

Approved (Won 12 billion)

Approved

34th Fiscal Year Meeting of Shareholders (March 21, 2018)

1.  Approval of the financial statements for the year ended December 31, 2017

2.  Award of stock options

3.  Election of directors

•  Election of an inside director

•  Election of an independent director

4.  Election of an independent director as Audit Committee member

5.  Approval of remuneration limit for directors

Approved (Cash dividend, Won 9,000 per share) Approved Approved (Young Sang Ryu) Approved (Youngmin Yoon) Approved (Youngmin Yoon) Approved (Won 12 billion)

35th Fiscal Year Meeting of Shareholders (March 26, 2019)

1.  Approval of the financial statements for the year ended December 31, 2018

2.  Amendments to Articles of Incorporation

3.  Approval of award of stock options

4.  Award of stock options

5.  Election of an independent director

6.  Election of an independent director as Audit Committee member

Approved (Cash dividend, Won 9,000 per share) Approved Approved Approved Approved (Seok-Dong Kim) Approved (Seok-Dong Kim)
	7. Approval of remuneration limit for directors	Approved (Won 12 billion)

2. Contingent Liabilities

A.	Legal Proceedings

[SK Telecom]

As of March 31, 2019, the Company is involved in various pending legal proceedings and the provisions recognized for these proceedings are not material. The management of the Company has determined that there are currently no present obligations in connection with proceedings for which no provision has been recognized. The management has also determined that the outcome of these proceedings will not have a significant impact on the Company’s financial position and operating performance.

56

A lawsuit brought by Nonghyup Bank against the Company regarding the validity of a credit card partnership agreement has been resolved by the parties through mediation in the previous reporting period. Pursuant to the results of the mediation, the partnership agreement between the Company and Nonghyup Bank will stay in effect until April 2021, and the Company will be responsible for settlement of fees related to customer transactions until September 2021, which is the last expiration date of the cards issued. The Company has determined that the partnership agreement and related agreements meet the definition of an onerous contract under K-IFRS 1037 and recognized its best estimate of the payment amount necessary to discharge its present obligations as of the end of the reporting period as current and non-current provisions in the amount of Won 36,685 million and Won 48,199 million, respectively.

[SK Broadband]

As of March 31, 2019, there were 19 pending lawsuits against SK Broadband (aggregate amount of claims of Won 8,672 million). The Company does not believe that the outcome of these lawsuits will have a material impact on its consolidated financial statements.

[SK Planet]

As of March 31, 2019, there were 2 pending lawsuits against SK Planet (aggregate amount of claims of Won 150 million). The management cannot reasonably predict the outcome of these cases, and no amount in connection with these proceedings was recognized on the Company’s financial statements.

[Eleven Street]

As of March 31, 2019, there were 11 pending lawsuits against Eleven Street (aggregate amount of claims of Won 468.4 million). The management cannot reasonably predict the outcome of these cases, and no amount in connection with these proceedings was recognized on the Company’s financial statements.

B.	Other Contingent Liabilities

[SK Broadband]

(1)	Pledged assets and covenants

SK Broadband has entered into revolving credit facilities with a limit of Won 89.1 billion with four financial institutions including Shinhan Bank in relation to its loans.

In connection with public offerings of notes, SK Broadband is subject to certain restrictions with respect to its debt ratio, third party payment guarantees and other limitations on liens.

SK Broadband has provided “geun” mortgage amounting to Won 3,868 million to others, including Ilsan Guksa, on a part of the Company’s buildings in connection with the leasing of the buildings.

SK Broadband has entered into a leased line contract and a resale contract for fixed-line telecommunication services with SK Telecom.

Seoul Guarantee Insurance Company has provided a performance guarantee of Won 26,162 million to SK Broadband in connection with the performance of certain contracts and the repair of any defects.

KB Kookmin Bank has provided a payment guarantee of Won 100 million to SK Broadband in connection with its e-commerce business.

[SK M&Service]

SK M&Service has entered into a transaction performance agreement with SK Energy Co., Ltd. and issued a blank note to SK Energy Co., Ltd. as collateral in connection with the agreement.

[SK Infosec]

SK Infosec has issued a blank note to SK Holdings as collateral in connection with a contract performance guarantee.

57

3. Status of Sanctions, etc.

[SK Telecom]

On January 14, 2016, the Korea Communications Commission imposed on the Company a fine of Won 15 million and issued a correctional order for failure to comply with the retention period for its subscribers’ personal information. The Company paid the fine and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order.

On December 6, 2016, the Korea Communications Commission imposed on the Company a fine of Won 1,280 million and issued a correctional order for violating the rights of subscribers in relation to its high-speed Internet and bundled services. The Company paid the fine and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order.

On December 21, 2016, the Korea Communications Commission imposed on the Company a fine of Won 30 million and issued a correctional order for violation of its obligations to protect personal location-based information. The Company paid the fine and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order.

On March 21, 2017, the Korea Communications Commission imposed on the Company a fine of Won 794 million and issued a correctional order for violating the Mobile Device Distribution Improvement Act with respect to the Company’s promotions targeting foreigners. The Company paid the fine and reported to the Korea Communications Commission regarding the implementation of actions pursuant to the correctional order.

On December 6, 2017, the Korea Communications Commission issued a correctional order for violating the rights of subscribers in relation to its high-speed Internet and bundled services. The Company reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order.

On January 24, 2018, the Korea Communications Commission imposed on the Company a fine of Won 21.1 billion and issued a correctional order for violating the Mobile Device Distribution Improvement Act with respect to its dealers. The Company paid the fine and reported to the Korea Communications Commission regarding the implementation of actions pursuant to the correctional order.

On January 24, 2018, the Korea Communications Commission imposed on the Company a fine of Won 223 million and issued a correctional order for violating the Mobile Device Distribution Improvement Act with respect to its corporate business. The Company paid the fine and reported to the Korea Communications Commission regarding the implementation of actions pursuant to the correctional order.

On January 24, 2018, the Korea Communications Commission imposed on the Company a fine of Won 27 million and issued a correctional order for violating the Mobile Device Distribution Improvement Act with respect to its large retail dealers. The Company paid the fine and reported to the Korea Communications Commission regarding the implementation of actions pursuant to the correctional order.

[SK Broadband]

(1)	Violation of the Act on Promotion of Information and Communications Network Utilization and Information Protection, etc.

•	Date: July 13, 2017

•	Sanction: SK Broadband was imposed a fine of Won 12 million for breach of restrictions on transmission of advertising information for profit.

58

•

Reason and the Relevant Law: Violated Articles 50-1, 50-4 and 76 of the Act on Promotion of Information and Communications Network Utilization and Information Protection, etc. and Article 74 of its Enforcement Decree for electronic transmission of advertisements without prior consent of the recipient.

•	Status of Implementation: Implemented improvements to advertisement transmission related activity and paid the fine in July 2017.

•	Company’s Measures: Implement improvements to advertisement transmission related activity.

(2)	Violation of the Telecommunications Business Act

•	Date: December 6, 2017

•	Sanction: SK Broadband received a correctional order (corrective measures for damaging users’ interests in relation to high speed Internet products and gifts).

•

Reason and the Relevant Law: Violated Article 50-1 Paragraph 5 of the Telecommunications Business Act and Article 42-1 of its Enforcement Decree by providing telecommunications services in a manner different from the terms and conditions of use.

•	Status of Implementation: Made an official announcement about having received the correctional order and paid the fine.

•	Company’s Measures: Implement the correctional order and pay the fine.

(3)	Violation of the Telecommunications Business Act

•	Date: October 12, 2018

•	Sanction: SK Broadband received a correctional order (corrective measures for violation of the Telecommunications Business Act related to representative phone number card payment services).

•

Reason and the Relevant Law: Violated Article 50-1 Paragraph 5(2) of the Telecommunications Business Act and Article 42-1 of its Enforcement Decree by failing to explain or disclose or misrepresenting important matters to users such as rates, contract conditions or rate discounts.

•	Status of Implementation: Made an official announcement about having received the correctional order and paid the fine.

•	Company’s Measures: Implement the correctional order and pay the fine.

(4)	Violation of the Telecommunications Business Act

•	Date: February 25, 2019

•	Sanction: SK Broadband received a correctional order and was imposed a fine of Won 2.8 million (for violation of the Telecommunications Business Act related to a misrepresentation of statistics).

•	Reason and Relevant Law: Violated Article 88-1, Article 92-1 and Article 104-5(17) of the Telecommunications Business Act by failing to accurately report the number of high-speed Internet subscribers.

•	Status of Implementation: Submitted plans for implementation of correctional order, including improvement of relevant business procedures.

•	Company’s Measures: Implement the correctional order and pay the fine.

59

(5)	Violation of the Act on Promotion of Information and Communications Network Utilization and Information Protection, etc.

•	Date: March 15, 2019

•	Sanction: SK Broadband was imposed a fine of Won 4.8 million for breach of restrictions on rendering information transmission services.

•

Reason and Relevant law: Violated Articles 50-4 and 76 of the Act on Promotion of Information and Communications Network Utilization and Information Protection, etc. and Article 74 of its Enforcement Decree by failing to establish service rejection procedures against spammers.

•	Status of Implementation: Implemented improvements to advertisement transmission related activities and paid the fine (April 2018).

•	Company’s Measures: Implement procedures for denying services to spammers.

[Home & Service]

(1)	Violation of the Employment Insurance Act

•	Date: January 19, 2018

•	Sanction: Home & Service received a fine of Won 504,000.

•	Reason and the Relevant Law: Violated Article 15 of the Employment Insurance Act by delaying the reporting of matters related to changes in employees’ insurance eligibility.

•	Status of Implementation: Paid the fine.

•	Company’s Measures: Implement measures to improve reporting procedures.

(2)	Violation of Industrial Safety and Health Act

•	Date: March 12, 2018

•	Sanction: Home & Service received a fine of Won 5.04 million.

•	Reason and the Relevant Law: Violated Article 10-2 of the Industrial Safety and Health Act by delaying the reporting of details of industrial accidents.

•	Status of Implementation: Paid the fine.

•	Company’s Measures: Improve management of industrial accidents.

60

(3)	Violation of Industrial Safety and Health Act

•	Date: April 30, 2018

•	Sanction: Home & Service received a correctional order for failing to establish an industrial safety and health committee and providing training related to employee safety and health.

•

Reason and the Relevant Law: Violated Articles 19-1 and 31-1 of the Industrial Safety and Health Act for failing to establish an industrial safety and health committee and provide training related to employee safety and health in the first quarter of 2018.

•	Status of Implementation: Paid the fine, resolved to establish an industrial safety and health committee on May 16, 2018 and conducted additional offline and online training programs.

•	Company’s Measures: Implement the correctional order.

[SK Planet]

(1)	Violation of the Electronic Financial Transactions Act

•	Date: May 4, 2016

•	Sanction: SK Planet received a fine of Won 25 million.

•	Reason and the Relevant Law: Violated Article 21 (Duty to Ensure Safety) of the Electronic Financial Transactions Act.

•	Status of Implementation: Paid the fine.

•

Company’s Measures: Implemented procedures to prevent recurrence such as setting up various detailed test scenarios, enhancing quality assurance, organizing real-time notification processes upon detection of abnormal transactions and refining a continuous monitoring and reporting system

(2)	Violation of the Act on Consumer Protection in Electronic Commerce

•	Date: August 19, 2016 (Fined); September 12, 2016 (Warned)

•	Sanction: SK Planet received a fine of Won 5 million.

•	Reason and the Relevant Law: Violated Article 21 (Prohibited Acts) of the Act on Consumer Protection in Electronic Commerce.

•	Status of Implementation: Admitted to the violation in connection with the warning but submitted a statement of objection on August 26, 2016 regarding the fine.

•

Company’s Measures: Executed a seminar regarding the Act on Consumer Protection in Electronic Commerce to prevent recurrence, reviewed the advertisement/display approval process and implemented a continuous monitoring system.

(3)	Violation of the Framework Act on Logistics Policies

•	Date: November 10, 2016

•	Sanction: SK Planet received a fine of Won 156 thousand for failing to register a modification of the international logistics brokerage business on time (Within 60 days from the date of modification).

61

•	Reason and the Relevant Law: Violated Article 43 of the Framework Act on Logistics Policies (Registration of international logistics brokerage business).

•	Company’s Measures: Implemented a continuous monitoring system to prevent its recurrence in registration of a modification.

(4)	Violation of the Act on Promotion of Information and Communications Network Utilization and Information Protection, etc.

•	Date: April 10, 2017

•

Sanction: SK Planet received and paid a fine of Won 10 million for breaching of protective measures for personal information rule by not conducting additional measures for security apart from requesting ID and password with a merchant management system under IMPAY service, which was disclosed during a survey on personal information protection carried out by the Korea Communications Commission in August 2016.

•

Reason and the Relevant Law: Violated Article 28 of the Act on Promotion of Information and Communications Network Utilization and Information Protection, etc. (Protective Measures for Personal Information).

•

Company’s Measures: Implemented an additional authentication procedure (OTP authentication) to the merchant management system / implemented additional internal training and improved management to prevent its recurrence.

(5)	Violation of the Foreign Exchange Transactions Act

•	Date: April 27, 2018

•	Sanction: SK Planet paid a fine of Won 10 million for failing to pre-register its Payment Gateway business, as required by a change in applicable law.

•	Reason and the Relevant Law: Violated Article 8-1 of the Foreign Exchange Transactions Act.

•	Company’s Measures: Engage in close monitoring to avoid future recurrences of violation.

[SK Telink]

(1)	Violation of the Telecommunications Business Act

•	Date: February 4, 2016

•	Sanction: SK Telink received a correctional order and a fine of Won 49 million.

•

Reason and the Relevant Law: Violated Article 50-1, Paragraph 5 of the Telecommunications Business Act and Article 42-1 of the related Enforcement Decree by transferring account names of cell phone lines without subscribers’ consent, changing phone numbers upon such transfer of account names, subscribing users to cell phone lines that exceed the maximum number of cell phone lines determined in the user agreement, opening accounts using a third party’s name and transferring ownership of and reselling the account, changing account names with fabricated names of foreigners and changing accounts of cell phone lines owned by foreigners whose residency period in Korea has expired.

62

•	Status of Implementation: Ceased the prohibited practice, disclosed having received the correctional order in the press (May 2016) and paid the fine (May 2016).

•	Company’s Measures: Improve operating procedures to prevent its recurrence.

(2) Violation of the Telecommunications Business Act

•	Date: October 12, 2018

•	Sanction: SK Telink received a correctional order and a fine of Won 55.4 million.

•

Reason and the Relevant Law: Violated Article 50-1, Paragraph 5 of the Telecommunications Business Act and Article 42-1 of the related Enforcement Decree by failing to explain or notify of the availability of a similar service that is relatively cheaper before entering into “representative number service” (a fixed-line telephone credit card payment service) contracts with VAN operators after October 2012.

•	Status of Implementation: Ceased the prohibited practice, disclosed the receipt of the correctional order in the press (December 2018) and paid the fine (December 2018).

•	Company’s Measures: Improve operating procedures to prevent its recurrence.

4. Use of Direct Financing

A.	Use of Proceeds from Public Offerings

Not applicable.

B.	Use of Proceeds from Private Offerings

Not applicable.

63

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd.

(Registrant)

By: /s/ Jeong Hwan Choi
(Signature)

Name:	Jeong Hwan Choi
Title:	Senior Vice President

Date: June 14, 2019

SK TELECOM CO., LTD.

Condensed Separate Interim Financial Statements

(Unaudited)

March 31, 2019 and 2018

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

SK Telecom Co., Ltd.:

Reviewed financial statements

We have reviewed the accompanying condensed separate interim financial statements of SK Telecom Co., Ltd. (the “Company”), which comprise the condensed separate statement of financial position as of March 31, 2019, the condensed separate statements of income, comprehensive income, changes in equity and cash flows for the three-month period ended March 31, 2019 and 2018, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed separate interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No. 1034, Interim Financial Reporting, and for such internal controls as management determines is necessary to enable the preparation of condensed separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ review responsibility

Our responsibility is to issue a report on these condensed separate interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists principally of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed separate interim financial statements referred to above are not prepared fairly, in all material respects, in accordance with K-IFRS No. 1034, Interim Financial Reporting.

Emphasis of matter

As a matter that does not have an impact on our review conclusion, we draw the attention of the users of the above-mentioned financial statements of the Company to the matter described in Note 3 to the condensed separate financial statements. The Company has initially adopted K-IFRS No. 1116 for the year beginning on January 1, 2019, and the Company has taken an exemption not to restate the condensed separate financial statements as of December 31, 2018 or for the three-month period ended March 31, 2018, presented for comparative purposes, in accordance with transition requirements of the standards. The financial impacts of applying K-IFRS No. 1116 are discussed in Note 3.

Other matters

The separate statement of financial position of the Company as of December 31, 2018, and the related separate statements of income, comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated February 28, 2019, expressed an unqualified opinion. The accompanying condensed separate statement of financial position of the Company as of December 31, 2018, presented for comparative purposes, is consistent, in all material respects, with the audited separate financial statements from which it has been derived.

The procedures and practices utilized in the Republic of Korea to review such condensed separate interim financial statements may differ from those generally accepted and applied in other countries.

KPMG Samjong Accounting Corp.

Seoul, Korea

May 13, 2019

This report is effective as of May 13, 2019, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

2

SK TELECOM CO., LTD.

Condensed Separate Statements of Financial Position

As of March 31, 2019 and December 31, 2018

(In millions of won)
	Note	March 31, 2019		December 31, 2018
Assets
Current Assets:
Cash and cash equivalents	25,26	~~W~~	854,972	877,823
Short-term financial instruments	25,26		139,000	99,000
Short-term investment securities	7,25,26		47,955	47,849
Accounts receivable – trade, net	4,25,26,27		1,335,692	1,354,260
Short-term loans, net	4,25,26,27		67,647	54,336
Accounts receivable – other, net	3,4,25,26,27,28		1,049,197	518,451
Contract assets	6		1,689	1,689
Prepaid expenses	3,5		1,613,395	1,688,234
Inventories, net			21,199	22,079
Derivative financial assets	25,26		14,985	—
Advanced payments and others	4,25,26		24,727	15,657

			5,170,458	4,679,378

Non-Current Assets:
Long-term financial instruments	25,26		382	382
Long-term investment securities	7,25,26		413,313	410,672
Investments in subsidiaries, associates and joint ventures	8		10,367,135	10,188,914
Property and equipment, net	3,9,27		7,298,059	6,943,490
Goodwill			1,306,236	1,306,236
Intangible assets, net	3,10		3,843,855	4,010,864
Long-term loans, net	4,25,26,27		7,360	7,236
Long-term accounts receivable – other	3,4,25,26,28		287,002	274,053
Long-term contract assets	6		5,419	5,842
Long-term prepaid expenses	3,5		738,249	753,181
Guarantee deposits	4,25,26,27		188,471	184,887
Long-term derivative financial assets	25,26		70,582	50,805
Defined benefit assets	14		22,651	31,834
Other non-current assets			248	249

			24,548,962	24,168,645

Total Assets		~~W~~	29,719,420	28,848,023

See accompanying notes to the condensed separate interim financial statements.

3

SK TELECOM CO., LTD.

Condensed Separate Statements of Financial Position, Continued

As of March 31, 2019 and December 31, 2018

(In millions of won)
	Note	March 31, 2019		December 31, 2018
Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable – other	25,26,27	~~W~~	2,177,786	1,622,744
Contract liabilities	6		55,260	46,075
Withholdings	25,26		681,794	696,790
Accrued expenses	25,26		517,047	664,286
Income tax payable	23		270,452	162,609
Provisions	13		47,875	49,303
Current installments of long-term debt, net	11,25,26		783,886	512,377
Lease liabilities	3,25,26		200,413	—
Current installments of long-term payables – other	12,25,26		418,739	423,884

			5,153,252	4,178,068

Non-Current Liabilities:
Debentures, excluding current installments, net	11,25,26		5,304,795	5,222,865
Long-term borrowings, excluding current installments, net	11,25,26		32,324	31,764
Long-term payables – other	12,25,26		1,527,606	1,939,082
Long-term contract liabilities	6		6,288	8,358
Long-term derivative financial liabilities	25,26		24	1,107
Long-term lease liabilities	3,25,26		232,825	—
Long-term provisions	13		15,215	12,483
Deferred tax liabilities	3,23		539,603	523,732
Other non-current liabilities	25,26		43,415	43,077

			7,702,095	7,782,468

Total Liabilities			12,855,347	11,960,536

Shareholders’ Equity:
Share capital	1,15		44,639	44,639
Capital surplus and others	15,16		415,411	415,324
Retained earnings	3,17		16,433,106	16,467,789
Reserves	18		(29,083)	(40,265)

Total Shareholders’ Equity			16,864,073	16,887,487

Total Liabilities and Shareholders’ Equity		~~W~~	29,719,420	28,848,023

See accompanying notes to the condensed separate interim financial statements.

4

SK TELECOM CO., LTD.

Condensed Separate Statements of Income

For the three-month periods ended March 31, 2019 and 2018

(In millions of won)
	Note	March 31, 2019		March 31, 2018
Operating revenue:	19,27
Revenue		~~W~~	2,812,208	2,988,538
Operating expenses:	27
Labor			190,062	175,027
Commissions			1,076,508	1,132,942
Depreciation and amortization	3		625,924	600,719
Network interconnection			140,360	162,603
Leased line			52,161	70,539
Advertising			21,059	25,998
Rent			55,171	111,406
Cost of goods sold			107,567	123,168
Others	20		237,661	216,879

			2,506,473	2,619,281

Operating profit			305,735	369,257
Finance income	22		524,070	181,288
Finance costs	3,22		65,670	67,016
Other non-operating income	21		3,692	12,125
Other non-operating expenses	21		6,195	18,178

Profit before income tax			761,632	477,476
Income tax expense	23		117,639	113,049

Profit for the period		~~W~~	643,993	364,427

Earnings per share:	24
Basic and diluted earnings per share (in won)		~~W~~	8,909	5,161

See accompanying notes to the condensed separate interim financial statements.

5

SK TELECOM CO., LTD.

Condensed Separate Statements of Comprehensive Income

For the three-month periods ended March 31, 2019 and 2018

(In millions of won)
	Note	March 31, 2019		March 31, 2018
Profit for the period		~~W~~	643,993	364,427
Other comprehensive income (loss):
Items that will never be reclassified to profit or loss, net of taxes:
Remeasurement of defined benefit liabilities	14		(2,157)	(7,068)
Valuation gain (loss) on financial assets at fair value through other comprehensive income	18		1,565	(20,139)
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in unrealized fair value of derivatives	18		9,617	(9,025)

Other comprehensive income (loss) for the period, net of taxes			9,025	(36,232)

Total comprehensive income		~~W~~	653,018	328,195

See accompanying notes to the condensed separate interim financial statements.

6

SK TELECOM CO., LTD.

Condensed Separate Statements of Changes in Equity

For the three-month periods ended March 31, 2019 and 2018

(In millions of won)
				Capital surplus and others
	Note	Share capital		Paid-in surplus	Treasury share	Hybrid bonds	Share option	Other	Sub-total	Retained earnings	Reserves	Total equity
Balance, December 31, 2017		~~W~~	44,639	2,915,887	(2,260,626)	398,518	414	(682,298)	371,895	14,512,556	78,301	15,007,391
Impact of adopting K-IFRS No. 1115			—	—	—	—	—	—	—	1,723,985	—	1,723,985
Impact of adopting K-IFRS No. 1109			—	—	—	—	—	—	—	49,611	(58,389)	(8,778)

Restated balance, January 1, 2018		~~W~~	44,639	2,915,887	(2,260,626)	398,518	414	(682,298)	371,895	16,286,152	19,912	16,722,598
Total comprehensive income:
Profit for the period			—	—	—	—	—	—	—	364,427	—	364,427
Other comprehensive loss	14,18		—	—	—	—	—	—	—	(7,068)	(29,164)	(36,232)

			—	—	—	—	—	—	—	357,359	(29,164)	328,195

Transactions with owners:
Annual dividends			—	—	—	—	—	—	—	(635,482)	—	(635,482)
Share option	16		—	—	—	—	139	—	139	—	—	139

			—	—	—	—	139	—	139	(635,482)	—	(635,343)

Balance, March 31, 2018		~~W~~	44,639	2,915,887	(2,260,626)	398,518	553	(682,298)	372,034	16,008,029	(9,252)	16,415,450

Balance, December 31, 2018		~~W~~	44,639	2,915,887	(1,979,475)	398,759	1,007	(920,854)	415,324	16,467,789	(40,265)	16,887,487
Impact of adopting K-IFRS No. 1116	3		—	—	—	—	—	—	—	(25,999)	—	(25,999)

Restated balance, January 1, 2019		~~W~~	44,639	2,915,887	(1,979,475)	398,759	1,007	(920,854)	415,324	16,441,790	(40,265)	16,861,488
Total comprehensive income:
Profit for the period			—	—	—	—	—	—	—	643,993	—	643,993
Other comprehensive income (loss)	14,18		—	—	—	—	—	—	—	(2,157)	11,182	9,025

			—	—	—	—	—	—	—	641,836	11,182	653,018

Transactions with owners:
Annual dividends			—	—	—	—	—	—	—	(646,828)	—	(646,828)
Share option	16		—	—	—	—	87	—	87	—	—	87
Interest on hybrid bonds			—	—	—	—	—	—	—	(3,692)	—	(3,692)

			—	—	—	—	87	—	87	(650,520)	—	(650,433)

Balance, March 31, 2019		~~W~~	44,639	2,915,887	(1,979,475)	398,759	1,094	(920,854)	415,411	16,433,106	(29,083)	16,864,073

See accompanying notes to the condensed separate interim financial statements.

7

SK TELECOM CO., LTD.

Condensed Separate Statements of Cash Flows

For the three-month periods ended March 31, 2019 and 2018

(In millions of won)
	Note	March 31, 2019		March 31, 2018
Cash flows from operating activities:
Cash generated from operating activities:
Profit for the period		~~W~~	643,993	364,427
Adjustments for income and expenses	29		342,137	650,734
Changes in assets and liabilities related to operating activities	29		(101,145)	(27,161)

			884,985	988,000
Interest received			5,571	9,674
Dividends received			9,293	7,766
Interest paid			(67,444)	(56,360)
Income tax paid			(626)	(13,719)

Net cash provided by operating activities			831,779	935,361

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term investment securities, net			—	9,500
Collection of short-term loans			24,656	49,889
Proceeds from disposal of long-term investment securities			—	3,051
Proceeds from disposal of property and equipment			3,309	630
Proceeds from disposal of intangible assets			1,906	23
Collection of lease receivables			2,812	—

			32,683	63,093
Cash outflows for investing activities:
Increase in short-term investment securities, net			(40,000)	—
Increase in short-term loans			(38,226)	(65,201)
Acquisition of long-term investment securities			(604)	—
Acquisition of investments in subsidiaries, associates, and joint ventures			(159,181)	(33,692)
Acquisition of property and equipment			(487,286)	(474,765)
Acquisition of intangible assets			(2,387)	(4,359)

			(727,684)	(578,017)

Net cash used in investing activities		~~W~~	(695,001)	(514,924)

See accompanying notes to the condensed separate interim financial statements.

8

SK TELECOM CO., LTD.

Condensed Separate Statements of Cash Flows, Continued

For the three-month periods ended March 31, 2019 and 2018

(In millions of won)
	Note	March 31, 2019		March 31, 2018
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from issuance of debentures		~~W~~	398,345	497,975

			398,345	497,975
Cash outflows for financing activities:
Repayments of long-term payables – other			(425,349)	(302,867)
Repayments of debentures			(70,000)	(200,000)
Payments of lease liabilities			(62,639)	—

			(557,988)	(502,867)

Net cash used in financing activities			(159,643)	(4,892)

Net increase (decrease) in cash and cash equivalents			(22,865)	415,545
Cash and cash equivalents at beginning of the period			877,823	880,583
Effects of exchange rate changes on cash and cash equivalents			14	(21)

Cash and cash equivalents at end of the period		~~W~~	854,972	1,296,107

See accompanying notes to the condensed separate interim financial statements.

9

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2019 and 2018

1.	Reporting Entity

SK Telecom Co., Ltd. (“the Company”) was incorporated in March 1984 under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The Company mainly provides wireless telecommunications services in Korea. The head office of the Company is located at 65, Eulji-ro, Jung-gu, Seoul, Korea.

The Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of March 31, 2019, the Company’s total issued shares are held by the following shareholders:

	Number of shares	Percentage of total shares issued (%)
SK Holdings Co., Ltd.	21,624,120	26.78
National Pension Service, institutional investors and other shareholders	50,245,708	62.23
Treasury shares	8,875,883	10.99

	80,745,711	100.00

2.	Basis of Preparation

(1)	Statement of compliance

These condensed separate interim financial statements were prepared in accordance with K-IFRS No. 1034, Interim Financial Reporting, as part of the period covered by the Company’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since December 31, 2018. These condensed separate interim financial statements do not include all of the disclosures required for full annual financial statements.

These condensed interim financial statements are separate interim financial statements prepared in accordance with K-IFRS No.1027, Separate Financial Statements, presented by a parent, an investor with joint control of, or significant influence over, an investee, in which the investments are accounted for at cost.

This is the first set of the Company’s interim financial statements in which K-IFRS No.1116, Leases, has been applied. Changes to significant accounting policies are described in note 3.

(2)	Use of estimates and judgments

1) Critical judgments, assumptions and estimation uncertainties

The preparation of the condensed separate interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed separate interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the financial statements as of and for the year ended December 31, 2018 except significant judgments and key sources of estimation uncertainty related to the K-IFRS No. 1116, Leases, that are described in note 3.

10

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2019 and 2018

2.	Basis of Preparation, Continued

(2)	Use of estimates and judgments, Continued

2) Fair value measurement

A number of the Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has established policies and processes with respect to the measurement of fair values including Level 3 fair values, and the measurement of fair values is reviewed and is directly reported to the finance executives.

The Company regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the Company assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about assumptions used for fair value measurements are included in note 26.

11

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2019 and 2018

3.	Significant Accounting Policies

The significant accounting policies applied by the Company in these condensed separate interim financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2018, except for the following changes in accounting policies described below. The following changes in accounting policies are also expected to be reflected in the Company’s separate financial statements as at and for the year ending December 31, 2019.

(1)	Changes in accounting policies

The Company has initially adopted K-IFRS No. 1116 from January 1, 2019. A number of other amended standards are effective from January 1, 2019, but they do not have a material effect on the Company’s condensed separate interim financial statements.

1) K-IFRS No. 1116, Leases

K-IFRS No. 1116 introduced a single, on-balance sheet accounting model for lessees. As a result, the Company, as a lessee, has recognized right-of-use assets representing its rights to use the underlying assets and lease liabilities representing its obligation on make lease payments. Lessor accounting remains similar to previous accounting policies.

The Company has applied K-IFRS No. 1116 from January 1, 2019 using the cumulative effect method with the effect of initially applying this standard as an adjustment to the opening balance of retained earnings as at January 1, 2019. Accordingly, the comparative information presented for 2018 has been presented, as previously reported, under K-IFRS No. 1017 and has not been restated. Details of the changes in accounting policies are disclosed below.

i) Definition of a lease

Previously, the Company determined at contract inception whether an arrangement was or contained a lease under K-IFRS No. 2104, Determining Whether an Arrangement an Arrangement contains a Lease. The Company now assesses whether a contract is or contains a lease based on the new definition of a lease. Under K-IFRS No. 1116, a contract is, or contains, a lease if the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

ii) As a lessee

The Company leases a number of assets including buildings and vehicles. The terms of leases are negotiated individually and include various conditions. Each lease contract is entered into with a term of 1~50 years.

As a lessee, the Company previously classified leases as operating or finance leases based on its assessment of whether the lease transferred substantially all of the risks and rewards of ownership. Under K-IFRS No. 1116, the Company recognizes right-of-use assets and lease liabilities for most leases – i.e. theses leases are on the statements of financial position.

However, the Company has elected not to recognize right-of-use assets and lease liabilities for some leases with terms less than 12 months or leases of low-value assets. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

12

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2019 and 2018

3.	Significant Accounting Policies, Continued

(1)	Changes in accounting policies, Continued

1) K-IFRS No. 1116, Leases, Continued

ii) As a lessee, Continued

The Company has also elected to apply the practical expedient not to separate non-leases components and instead account for the lease and non-lease components as a single lease component.

① Significant accounting policies

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, and subsequently at cost less any accumulated depreciation and impairment losses and adjusted for certain remeasurements of the lease liability. The Company presents its right-of-use assets in Property and equipment on the statements of financial position.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payment made. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

The Company has applied judgement to determine the lease term for some lease contracts in which it is a lessee that include extension options. The assessment of whether the Company is reasonably certain to exercise such options impacts the lease term, which significantly affects the amount of lease liabilities and right-of-use assets recognized. The Company has not included the extension option periods in the lease term because it is not reasonably certain to exercise such options. After the commencement date, the Company reassesses the lease term upon the occurrence of a significant event or a significant change in circumstances that is within the control of the Company that affects whether the Company is reasonably certain to exercise the extension option.

13

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2019 and 2018

3.	Significant Accounting Policies, Continued

(1)	Changes in accounting policies, Continued

1) K-IFRS No. 1116, Leases, Continued

ii) As a lessee, Continued

② Transition

At transition, lease liabilities were measured at the present value of the remaining lease payments, discounted at the Company’s incremental borrowing rate as of January 1, 2019. Right-of-used assets are measured at their carrying amounts as if K-IFRS No. 1116 had been applied since the commencement date, discounted using the Company’s incremental borrowing rate at the date of initial application.

The Company used the following practical expedients when applying K-IFRS No. 1116 to leases previously classified as operating leases under K-IFRS No. 1017.

•	Excluded initial direct costs from measuring the right-of-use asset at the date of initial application.

•	Used hindsight when determining the lease term if the contract contains options to extend or terminate the lease.

iii) As a lessor

The accounting policies applicable to the Company as a lessor are not different from those under K-IFRS No. 1017. However, when the Company is an intermediate lessor the sub-leases are classified with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset.

iv) Impacts on financial statements

① Impacts on transition

On transition to K-IFRS No. 1116, the Company recognized right-of-use assets and lease liabilities, with the difference recognized in retained earnings. The impacts on transition are summarized below.

(In millions of won)
	January 1, 2019
Impacts on the assets:
Right-of-use assets presented in property and equipment	~~W~~	433,074
Increase in accounts receivable – other (lease receivable)		17,203
Adjustments in intangible assets		(2,274)
Decrease in advanced payments and others		(56,854)

		391,149

Impacts on the liabilities:
Increase in the lease liabilities		426,737
Decrease in deferred tax liabilities		(9,589)

		417,148

Decrease in retained earnings	~~W~~	(25,999)

14

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2019 and 2018

3.	Significant Accounting Policies, Continued

(1)	Changes in accounting policies, Continued

1) K-IFRS No. 1116, Leases, Continued

iv) Impacts on financial statements, Continued

① Impacts on transition, Continued

When measuring lease liabilities for leases that were classified as operating leases, the Company discounted lease payments using its incremental borrowing rate at January 1, 2019. The weighted average rate applied is 1.86%.

(In millions of won)
	January 1, 2019
Operating lease commitments at December 31, 2018	~~W~~	442,473
Discounted using the incremental borrowing rate at January 1, 2019		433,471
• Recognition exemption for leases with less than 12 months of lease term at the lease commencement date		(6,617)
• Recognition exemption for leases of low-value assets		(117)

Lease liabilities recognized at January 1, 2019	~~W~~	426,737

② Impacts subsequent to adoption

As a result of initially applying K-IFRS No. 1116, in relation to the leases that were previously classified as operating leases the Company recognized ~~W~~429,682 million of right-of-use assets and ~~W~~433,238 million of lease liabilities as of March 31, 2019.

Also, in relation to those leases under K-IFRS No. 1116, the Company has recognized depreciation and interest costs, instead of operating lease expense. For the three-month period ended March 31, 2019, the Company recognized ~~W~~64,538 million of depreciation charges and ~~W~~1,982 million of interest costs from those leases. Expenses related to short-term leases and leases of low-value assets are ~~W~~23,833 million and ~~W~~62 million, respectively.

The payments of lease liabilities presented in the cash flows from financing activities would have been included in the cash flows from operating activities if the previous accounting standards were applied.

15

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2019 and 2018

4.	Trade and Other Receivables

(1)	Details of trade and other receivables as of March 31, 2019 and December 31, 2018 are as follows:

(In millions of won)	March 31, 2019
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	1,461,524	(125,832)	1,335,692
Short-term loans		68,330	(683)	67,647
Accounts receivable – other(*)		1,100,533	(51,336)	1,049,197
Accrued income		593	—	593

		2,630,980	(177,851)	2,453,129
Non-current assets:
Long-term loans		48,469	(41,109)	7,360
Long-term accounts receivable – other(*)		287,002	—	287,002
Guarantee deposits		188,471	—	188,471

		523,942	(41,109)	482,833

	~~W~~	3,154,922	(218,960)	2,935,962

(*)	Gross and carrying amounts of accounts receivable – other as of Mach 31, 2019 include ~~W~~495,218 million of financial instruments classified as FVTPL.

(In millions of won)	December 31, 2018
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	1,474,102	(119,842)	1,354,260
Short-term loans		54,885	(549)	54,336
Accounts receivable – other(*)		568,878	(50,427)	518,451
Accrued income		410	—	410

		2,098,275	(170,818)	1,927,457
Non-current assets:
Long-term loans		48,344	(41,108)	7,236
Long-term accounts receivable – other(*)		274,053	—	274,053
Guarantee deposits		184,887	—	184,887

		507,284	(41,108)	466,176

	~~W~~	2,605,559	(211,926)	2,393,633

(*)	Gross and carrying amounts of accounts receivable – other as of December 31, 2018 include ~~W~~485,325 million of financial instruments classified as FVTPL.

16

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2019 and 2018

4.	Trade and Other Receivables, Continued

(2)	Changes in the loss allowance on trade and other receivables measured at amortized costs for the three-month periods ended March 31, 2019 and 2018 are as follows:

(In millions of won)
	January 1, 2019		Impairment	Write-offs (*)	Collection of receivables previously written-off	March 31, 2019
Accounts receivable – trade	~~W~~	119,842	4,327	(819)	2,482	125,832
Accounts receivable – other		92,084	737	(63)	370	93,128

	~~W~~	211,926	5,064	(882)	2,852	218,960

(In millions of won)
	January 1, 2018		Impact of adopting K-IFRS No. 1109	Impairment	Write-offs (*)	Collection of receivables previously written-off	March 31, 2018
Accounts receivable – trade	~~W~~	107,827	12,950	4,486	(203)	2,982	128,042
Accounts receivable – other		97,547	99	723	(558)	939	98,750

	~~W~~	205,374	13,049	5,209	(761)	3,921	226,792

(*)	The Company writes off the trade and other receivables when contractual payments are more than 5 years past due, or for reasons such as termination of operations or liquidation.

(3)

The Company applies the practical expedient that allows the Company to estimate the loss allowance for accounts receivables—trade at an amount equal to the lifetime expected credit losses. The expected credit losses include the forward-looking information. To make the assessment, the Company uses its historical credit loss experience over the past three years and classified the accounts receivable—trade by their credit risk characteristics and days overdue.

As the Company is a wireless telecommunications service provider, the Company’s financial assets measured at amortized cost consist primarily of receivables from numerous individual customers, and, therefore, no significant credit concentration risk arises.

17

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2019 and 2018

5.	Prepaid expenses

(1)	Details of prepaid expenses as of March 31, 2019 and December 31, 2018 are as follows:

(In millions of won)
	March 31, 2019		December 31, 2018
Current assets:
Incremental costs of obtaining contracts	~~W~~	1,552,300	1,574,309
Others		61,095	113,925

	~~W~~	1,613,395	1,688,234

Non-current assets:
Incremental costs of obtaining contracts	~~W~~	711,331	724,233
Others		26,918	28,948

	~~W~~	738,249	753,181

(2)	Incremental costs of obtaining contracts

Incremental costs of obtaining contracts that are capitalized as assets as of March 31, 2019 and the related amortization recognized as commissions for the three-month periods ended March 31, 2019 and 2018 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2019		March 31, 2018
Amortization recognized as commissions	~~W~~	505,314	537,969

The Company pays commissions to its direct retail stores and authorized dealers for wireless telecommunications services for each service contract and installation contract secured. The Company capitalized certain costs associated with commissions paid to retail stores and authorized dealers to obtain new and retained customer contracts as prepaid expenses. These prepaid expenses are amortized on a straight-line basis over the periods that the Company expects to maintain its customers based on the Company’s historical subscriber churn rate.

18

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2019 and 2018

6.	Contract assets and liabilities

Details of contract assets and liabilities as of March 31, 2019 and December 31, 2018 are as follows:

(In millions of won)
	March 31, 2019		December 31, 2018
Contract assets:
Allocation of consideration between performance obligations	~~W~~	7,108	7,531
Contract liabilities:
Wireless service contracts		18,623	18,425
Customer loyalty programs		21,879	17,113
Others		21,046	18,895

	~~W~~	61,548	54,433

The amount of revenue recognized for the three-month period ended March 31, 2019 related to the contract liabilities carried forward from the prior period is ~~W~~11,348 million.

7.	Investment Securities

(1)	Details of short-term investment securities as of March 31, 2019 and December 31, 2018 are as follows:

(In millions of won)
	Category	March 31, 2019		December 31, 2018
Beneficiary certificates	FVTPL	~~W~~	47,955	47,849

(2)	Details of long-term investment securities as of March 31, 2019 and December 31, 2018 are as follows:

(In millions of won)
	Category	March 31, 2019		December 31, 2018
Equity instruments	FVOCI (*)	~~W~~	335,299	333,161
Debt instruments	FVTPL		78,014	77,511

		~~W~~	413,313	410,672

(*)	The Company designated ~~W~~335,299 million of equity instruments that are not held for trading as financial assets at FVOCI.

19

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2019 and 2018

8.	Investments in Subsidiaries, Associates and Joint Ventures

(1)	Investments in subsidiaries, associates and joint ventures as of March 31, 2019 and December 31, 2018 are as follows:

(In millions of won)
	March 31, 2019		December 31, 2018
Investments in subsidiaries	~~W~~	5,338,592	5,286,601
Investments in associates and joint ventures		5,028,543	4,902,313

	~~W~~	10,367,135	10,188,914

(2)	Details of investments in subsidiaries as of March 31, 2019 and December 31, 2018 are as follows:

(In millions of won, except for share data)	March 31, 2019				December 31, 2018
	Number of shares	Ownership (%)	Carrying amount		Carrying amount
SK Telink Co., Ltd.	1,432,627	100.0	~~W~~	243,988	243,988
SK Broadband Co., Ltd.	298,460,212	100.0		1,870,582	1,870,582
SK Communications Co., Ltd.	43,427,530	100.0		69,668	69,668
PS&Marketing Corporation	66,000,000	100.0		313,934	313,934
SERVICEACE Co., Ltd.	4,385,400	100.0		21,927	21,927
SK Planet Co., Ltd.	69,593,562	98.7		404,833	404,833
Eleven Street Co., Ltd.	8,224,709	80.3		1,049,403	1,049,403
DREAMUS COMPANY (Formerly, IRIVER LIMITED) (*1)	29,246,387	52.4		156,642	156,642
SK Telecom China Holdings Co., Ltd.	—	100.0		48,096	48,096
Life & Security Holdings Co., Ltd.	740,895	55.0		703,394	703,736
SKT Americas, Inc.	122	100.0		45,701	45,701
Atlas Investment	—	100.0		100,616	99,874
SK Global Healthcare Business Group., Ltd.	—	100.0		1,929	1,929
One Store Co., Ltd.	10,409,600	65.5		82,186	82,186
id Quantique SA (*2)	60,824,172	63.9		81,902	81,902
SK Infosec Co., Ltd.	12,636,024	100.0		44,410	44,410
SK Telecom TMT Investment Corp. (*3)	30,000	100.0		33,834	—
FSK L&S Co., Ltd. (*4)	2,415,750	60.0		17,757	—
Network O&S Co., Ltd., etc.	—	—		47,790	47,790

			~~W~~	5,338,592	5,286,601

(*1)	The ownership has changed due to the conversion of the convertible bonds issued by DREAMUS COMPANY (Formerly, IRIVER LIMITED) during the three-month period ended March 31, 2019.
(*2)	The ownership has changed due to an unequal paid-in capital increase during the three-month period ended March 31, 2019.
(*3)	SK Telecom TMT Investment Corp. was newly established during the three-month period ended March 31, 2019.
(*4)	FSK L&S Co., Ltd. was reclassified as investments in subsidiaries from investments in associates during the three-month period ended March 31, 2019.

20

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2019 and 2018

8.	Investments in Subsidiaries, Associates and Joint Ventures, Continued

(3)	Details of investments in associates and joint ventures as of March 31, 2019 and December 31, 2018 are as follows:

(In millions of won, except for share data)
	March 31, 2019				December 31, 2018
	Number of shares	Ownership (%)	Carrying amount		Carrying amount
Investments in associates:
SK China Company Ltd.	10,928,921	27.3	~~W~~	601,192	601,192
Korea IT Fund (*1)	190	63.3		220,957	220,957
Wave City Development Co., Ltd. (*2)	393,460	19.1		1,532	1,532
KEB HanaCard Co., Ltd. (*2)	39,902,323	15.0		253,739	253,739
Daehan Kanggun BcN Co., Ltd.	1,675,124	29.0		353	353
NanoEnTek, Inc.	7,600,649	28.9		51,138	51,138
SK Technology Innovation Company	14,700	49.0		45,864	45,864
SK hynix Inc.	146,100,000	20.1		3,374,725	3,374,725
SK MENA Investment B.V.	9,772,686	32.1		14,485	14,485
SK Latin America Investment S.A.	9,448,937	32.1		14,243	14,243
S.M.Culture & Contents Co., Ltd.	22,033,898	23.4		65,341	65,341
12CM Japan, Inc.	3,925	28.2		7,697	7,697
MAKEUS Corp. (*2)	2,153	8.9		9,773	9,773
SK South East Asia Investment Pte. Ltd. (*3)	200,000,000	20.0		224,470	111,000
Pacific Telecom Inc. (*2)	1,734,109	15.0		36,487	36,487
Grab Geo Holdings PTE. LTD. (*4)	300	30.0		30,517	—
Health Connect Co., Ltd. and others	—	—		51,450	69,207

			~~W~~	5,003,963	4,877,733

Investment in a joint venture:
Finnq Co., Ltd.(*5)	4,900,000	49.0	~~W~~	24,580	24,580

			~~W~~	5,028,543	4,902,313

(*1)	Investment in Korea IT Fund was classified as investment in associates as the Company does not have control over the investee under the contractual agreement with other shareholders.
(*2)

These investments were classified as investments in associates as the Company can exercise significant influence through its right to appoint the members of board of directors even though the Company has less than 20% of equity interests.

(*3)	The Company invested ~~W~~113,470 million in cash in SK South East Asia Investment Pte. Ltd. for the three-month period ended March 31, 2019.
(*4)	The Company jointly established Grab Geo Holdings PTE. LTD. by investing ~~W~~11,201 million in cash and ~~W~~19,039 million in exchange of assets for the three-month period ended March 31, 2019.
(*5)	This investment was classified as investment in a joint venture as the Company has joint control pursuant to the agreement with the other shareholders.

21

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2019 and 2018

8.	Investments in Subsidiaries, Associates and Joint Ventures, Continued

(4)	The market value of investments in listed subsidiaries as of March 31, 2019 and December 31, 2018 are as follows:

(In millions of won, except for share data)
	March 31, 2019				December 31, 2018
	Market price per share (in won)		Number of shares	Market value	Market price per share (in won)	Number of shares	Market value
DREAMUS COMPANY (Formerly, IRIVER LIMITED)	~~W~~	9,150	29,246,387	267,604	6,760	29,246,387	197,706

(5)	The market value of investments in listed associates as of March 31, 2019 and December 31, 2018 are as follows:

(In millions of won, except for share data)
	March 31, 2019				December 31, 2018
	Market price per share (in won)		Number of shares	Market value	Market price per share (in won)	Number of shares	Market value
NanoEnTek, Inc.	~~W~~	5,440	7,600,649	41,348	4,235	7,600,649	32,189
SK hynix Inc.		74,200	146,100,000	10,840,620	60,500	146,100,000	8,839,050
S.M.Culture & Contents Co., Ltd.		2,000	22,033,898	44,068	2,020	22,033,898	44,508

9.	Property and Equipment

(1)	Details of the changes in property and equipment for the three-month periods ended March 31, 2019 and 2018 are as follows:

(In millions of won)
	For the three-month period ended March 31, 2019
	Beginning balance		Impact of adopting K-IFRS No. 1116	Acquisition	Disposal	Transfer	Depreciation	Ending balance
Land	~~W~~	544,419	—	18	—	—	—	544,437
Buildings		537,000	—	79	(433)	8,519	(9,448)	535,717
Structures		355,739	—	—	—	844	(8,925)	347,658
Machinery		4,382,375	—	4,190	(43)	165,843	(384,194)	4,168,171
Right-of-use assets		—	433,074	84,160	(23,014)	—	(64,538)	429,682
Other		617,837	—	290,032	(477)	(369,712)	(24,442)	513,238
Construction in progress		506,120	—	36,128	—	216,908	—	759,156

	~~W~~	6,943,490	433,074	414,607	(23,967)	22,402	(491,547)	7,298,059

22

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2019 and 2018

9.	Property and Equipment, Continued

(1)	Details of the changes in property and equipment for the three-month periods ended March 31, 2019 and 2018 are as follows, Continued:

(In millions of won)
	For the three-month period ended March 31, 2018
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Ending balance
Land	~~W~~	525,572	74	(13)	1,823	—	527,456
Buildings		546,872	73	(4)	14,927	(9,258)	552,610
Structures		376,755	7	—	893	(8,992)	368,663
Machinery		4,648,331	1,666	(302)	186,568	(419,275)	4,416,988
Other		448,203	42,099	(583)	(91,576)	(26,040)	372,103
Construction in progress		377,400	41,521	—	(135,472)	—	283,449

	~~W~~	6,923,133	85,440	(902)	(22,837)	(463,565)	6,521,269

(2)	Details of the right-of-use assets as of March 31, 2019 and January 1, 2019 are as follows:

(In millions of won)
	March 31, 2019		January 1, 2019
Buildings	~~W~~	375,808	366,279
Other		53,874	66,795

	~~W~~	429,682	433,074

10.	Intangible Assets

(1)	Details of the changes in intangible assets for the three-month periods ended March 31, 2019 and 2018 are as follows:

(In millions of won)
	For the three-month period ended March 31, 2019
	Beginning balance		Impact of adopting K-IFRS No. 1116	Acquisition	Disposal	Transfer	Amortization	Impairment	Ending balance
Frequency usage rights	~~W~~	3,139,978	—	—	—	—	(100,972)	—	3,039,006
Land usage rights		6,498	—	—	—	—	(844)	—	5,654
Industrial rights		15,300	—	319	—	—	(749)	—	14,870
Facility usage rights		16,008	—	259	—	122	(705)	—	15,684
Club memberships		47,411	—	—	(135)	—	—	(63)	47,213
Other		785,669	(2,274)	1,809	(1,995)	8,096	(69,877)	—	721,428

	~~W~~	4,010,864	(2,274)	2,387	(2,130)	8,218	(173,147)	(63)	3,843,855

23

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2019 and 2018

10.	Intangible Assets, Continued

(1)	Details of the changes in intangible assets for the three-month periods ended March 31, 2019 and 2018 are as follows, Continued:

(In millions of won)	For the three-month period ended March 31, 2018
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Ending balance
Frequency usage rights	~~W~~	2,176,940	—	—	—	(100,972)	2,075,968
Land usage rights		7,858	1,005	—	—	(984)	7,879
Industrial rights		12,899	2,408	—	—	(773)	14,534
Facility usage rights		16,456	282	(2)	30	(681)	16,085
Club memberships		44,843	—	(25)	—	—	44,818
Other		830,549	664	—	25,710	(69,186)	787,737

	~~W~~	3,089,545	4,359	(27)	25,740	(172,596)	2,947,021

(2)	Details of frequency usage rights as of March 31, 2019 are as follows:

(In millions of won)
	Amount		Description	Commencement of amortization	Completion of amortization
800MHz license	~~W~~	91,245	CDMA and LTE service	Jul. 2011	Jun. 2021
1.8GHz license		345,455	LTE service	Sept. 2013	Dec. 2021
2.6GHz license		940,995	LTE service	Sept. 2016	Dec. 2026
2.1GHz license		294,385	W-CDMA and LTE service	Dec. 2016	Dec. 2021
3.5GHz license(*)		1,164,243	5G service	—	Nov. 2028
28GHz license(*)		202,683	5G service	—	Nov. 2023

	~~W~~	3,039,006

(*)

The Company participated in the frequency license allocation auction hosted by Ministry of Science and Information and Communication Technology (ICT) and was assigned the 3.5GHz and 28GHz bands of frequency licenses during the year ended December 31, 2018. The considerations payable for the bands of frequency are ~~W~~1,218,500 million and ~~W~~207,300 million, respectively. These bands of frequency were assigned in December 2018 and the annual payments in installment of the remaining balances will be made for the next ten and five years, respectively. The Company recognized these frequency licenses as intangible assets at the date of initial lump sum payment and starts amortization when the bands of frequency are in the condition necessary for them to be capable of operating in the manner intended by management.

24

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2019 and 2018

11.	Borrowings and Debentures

There were no changes in long-term borrowings for the three-month period ended March 31, 2019 and details of the changes in debentures for the three-month period ended March 31, 2019 are as follows:

(In millions of won)
	Purpose	Annual interest rate(%)	Maturity	Face value		Book value
Current				~~W~~	500,000	499,747
Non-current					5,243,533	5,222,865

As of January 1, 2019					5,743,533	5,722,612

Debentures newly issued:
Unsecured corporate bonds	Operating fund	2.03	Mar. 6, 2022		180,000	179,234
		2.09	Mar. 6, 2024		120,000	119,498
		2.19	Mar. 6, 2029		50,000	49,801
		2.23	Mar. 6, 2039		50,000	49,812

				~~W~~	400,000	398,345

Debentures repaid:
Unsecured corporate bonds	Operating fund	1.65	Mar. 4, 2019	~~W~~	(70,000)	(70,000)

Other changes(*1)					23,892	24,788
Current(*2)					771,340	770,950
Non-current(*2)					5,326,085	5,304,795

As of March 31, 2019				~~W~~	6,097,425	6,075,745

(*1)

Other changes include the effects on foreign currency translation of foreign currency-denominated debentures and changes in present value discount on debentures for the three-month period ended March 31, 2019.

(*2)	~~W~~341,093 million were transferred from non-current to current for the three-month period ended March 31, 2019.

25

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2019 and 2018

12.	Long-term Payables – other

(1)	As of March 31, 2019 and December 31, 2018, details of long-term payables – other related to the acquisition of frequency usage rights are as follows (See note 10):

(In millions of won)
	March 31, 2019		December 31, 2018
Long-term payables – other	~~W~~	2,051,389	2,476,738
Present value discount on long-term payables – other		(105,044)	(113,772)
Current installments of long-term payables – other		(418,739)	(423,884)

Carrying amount at period end	~~W~~	1,527,606	1,939,082

(2)

The Company repaid ~~W~~425,349 million of the principal amounts of long-term payables – other related to the acquisition of frequency usage rights for the three-month period ended March 31, 2019. The repayment schedule of the principal amount of long-term payables – other as of March 31, 2019 is as follows:

(In millions of won)
	Amount
Less than 1 year	~~W~~	425,349
1~3 years		647,589
3~5 years		413,385
More than 5 years		565,066

	~~W~~	2,051,389

13.	Provisions

Changes in provisions for the three-month periods ended March 31, 2019 and 2018 are as follows:

(In millions of won)	For the three-month period ended March 31, 2019						As of March 31, 2019
	Beginning balance		Increase	Utilization	Reversal	Ending balance	Current	Non-current
Provision for restoration	~~W~~	59,548	724	(140)	(354)	59,778	44,563	15,215
Emission allowance		2,238	1,074	—	—	3,312	3,312	—

	~~W~~	61,786	1,798	(140)	(354)	63,090	47,875	15,215

(In millions of won)	For the three-month period ended March 31, 2018						As of March 31, 2018
	Beginning balance		Increase	Utilization	Reversal	Ending balance	Current	Non-current
Provision for installment of handset subsidy	~~W~~	3,874	—	(263)	—	3,611	3,611	—
Provision for restoration		56,162	920	(196)	(104)	56,782	40,697	16,085
Emission allowance		4,650	759	—	—	5,409	5,409	—

	~~W~~	64,686	1,679	(459)	(104)	65,802	49,717	16,085

26

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2019 and 2018

14.	Defined Benefit Assets

(1)	Details of defined benefit assets as of March 31, 2019 and December 31, 2018 are as follows:

(In millions of won)
	March 31, 2019		December 31, 2018
Present value of defined benefit obligations	~~W~~	341,893	332,044
Fair value of plan assets		(364,544)	(363,878)

	~~W~~	(22,651)	(31,834)

(2)	Changes in defined benefit obligations for the three-month periods ended March 31, 2019 and 2018 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2019		March 31, 2018
Beginning balance	~~W~~	332,044	278,778
Current service cost		11,056	9,927
Interest cost		2,051	2,086
Remeasurement
- Adjustment based on experience		2,623	9,053
Benefit paid		(7,784)	(4,457)
Others		1,903	3,160

Ending balance	~~W~~	341,893	298,547

(3)	Changes in plan assets for the three-month periods ended March 31, 2019 and 2018 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2019		March 31, 2018
Beginning balance	~~W~~	363,878	318,860
Interest income		2,212	2,371
Remeasurement		(273)	(717)
Contribution		20,000	9,000
Benefit paid		(18,053)	(14,731)
Others		(3,220)	6,197

Ending balance	~~W~~	364,544	320,980

(4)

Total cost of benefit plan, which is recognized in profit and loss (included in labor in the statement of income) and capitalized into construction-in-progress, for the three-month periods ended March 31, 2019 and 2018 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2019		March 31, 2018
Current service cost	~~W~~	11,056	9,927
Net interest income		(161)	(285)

	~~W~~	10,895	9,642

27

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2019 and 2018

15.	Share Capital and Capital Surplus and Others

(1)

The Company’s outstanding share capital consists entirely of common stocks with a par value of ~~W~~500. The number of authorized, issued and outstanding common stocks and the details of capital surplus and others as of March 31, 2019 and December 31, 2018 are as follows:

(In millions of won, except for share data)
	March 31, 2019		December 31, 2018
Number of authorized shares		220,000,000	220,000,000
Number of issued shares		80,745,711	80,745,711
Share capital:
Common share	~~W~~	44,639	44,639
Capital surplus and others:
Paid-in capital surplus		2,915,887	2,915,887
Treasury shares		(1,979,475)	(1,979,475)
Hybrid bonds(*)		398,759	398,759
Share option(note 16)		1,094	1,007
Others		(920,854)	(920,854)

	~~W~~	415,411	415,324

(*)

Hybrid bonds issued by the Company are classified as equity as there is no contractual obligation for delivery of financial assets to the bond holders. These are subordinated bonds which rank before common shares in the event of a liquidation or reorganization of the Company.

(2)	There were no changes in share capital during the three-month periods ended March 31, 2019 and 2018 and details of shares outstanding as of March 31, 2019 and 2018 are as follows:

(In shares)
	March 31, 2019			March 31, 2018
	Issued shares	Treasury shares	Outstanding shares	Issued shares	Treasury shares	Outstanding shares
Shares outstanding	80,745,711	8,875,883	71,869,828	80,745,711	10,136,551	70,609,160

28

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2019 and 2018

16.	Share option

(1)	The terms and conditions related to the grants of the share options under the share option program are as follows:

	Series
	1-1	1-2	1-3	2	3	4
Grant date		March 24, 2017		February 20, 2018	February 22, 2019	March 26, 2019
Types of shares to be issued			Registered common shares
Grant method		Reissue of treasury shares			Reissue of treasury shares, Cash-settelement
Number of shares (in shares)	22,168	22,168	22,168	1,358	5,477	1,734
Exercise price (in won)	246,750	266,490	287,810	254,120	265,260	254,310
Exercise period	Mar. 25, 2019 ~ Mar. 24, 2022	Mar. 25, 2020 ~ Mar. 24, 2023	Mar. 25, 2021 ~ Mar. 24, 2024	Feb. 21, 2020 ~ Feb. 20, 2023	Feb. 23, 2021 ~ Feb. 22, 2024	Mar. 27, 2021 ~ Mar. 26, 2024
Vesting conditions	2 years’ service from the grant date	3 years’ service from the grant date	4 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date

(2)	Share compensation expense recognized for the three-month period ended March 31, 2019 and the remaining share compensation expense to be recognized in subsequent periods are as follows:

(In millions of won)	Share compensation expense
Accumulated compensation expenses as of December 31, 2018	~~W~~	1,007
For the three-month period ended March 31, 2019		87
In subsequent periods		390

	~~W~~	1,484

(3)	The Company used binomial option pricing model in the measurement of the fair value of share options at the grant date and the inputs used in the model are as follows:

	Series
	1-1	1-2	1-3	2	3	4
Risk-free interest rate	1.86%	1.95%	2.07%	2.63%	1.91%	1.78%
Estimated option’s life	5 years	6 years	7 years	5 years	5 years	5 years
Share price (Closing price on the preceding day in won)	262,500	262,500	262,500	243,500	259,000	253,000
Expected volatility	13.38%	13.38%	13.38%	16.45%	8.30%	7.70%
Expected dividends	3.80%	3.80%	3.80%	3.70%	3.80%	3.90%
Exercise price (in won)	246,750	266,490	287,810	254,120	265,260	254,310
Per share fair value of the option (in won)	27,015	20,240	15,480	23,988	8,600	8,111

29

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2019 and 2018

17.	Retained Earnings

Retained earnings as of March 31, 2019 and December 31, 2018 are as follows:

(In millions of won)
	March 31, 2019		December 31, 2018
Appropriated:
Legal reserve	~~W~~	22,320	22,320
Reserve for business expansion		11,531,138	10,531,138
Reserve for technology development		4,265,300	3,321,300

		15,818,758	13,874,758
Unappropriated		614,348	2,593,031

	~~W~~	16,433,106	16,467,789

18.	Reserves

(1)	Details of reserves, net of taxes, as of March 31, 2019 and December 31, 2018 are as follows:

(In millions of won)
	March 31, 2019		December 31, 2018
Valuation gain on FVOCI	~~W~~	3,612	2,047
Valuation loss on derivatives		(32,695)	(42,312)

	~~W~~	(29,083)	(40,265)

(2)	Changes in reserves for the three-month periods ended March 31, 2019 and 2018 are as follows:

(In millions of won)
	Valuation gain (loss) on financial assets at FVOCI		Valuation gain (loss) on available-for-sale financial assets	Valuation gain (loss) on derivatives	Total
Balance at December 31, 2017	~~W~~	—	148,873	(70,572)	78,301
Impact of adopting K-IFRS No. 1109		90,484	(148,873)	—	(58,389)

Balance at January 1, 2018		90,484	—	(70,572)	19,912
Changes, net of taxes		(20,139)	—	(9,025)	(29,164)

Balance at March 31, 2018		70,345	—	(79,597)	(9,252)

Balance at January 1, 2019		2,047	—	(42,312)	(40,265)
Changes, net of taxes		1,565	—	9,617	11,182

Balance at March 31, 2019	~~W~~	3,612	—	(32,695)	(29,083)

30

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2019 and 2018

19.	Operating revenue

Disaggregation of operating revenues considering the economic factors that affect the amounts, timing and uncertainty of the Company’s revenue and future cash flows is as follows:

(In millions of won)	For the three-month period ended
	March 31, 2019		March 31, 2018
Products transferred at a point in time: Product sales	~~W~~	21,454	33,273
Services transferred over time: Wireless service revenue(*1)		2,412,673	2,568,880
Cellular interconnection revenue		127,393	150,872
Other(*2)		250,688	235,513

		2,790,754	2,955,265

	~~W~~	2,812,208	2,988,538

(*1)	Wireless service revenue includes revenue from wireless voice and data transmission services principally derived through usage charges collected from the wireless subscribers.
(*2)	Other revenue includes revenue from billing and collection services as well as other miscellaneous services.

Most of the Company’s transactions are occurring in Korea as it principally operates its businesses in Korea.

20.	Other Operating Expenses

Details of other operating expenses for the three-month periods ended March 31, 2019 and 2018 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2019		March 31, 2018
Communication	~~W~~	7,219	7,033
Utilities		58,828	57,816
Taxes and dues		4,138	4,104
Repair		60,335	53,376
Research and development		82,903	71,211
Training		7,186	6,895
Bad debt for accounts receivable – trade		4,327	4,486
Supplies and other		12,725	11,958

	~~W~~	237,661	216,879

31

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2019 and 2018

21.	Other Non-operating Income and Expenses

Details of other non-operating income and expenses for the three-month periods ended March 31, 2019 and 2018 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2019		March 31, 2018
Other non-operating Income:
Gain on disposal of property and equipment and intangible assets	~~W~~	868	114
Others		2,824	12,011

	~~W~~	3,692	12,125

Other non-operating Expenses:
Loss on disposal of property and equipment and intangible assets	~~W~~	959	390
Donations		2,517	15,939
Bad debt for accounts receivable - other		737	723
Others		1,982	1,126

	~~W~~	6,195	18,178

32

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2019 and 2018

22.	Finance Income and Costs

(1)	Details of finance income and costs for the three-month periods ended March 31, 2019 and 2018 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2019		March 31, 2018
Finance Income:
Interest income	~~W~~	7,463	11,594
Gain on sale of accounts receivable – other		7,942	3,749
Dividends		506,050	161,242
Gain on foreign currency transactions		1,199	3,376
Gain on foreign currency translations		824	16
Gain relating to financial assets at FVTPL		146	992
Gain on valuation of derivatives		446	319

	~~W~~	524,070	181,288

Finance Costs:
Interest expenses	~~W~~	64,205	60,933
Loss on foreign currency transactions		934	5,531
Loss on foreign currency translations		139	64
Loss on financial assets at FVTPL		140	200
Loss on financial liabilities at FVTPL		252	288

	~~W~~	65,670	67,016

(2)	Details of interest income included in finance income for the three-month periods ended March 31, 2019 and 2018 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2019		March 31, 2018
Interest income on cash equivalents and short-term financial instruments	~~W~~	2,844	3,394
Interest income on loans and others		4,619	8,200

	~~W~~	7,463	11,594

(3)	Details of interest expenses included in finance costs for three-month periods ended March 31, 2019 and 2018 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2019		March 31, 2018
Interest expenses on borrowings	~~W~~	1,093	1,720
Interest expenses on debentures		44,195	45,828
Others		18,917	13,385

	~~W~~	64,205	60,933

33

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2019 and 2018

22.	Finance Income and Costs, Continued

(4)	Details of impairment losses on financial assets for the three-month periods ended March 31, 2019 and 2018 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2019		March 31, 2018
Accounts receivable – trade	~~W~~	4,327	4,486
Other receivables		737	723

	~~W~~	5,064	5,209

23.	Income Tax Expense

Income tax expense was calculated by considering current tax expense adjusted to changes in estimates related to prior periods, and deferred tax expense due to origination and reversal of temporary differences.

24.	Earnings per Share

(1)	Basic earnings per share

1)	Basic earnings per share for the three-month periods ended March 31, 2019 and 2018 are calculated as follows:

(In millions of won, except for share data)	For the three-month period ended
	March 31, 2019		March 31, 2018
Profit for the period	~~W~~	643,993	364,427
Interest on hybrid bonds		(3,692)	—
Profit for the period available for common shares		640,301	364,427
Weighted average number of common shares outstanding		71,869,828	70,609,160

Basic earnings per share (in won)	~~W~~	8,909	5,161

2)	The weighted average number of common shares outstanding for the three-month periods ended March 31, 2019 and 2018 are calculated as follows:

(In shares)		Weighted average number of common shares
	Number of common shares	For the three-month period ended March 31, 2019
Issued shares at January 1	80,745,711	80,745,711
Treasury shares at January 1	(8,875,883)	(8,875,883)

	71,869,828	71,869,828

34

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2019 and 2018

24.	Earnings per Share, Continued

(1)	Basic earnings per share, Continued

2)	The weighted average number of common shares outstanding for the three-month periods ended March 31, 2019 and 2018 are calculated as follows, Continued:

(In shares)		Weighted average number of common shares
	Number of common shares	For the three-month period ended March 31, 2018
Issued shares at January 1	80,745,711	80,745,711
Treasury shares at January 1	(10,136,551)	(10,136,551)

	70,609,160	70,609,160

(2)	Diluted earnings per share

For the three-month periods ended March 31, 2019 and 2018, diluted earnings per share are the same as basic earnings per share as there are no dilutive potential common shares.

35

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2019 and 2018

25.	Categories of Financial Instruments

(1)	Financial assets by category as of March 31, 2019 and December 31, 2018 are as follows:

(In millions of won)
	March 31, 2019
	Financial assets at FVTPL		Equity instruments at FVOCI	Financial assets at amortized cost	Derivatives- hedging instrument	Total
Cash and cash equivalents	~~W~~	—	—	854,972	—	854,972
Financial instruments		—	—	139,382	—	139,382
Short-term investment securities		47,955	—	—	—	47,955
Long-term investment securities(*)		78,014	335,299	—	—	413,313
Accounts receivable – trade		—	—	1,335,692	—	1,335,692
Loans and other receivables		495,218	—	1,105,052	—	1,600,270
Derivative financial assets		11,392	—	—	74,175	85,567

	~~W~~	632,579	335,299	3,435,098	74,175	4,477,151

(*)	The Company designated ~~W~~335,299 million of equity instruments that are not held for trading as financial assets measured at FVOCI.

(In millions of won)
	December 31, 2018
	Financial assets at FVTPL		Equity instruments at FVOCI	Financial assets at amortized cost	Derivatives- hedging instrument	Total
Cash and cash equivalents	~~W~~	—	—	877,823	—	877,823
Financial instruments		—	—	99,382	—	99,382
Short-term investment securities		47,849	—	—	—	47,849
Long-term investment securities(*)		77,511	333,161	—	—	410,672
Accounts receivable – trade		—	—	1,354,260	—	1,354,260
Loans and other receivables		485,325	—	554,048	—	1,039,373
Derivative financial assets		10,947	—	—	39,858	50,805

	~~W~~	621,632	333,161	2,885,513	39,858	3,880,164

(*)	The Company designated ~~W~~333,161 million of equity instruments that are not held for trading as financial assets measured at FVOCI.

36

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2019 and 2018

25.	Categories of Financial Instruments, Continued

(2)	Financial liabilities by category as of March 31, 2019 and December 31, 2018 are as follows:

(In millions of won)
	March 31, 2019
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Derivatives- hedging instrument	Total
Derivative financial liabilities	~~W~~	—	—	24	24
Borrowings		—	45,260	—	45,260
Debentures(*)		62,065	6,013,680	—	6,075,745
Lease liabilities		—	433,238	—	433,238
Accounts payable – other and others		—	5,045,987	—	5,045,987

	~~W~~	62,065	11,538,165	24	11,600,254

(*)

Debentures classified as financial liabilities at FVTPL as of March 31, 2019 are structured bonds, and they were designated as financial liabilities at FVTPL in order to eliminate a measurement inconsistency with the related derivatives.

(In millions of won)
	December 31, 2018
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Derivatives- hedging instrument	Total
Derivative financial liabilities	~~W~~	—	—	1,107	1,107
Borrowings		—	44,394	—	44,394
Debentures(*)		61,813	5,660,799	—	5,722,612
Accounts payable – other and others		—	5,181,029	—	5,181,029

	~~W~~	61,813	10,886,222	1,107	10,949,142

(*)

Debentures classified as financial liabilities at FVTPL as of December 31, 2018 are structured bonds, and they were designated as financial liabilities at FVTPL in order to eliminate a measurement inconsistency with the related derivatives.

37

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2019 and 2018

26.	Financial Risk Management

(1)	Financial risk management

The Company is exposed to credit risk, liquidity risk and market risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates and interest rates. The Company implements a risk management system to monitor and manage these specific risks.

The Company’s financial assets consist of cash and cash equivalents, financial instruments, investment securities, and accounts receivable – trade and other. Financial liabilities consist of accounts payable – other and others, borrowings, debentures and lease liabilities.

1) Market risk

(i) Currency risk

The Company is exposed to currency risk mainly on exchange fluctuations on forecasted transactions and recognized assets and liabilities which are denominated in a currency other than the functional currency of the Company.

Monetary assets and liabilities denominated in foreign currencies as of March 31, 2019 are as follows:

(In millions of won, thousands of foreign currencies)
	Assets			Liabilities
	Foreign currencies	Won equivalent		Foreign currencies	Won equivalent
USD	39,482	~~W~~	44,923	1,231,378	~~W~~	1,401,062
EUR	12,767		16,310	—		—
JPY	14,098		145	1,404		14
Others	—		161	—		—

		~~W~~	61,539		~~W~~	1,401,076

In addition, the Company has entered into cross currency swaps to hedge against currency risk related to foreign currency borrowings and debentures.

As of March 31, 2019, a hypothetical change in exchange rates by 10% would have increased (reduced) the Company’s income before income taxes as follows:

(In millions of won)
	If increased by 10%		If decreased by 10%
USD	~~W~~	4,460	(4,460)
EUR		1,631	(1,631)
JPY		13	(13)
Others		16	(16)

	~~W~~	6,120	(6,120)

38

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2019 and 2018

26.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1) Market risk, Continued

(ii) Interest rate risk

The interest rate risk of the Company arises from borrowings, debentures and long-term payables – other. Since the Company’s interest-bearing assets are mostly fixed-interest bearing assets, the Company’s revenue and operating cash flows from the interest-bearing assets are not influenced by the changes in market interest rates.

The Company performs various analysis to reduce interest rate risk and to optimize its financing. To minimize risks arising from changes in interest rates, the Company takes various measures such as refinancing, renewal, alternative financing and hedging.

As of March 31, 2019, floating-rate debentures amount to ~~W~~341,340 million, and the Company has entered into interest rate swaps to hedge interest rate risk related to floating-rate debentures. Therefore, income before income taxes for the three-month period ended March 31, 2019 would not have been affected by the changes in interest rates of floating-rate debenture.

As of March 31, 2019, the floating-rate long-term payables – other are ~~W~~2,051,389 million. If the interest rate increases (decreases) 1%p with all other variables held constant, income before income taxes for the period ended March 31, 2019, would change by ~~W~~ 5,129 million in relation to floating-rate long-term payables – other that are exposed to interest rate risk.

39

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2019 and 2018

26.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2) Credit risk

The maximum credit exposure as of March 31, 2019 and December 31, 2018 are as follows:

(In millions of won)
	March 31, 2019		December 31, 2018
Cash and cash equivalents	~~W~~	854,923	877,781
Financial instruments		139,382	99,382
Investment securities		900	900
Accounts receivable – trade		1,335,692	1,354,260
Loans and other receivables		1,600,270	1,039,373
Derivative financial assets		85,567	50,805

	~~W~~	4,016,734	3,422,501

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. To manage credit risk, the Company evaluates the credit worthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors. Based on such information, the Company establishes credit limits for each customer or counterparty.

The Company establishes loss allowance in respect of accounts receivable – trade and other. The main components of this allowance are a specific loss component that relates to individually significant exposures and a collective loss component established for groups of similar assets in respect of losses that are expected to occur. The collective loss allowance is determined based on historical data of collection statistics for similar financial assets. Also, the Company’s credit risk can arise from transactions with financial institutions related to its cash and cash equivalents, financial instruments and derivatives. To minimize such risk, the Company has a policy to deal only with financial institutions with high credit ratings. The amount of maximum exposure to credit risk of the Company is the carrying amount of financial assets as of March 31, 2019.

40

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2019 and 2018

26. Financial Risk Management, Continued

(1)	Financial risk management, Continued

3) Liquidity risk

The Company’s approach to managing liquidity is to ensure that it will always maintain sufficient cash and cash equivalents balances and have enough liquidity through various committed credit lines. The Company maintains enough liquidity within credit lines through robust operating activities.

Contractual maturities of financial liabilities as of March 31, 2019 are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Borrowings(*)	~~W~~	45,260	47,776	13,956	33,820	—
Debentures(*)		6,075,745	7,268,921	954,438	3,201,014	3,113,469
Lease liabilities		433,238	446,205	203,734	214,692	27,779
Accounts payable – other and others(*)		5,045,987	5,257,896	3,519,976	1,156,171	581,749

	~~W~~	11,600,230	13,020,798	4,692,104	4,605,697	3,722,997

(*)	Includes interest payables.

The Company does not expect that the cash flows included in the maturity analysis could occur significantly earlier or at different amounts.

As of March 31, 2019, periods in which cash flows from cash flow hedge derivatives are expected to occur are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Assets	~~W~~	74,175	74,354	32,371	66,011	(24,028)
Liabilities		(24)	(31)	170	(201)	—

	~~W~~	74,151	74,323	32,541	65,810	(24,028)

(2)	Capital management

The Company manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity structure. The overall capital management strategy of the Company is the same as that of the Company for the year ended December 31, 2018.

The Company monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total liabilities divided by total equity; both are from the financial statements.

41

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2019 and 2018

26.	Financial Risk Management, Continued

(2)	Capital management, Continued

Debt-equity ratio as of March 31, 2019 and December 31, 2018 are as follows:

(In millions of won)
	March 31, 2019		December 31, 2018
Total liabilities	~~W~~	12,855,347	11,960,536
Total equity		16,864,073	16,887,487
Debt-equity ratios		76.23%	70.82%

(3)	Fair value

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of March 31, 2019 are as follows:

(In millions of won)	March 31, 2019
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	632,579	—	554,565	78,014	632,579
Derivative hedging instrument		74,175	—	74,175	—	74,175
FVOCI		335,299	294,537	—	40,762	335,299

	~~W~~	1,042,053	294,537	628,740	118,776	1,042,053

Financial liabilities that are measured at fair value:
FVTPL	~~W~~	62,065	—	62,065	—	62,065
Derivative financial liabilities		24	—	24	—	24

	~~W~~	62,089	—	62,089	—	62,089

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	45,260	—	46,439	—	46,439
Debentures		6,013,680	—	6,442,811	—	6,442,811
Long-term payables – other		1,946,345	—	2,007,478	—	2,007,478

	~~W~~	8,005,285	—	8,496,728	—	8,496,728

42

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2019 and 2018

28.	Financial Risk Management, Continued

(3)	Fair value, Continued

2)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2018 are as follows:

(In millions of won)	December 31, 2018
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	621,632	—	544,121	77,511	621,632
Derivative hedging instrument		39,858	—	39,858	—	39,858
FVOCI		333,161	292,399	—	40,762	333,161

	~~W~~	994,651	292,399	583,979	118,273	994,651

Financial liabilities that are measured at fair value:
FVTPL	~~W~~	61,813	—	61,813	—	61,813
Derivative financial liabilities		1,107	—	1,107	—	1,107

	~~W~~	62,920	—	62,920	—	62,920

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	44,394	—	45,229	—	45,229
Debentures		5,660,799	—	6,033,601	—	6,033,601
Long-term payables – other		2,362,966	—	2,439,593	—	2,439,593

	~~W~~	8,068,159	—	8,518,423	—	8,518,423

The above information does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are reasonable approximation of fair values.

Fair value of the financial instruments that are traded in an active market (financial assets at FVOCI) is measured based on the bid price at the end of the reporting date.

The Company uses various valuation methods for determination of fair value of financial instruments that are not traded in an active market. Derivative financial contracts and long-term liabilities are measured using the discounted present value methods. Other financial assets are determined using the methods such as discounted cash flow and market approach. Inputs used to such valuation methods include swap rate, interest rate, and risk premium, and the Company performs valuation using the inputs which are consistent with natures of assets and liabilities measured.

43

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2019 and 2018

26.	Financial Risk Management, Continued

(3)	Fair value, Continued

2)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2018 are as follows, Continued:

Interest rates used by the Company for the fair value measurement as of March 31, 2019 are as follows:

Interest rate
Derivative instruments	1.59% ~ 2.81%
Borrowings and debentures	1.94% ~ 2.01%
Long-term payables - other	1.87% ~ 2.09%

3)

There have been no transfers between Level 2 to Level 1 for the three-month period ended March 31, 2019. The changes of financial assets classified as Level 3 for the three-month period ended March 31, 2019 are as follows:

	Balance at January 1, 2019		Valuation	Acquisition	Balance at March 31, 2019
FVTPL	~~W~~	77,511	(101)	604	78,014
FVOCI		40,762	—	—	40,762

	~~W~~	118,273	(101)	604	118,776

44

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2019 and 2018

26.	Financial Risk Management, Continued

(4)	Enforceable master netting agreement or similar agreement

Carrying amount of financial instruments recognized of which offset agreements are applicable as of March 31, 2019 and December 31, 2018 are as follows:

(In millions of won)
	March 31, 2019
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the statement of financial position	Relevant financial instruments not offset	Net amount
Financial assets:
Derivatives(*)	~~W~~	3,762	—	3,762	(24)	3,738
Accounts receivable – trade and others		73,491	(73,491)	—	—	—

	~~W~~	77,253	(73,491)	3,762	(24)	3,738

Financial liabilities:
Derivatives(*)	~~W~~	24	—	24	(24)	—
Accounts payable – trade and others		73,811	(73,491)	320	—	320

	~~W~~	73,835	(73,491)	344	(24)	320

(In millions of won)
	December 31, 2018
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the statement of financial position	Relevant financial instruments not offset	Net amount
Financial assets:
Derivatives(*)	~~W~~	1,867	—	1,867	(1,107)	760
Accounts receivable – trade and others		92,000	(92,000)	—	—	—

	~~W~~	93,867	(92,000)	1,867	(1,107)	760

Financial liabilities:
Derivatives(*)	~~W~~	1,107	—	1,107	(1,107)	—
Accounts payable – trade and others		92,324	(92,000)	324	—	324

	~~W~~	93,431	(92,000)	1,431	(1,107)	324

(*)	The balance represents the net amount under the standard terms and conditions of International Swap and Derivatives Association.

45

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2019 and 2018

27.	Transactions with Related Parties

(1)	List of related parties

Relationship	Company
Ultimate Controlling Entity	SK Holdings Co., Ltd.
Subsidiaries	SK Planet Co., Ltd. and 45 others(*)
Joint ventures	Dogus Planet, Inc. and 2 others
Associates	SK Hynix Inc. and 40 others
Others	The Ultimate Controlling Entity’s other subsidiaries and associates, etc.

(*)	As of March 31, 2019, subsidiaries of the Company are as follows:

Company		Ownership percentage(%)(*1)	Types of business
Subsidiaries owned by the Company	SK Telink Co., Ltd.	100.0	Telecommunication and Mobile Virtual Network Operator service
	SK Communications Co., Ltd.	100.0	Internet website services
	SK Broadband Co., Ltd.	100.0	Telecommunication services
	PS&Marketing Corporation	100.0	Communications device retail business
	SERVICE ACE Co., Ltd.	100.0	Customer center management service
	SERVICE TOP Co., Ltd.	100.0	Customer center management service
	Network O&S Co., Ltd.	100.0	Base station maintenance service
	SK Telecom China Holdings Co., Ltd.	100.0	Investment(holdings company)
	SK Global Healthcare Business Group., Ltd.	100.0	Investment
	YTK Investment Ltd.	100.0	Investment
	Atlas Investment	100.0	Investment
	SKT Americas, Inc.	100.0	Information gathering and consulting
	One Store Co., Ltd.	65.5	Telecommunication services
	SK Planet Co., Ltd.	98.7	Telecommunication services, system software development and supply services
	Eleven Street Co., Ltd.	80.3	E-Commerce
	DREAMUS COMPANY (Formerly, IRIVER LIMITED)(*2)	52.4	Manufacturing of media and audio equipment
	SK Infosec Co., Ltd.	100.0	Information security service
	Life & Security Holdings Co., Ltd.	55.0	Investment (holdings company)
	Quantum Innovation Fund I	59.9	Investment
	SK Telecom Japan Inc.	100.0	Information gathering and consulting
	id Quantique SA	63.9	Quantum information and communications service
	SK Telecom TMT Investment Corp.	100.0	Investment
	FSK L&S Co., Ltd.	60.0	Freight and logistics consulting business
Subsidiaries owned by SK Planet Co., Ltd.	SK m&service Co., Ltd.	100.0	Database and internet website service
	SK Planet Japan, K. K.	79.8	Digital contents sourcing service
	SKP GLOBAL HOLDINGS PTE. LTD.	100.0	Investment (holdings company)
	SKP America LLC.	100.0	Digital contents sourcing service
	shopkick Management Company, Inc.	100.0	Investment
	shopkick, Inc.	100.0	Reward points-based in-store shopping application development
	K-net Culture and Contents Venture Fund	59.0	Capital investing in startups
Subsidiaries owned by DREAMUS COMPANY (Formerly, IRIVER LIMITED)	iriver Enterprise Ltd.	100.0	Management of Chinese subsidiaries
	iriver Inc.	100.0	Sales and marketing in North America
	iriver China Co., Ltd.	100.0	Sales and manufacturing of MP3 and 4 in China
	Dongguan iriver Electronics Co., Ltd.	100.0	Sales and Manufacturing of e-book devices in China
	groovers Japan Co., Ltd.	100.0	Digital music contents sourcing and distribution service
	LIFE DESIGN COMPANY Inc.	100.0	Selling of goods in Japan

46

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2019 and 2018

27.	Transactions with Related Parties, Continued

(1)	List of related parties, Continued

Company		Ownership percentage(%)(*1)	Types of business
Subsidiaries owned by Life & Security Holdings Co., Ltd.	ADT CAPS Co., Ltd.	100.0	Unmanned security
	CAPSTEC Co., Ltd.	100.0	Manned security
	ADT SECURITY Co., Ltd.	100.0	Sales and trade of anti-theft devices and surveillance devices
Subsidiary owned by SK Telink Co., Ltd.	SK TELINK VIETNAM Co., Ltd.	100.0	Communications device retail business
Subsidiaries owned by SK Broadband Co., Ltd.	Home & Service Co., Ltd.	100.0	Operation of information and communication facility
	SK stoa Co., Ltd.	100.0	Other telecommunication retail business
Subsidiary owned by id Quantique SA	Id Quantique LLC	100.0	Quantum information and communications service
Subsidiary owned by FSK L&S Co., Ltd.	FSK L&S(Shanghai) Co., Ltd.(*3)	66.0	Logistics business
Others(*4)	SK Telecom Innovation Fund, L.P.	100.0	Investment
	SK Telecom China Fund I L.P.	100.0	Investment

(*1)	The ownership interest represents direct ownership interest in subsidiaries either by the Company or subsidiaries of the Company.
(*2)	DREAMUS COMPANY(Formerly, IRIVER LIMITED) merged groovers Inc. during the three-month period ended March 31, 2019.
(*3)

FSK L&S Co., Ltd. was reclassified as a subsidiary from an associate during the three-month period ended March 31, 2019, and thus FSK L&S(Shanghai) Co., Ltd., a subsidiary of FSK L&S Co., Ltd. was included in the subsidiary.

(*4)	Others are owned together by Atlas Investment and another subsidiary of the Parent Company.

As of March 31, 2019, the Company belongs to SK Group, a conglomerate as defined in the Monopoly Regulation and Fair Trade Act of the Republic of Korea. All of the other entities included in SK Group are considered related parties of the Company.

47

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2019 and 2018

27.	Transactions with Related Parties, Continued

(2)	Compensation to the key management

The Company considers registered directors (3 executive and 5 non-executive directors) who have substantial role and responsibility in planning, operations, and relevant controls of the business as key management. The compensation given to such key management for the three-month periods ended March 31, 2019 and 2018 are as follows:

(In millions of won)
	For the three-month period ended
	March 31, 2019		March 31, 2018
Salaries	~~W~~	4,328	2,737
Defined benefits plan expenses		811	557
Share option		130	139

	~~W~~	5,269	3,433

Compensation for the key management includes salaries, non-monetary salaries, and retirement benefits made in relation to the pension plan and compensation expenses related to share options granted.

48

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2019 and 2018

27.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the three-month periods ended March 31, 2019 and 2018 are as follows:

(In millions of won)
		For the three-month period ended March 31, 2019
Scope	Company	Operating revenue and others		Operating expense and others(*1)	Acquisition of property and equipment
Ultimate Controlling Entity	SK Holdings Co., Ltd.(*2)	~~W~~	1,552	266,045	1,271
Subsidiaries	SK Broadband Co., Ltd.		25,707	127,428	—
	PS&Marketing Corporation(*3)		3,401	331,855	—
	Network O&S Co., Ltd.		1,158	53,314	—
	SK Planet Co., Ltd.		263	22,424	2,299
	SK Telink Co., Ltd.(*4)		211,950	5,469	—
	SERVICE ACE Co., Ltd.(*5)		9,440	32,012	—
	SERVICE TOP Co., Ltd.(*6)		10,995	30,577	—
	Eleven Street Co., Ltd.		4,451	1,806	—
	Others(*7)		68,108	23,845	691

			335,473	628,730	2,990

Associates	F&U Credit information Co., Ltd.		299	11,430	—
	SK hynix Inc.(*8)		227,413	57	—
	KEB HanaCard Co., Ltd.		413	393	—
	SK Wyverns Co., Ltd.		294	15,000	—
	Others		—	3,068	37

			228,419	29,948	37

Others	SK Engineering & Construction Co., Ltd.		517	2,400	—
	SK Innovation Co., Ltd.		2,544	355	—
	SK Networks Co., Ltd.		599	6,181	443
	SK Networks Service Co., Ltd.		165	10,293	—
	SK Telesys Co., Ltd.		44	153	157
	SK TNS Co., Ltd.		54	131	739
	SK energy Co., Ltd.		542	5	—
	SKC Infra Services Co., Ltd.		7	2,019	—
	SK E&S Co., Ltd.		495	—	—
	Others		2,253	1,352	—

			7,220	22,889	1,339

		~~W~~	572,664	947,612	5,637

49

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2019 and 2018

27.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the three-month periods ended March 31, 2019 and 2018 are as follows, Continued:

(*1)	Operating expenses and others include lease payments by the Company.
(*2)	Operating expenses and others include ~~W~~194,617 million of dividends declared by the Company.
(*3)	Operating expenses and others include ~~W~~196,359 million paid to PS&Marketing Corporation relating to purchase of accounts receivables resulting from sale of handsets.
(*4)	Operating revenue and others include ~~W~~199,995 million of dividend income recognized.
(*5)	Operating revenue and others include ~~W~~7,499 million of dividend income recognized.
(*6)	Operating revenue and others include ~~W~~8,900 million of dividend income recognized.
(*7)	Operating revenue and others include ~~W~~60,597 million of dividend income recognized from Life & Security Holdings Co., Ltd. and SK Infosec Co., Ltd.
(*8)	Operating revenue and others include ~~W~~219,151 million of dividend income recognized.

50

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2019 and 2018

27.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the three-month periods ended March 31, 2019 and 2018 are as follows, Continued:

(In millions of won)
		For the three-month period ended March 31, 2018
Scope	Company	Operating revenue and others		Operating expense and others	Acquisition of property and equipment
Ultimate Controlling Entity	SK Holdings Co., Ltd.(*1)	~~W~~	2,898	259,282	1,526
Subsidiaries	SK Broadband Co., Ltd.		29,929	130,384	—
	PS&Marketing Corporation(*2)		3,250	367,057	62
	Network O&S Co., Ltd.		992	47,042	—
	SK Planet Co., Ltd.		6,348	7,392	—
	SK Telink Co., Ltd.		14,690	5,455	—
	SERVICE ACE Co., Ltd.		1,933	33,209	—
	SERVICE TOP Co., Ltd.		2,144	39,806	—
	SK techx Co., Ltd.		1,384	46,222	472
	Others		6,265	11,779	1,844

			66,935	688,346	2,378

Associates	F&U Credit information Co., Ltd.		394	11,461	—
	HappyNarae Co., Ltd.		23	2,724	4,122
	SK hynix Inc.(*3)		152,035	28	—
	KEB HanaCard Co., Ltd.		4,032	4,031	—
	Others		291	14,681	—

			156,775	32,925	4,122

Others	SK Engineering & Construction Co., Ltd.		549	—	—
	SK Innovation Co., Ltd.		2,003	181	—
	SK Networks Co., Ltd.		2,741	4,435	—
	SK Networks Service Co., Ltd.		152	11,686	6
	SK Telesys Co., Ltd.		48	207	6,265
	SK TNS Co., Ltd.		25	393	12,149
	Others		3,582	10,115	544

			9,100	27,017	18,964

		~~W~~	235,708	1,007,570	26,990

(*1)	Operating expenses and others include ~~W~~183,271 million of dividends declared by the Company.
(*2)	Operating expenses and others include ~~W~~216,238 million paid to PS&Marketing Corporation relating to purchase of accounts receivables resulting from sale of handsets.
(*3)	Operating revenue and others include ~~W~~146,100 million of dividend income recognized.

51

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2019 and 2018

27.	Transactions with Related Parties, Continued

(4)	Account balances with related parties as of March 31, 2019 and December 31, 2018 are as follows:

(In millions of won)
		March 31, 2019
		Receivables			Payables
Scope	Company	Loans		Accounts receivable – trade, etc.	Accounts payable – other, etc.
Ultimate Controlling Entity	SK Holdings Co., Ltd.	~~W~~	—	2,877	225,432
Subsidiaries	SK Broadband Co., Ltd.		—	11,920	52,626
	PS&Marketing Corporation		—	1,181	82,968
	Network O&S Co., Ltd.		—	252	22,234
	SK Planet Co., Ltd.		—	81	11,799
	SK Telink Co., Ltd.		—	208,965	5,872
	SERVICE ACE Co., Ltd.		—	7,499	13,939
	SERVICE TOP Co., Ltd.		—	9,353	16,542
	Eleven Street Co., Ltd.		—	1,955	970
	One Store Co., Ltd.		—	243	26,197
	SK m&service Co., Ltd.		—	2,793	2,943
	Others		—	61,514	25,912

			—	305,756	262,002

Associates	F&U Credit information Co., Ltd.		—	67	4,773
	SK hynix Inc.		—	223,156	1
	Wave City Development Co., Ltd.		—	37,263	—
	Daehan Kanggun BcN Co., Ltd.(*)		22,147	—	—
	KEB HanaCard Co., Ltd.		—	453	7,929
	Others		408	3	1,692

			22,555	260,942	14,395

Other	SK Engineering and Construction Co., Ltd.		—	537	2,640
	SK Innovation Co., Ltd.		—	2,183	1,592
	SK Networks Co., Ltd.		—	380	21,618
	SK Networks Services Co., Ltd.		—	—	8,116
	SK Telesys Co., Ltd.		—	20	1,208
	SK TNS Co., Ltd.		—	14	402
	SK Energy Co., Ltd		—	3	4
	Others		—	715	1,622

			—	3,852	37,202

		~~W~~	22,555	573,427	539,031

(*)	As of March 31, 2019, the Company recognized the entire balance of loans to Daehan Kanggun BcN Co., Ltd. as loss allowances.

52

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2019 and 2018

27.	Transactions with Related Parties, Continued

(4)	Account balances with related parties as of March 31, 2019 and December 31, 2018 are as follows, Continued:

(In millions of won)
		December 31, 2018
		Receivable			Payable
Scope	Company	Loans		Accounts receivable – trade, etc.	Accounts payable – other, etc.
Ultimate Controlling Entity	SK Holdings Co., Ltd.	~~W~~	—	2,119	88,103
Subsidiaries	SK Broadband Co., Ltd.		—	7,637	69,069
	PS&Marketing Corporation		—	250	82,034
	Network O&S Co., Ltd.		—	35	42,683
	SK Planet Co., Ltd.		—	1,003	45,268
	SK Telink Co., Ltd.		—	8,353	4,629
	SERVICE ACE Co., Ltd.		—	123	24,629
	SERVICE TOP Co., Ltd.		—	138	30,771
	Eleven Street Co., Ltd.		—	2,086	3,141
	One Store Co., Ltd.		—	1,178	27,164
	SK m&service Co., Ltd.		—	3,366	5,894
	Others		—	401	28,776

			—	24,570	364,058

Associates	F&U Credit information Co., Ltd.		—	92	5,725
	SK hynix Inc.		—	12,840	89
	Wave City Development Co., Ltd.		—	37,263	—
	Daehan Kanggun BcN Co., Ltd.(*)		22,147	—	—
	KEB HanaCard Co., Ltd.		—	541	11,311
	Others		407	111	1,762

			22,554	50,847	18,887

Other	SK Engineering and Construction Co., Ltd.		—	441	760
	SK Innovation Co., Ltd.		—	2,297	798
	SK Networks Co., Ltd.		—	1,226	327
	SK Networks Services Co., Ltd.		—	11	7,849
	SK Telesys Co., Ltd.		—	19	4,163
	SK TNS Co., Ltd.		—	—	78,421
	SK Energy Co., Ltd.		—	790	102
	Others		—	1,732	4,591

			—	6,516	97,011

		~~W~~	22,554	84,052	568,059

(*)	As of December 31, 2018, the Company recognized the entire balance of loans to Daehan Kanggun BcN Co., Ltd. as loss allowances.

(5)	The details of the additional investments and disposal of subsidiaries and associates for the three-month period ended March 31, 2019 are described in note 8.

53

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2019 and 2018

28.	Commitments and Contingencies

(1) Accounts receivables from sale of handsets

The sales agents of the Company sell handsets to the Company’s subscribers on an installment basis. The Company entered into comprehensive agreements to purchase accounts receivables from handset sales with retail stores and authorized dealers, and to transfer the accounts receivables from handset sales to special purpose companies which were established with the purpose of liquidating receivables, respectively.

The accounts receivables from sale of handsets amounting to ~~W~~615,132 million as of March 31, 2019 which the Company purchased according to the relevant comprehensive agreement are recognized as accounts receivable – other and long-term accounts receivable – other.

(2) Legal claims and litigations

As of March 31, 2019, the Company is involved in various legal claims and litigation. Provision recognized in relation to these claims and litigation is immaterial. In connection with those legal claims and litigation for which no provision was recognized, management does not believe the Company has a present obligation, nor is it expected any of these claims or litigation will have a significant impact on the Company’s financial position or operating results in the event an outflow of resources is ultimately necessary.

54

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2019 and 2018

29.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the three-month periods ended March 31, 2019 and 2018 are as follows:

(In millions of won)
	For the three-month period ended
	March 31, 2019		March 31, 2018
Gain on foreign currency translations	~~W~~	(824)	(16)
Interest income		(7,463)	(11,594)
Dividends		(506,050)	(161,242)
Gain relating to financial assets at FVTPL		(146)	(992)
Gain on disposal of property and equipment and intangible assets		(868)	(114)
Gain on valuation of derivatives		(446)	(319)
Gain on sale of accounts receivable – other		(7,942)	(3,749)
Loss on foreign currency translations		139	64
Bad debt for accounts receivable – trade		4,327	4,486
Bad debt for accounts receivable – other		737	723
Loss relating to financial assets at FVTPL		140	200
Depreciation and amortization		664,694	636,161
Loss on disposal of property and equipment and intangible assets		959	390
Impairment loss on of property and equipment and intangible assets		63	—
Interest expenses		64,205	60,933
Loss relating to financial liabilities at FVTPL		252	288
Retirement benefit expenses		10,895	9,642
Share option		87	139
Income tax expense		117,639	113,049
Other expenses		1,739	2,685

	~~W~~	342,137	650,734

55

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2019 and 2018

29.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the three-month periods ended March 31, 2019 and 2018 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2019		March 31, 2018
Accounts receivable – trade	~~W~~	14,846	(2,941)
Accounts receivable – other		(4,435)	(84,456)
Advance payments		(32,818)	2,424
Prepaid expenses		17,985	53,220
Inventories		880	8,287
Long-term accounts receivable – other		(2,118)	154,185
Long-term prepaid expenses		14,931	(26,220)
Guarantee deposits		(2,196)	2,901
Contract assets		423	—
Accounts payable – other		59,754	(186,630)
Withholdings		(34,035)	182,518
Deposits received		(332)	(753)
Accrued expenses		(139,554)	(140,102)
Provisions		—	(264)
Long-term provisions		(140)	748
Plan assets		(1,947)	5,731
Retirement benefit payment		(7,784)	(4,457)
Contract liabilities		7,115	11,994
Others		8,280	(3,346)

	~~W~~	(101,145)	(27,161)

(3)	Significant non-cash transactions for the three-month periods ended March 31, 2019 and 2018 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2019		March 31, 2018
Decrease in accounts payable – other relating to the acquisition of property and equipment and intangible assets	~~W~~	(155,964)	(389,325)
Acquisition of right-of-use assets		83,285	—

56

SK TELECOM CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Financial Statements

(Unaudited)

March 31, 2019 and 2018

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

SK Telecom Co., Ltd.:

Reviewed financial statements

We have reviewed the accompanying condensed consolidated interim financial statements of SK Telecom Co., Ltd. and its subsidiaries (the “Group”), which comprise the condensed consolidated statement of financial position as of March 31, 2019, the condensed consolidated statements of income, comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2019 and 2018, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No. 1034, Interim Financial Reporting, and for such internal controls as management determines is necessary to enable the preparation of condensed consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ review responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists principally of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above are not prepared fairly, in all material respects, in accordance with K-IFRS No. 1034, Interim Financial Reporting.

Emphasis of matter

As a matter that does not have an impact on our review conclusion, we draw the attention of the users of the above-mentioned financial statements of the Group to the matter described in note 3 to the condensed consolidated financial statements. The Group has initially adopted K-IFRS No. 1116 for the year beginning on January 1, 2019, and the Group has taken an exemption not to restate the condensed consolidated financial statements as of December 31, 2018 or for the three-month period ended March 31, 2018 presented for comparative purposes, in accordance with transition requirements of the standards. The financial impacts of applying K-IFRS No. 1116 are discussed in note 3.

Other matters

The consolidated statement of financial position of the Group as of December 31, 2018, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated February 28, 2019, expressed an unqualified opinion. The accompanying condensed consolidated statement of financial position of the Group as of December 31, 2018, presented for comparative purposes, is consistent, in all material respects, with the audited consolidated financial statements from which it has been derived.

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

KPMG Samjong Accounting Corp.

Seoul, Korea

May 13, 2019

This report is effective as of May 13, 2019, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Statements of Financial Position

As of March 31, 2019 and December 31, 2018

(In millions of won)	Note	March 31, 2019		December 31, 2018
Assets
Current Assets:
Cash and cash equivalents	26,27	~~W~~	2,057,080	1,506,699
Short-term financial instruments	26,27		724,339	1,045,676
Short-term investment securities	9,26,27		81,215	195,080
Accounts receivable – trade, net	5,26,27,28		1,962,911	2,008,640
Short-term loans, net	5,26,27,28		72,096	59,094
Accounts receivable – other, net	3,5,26,27,28,29		1,293,128	937,837
Prepaid expenses	3,6		1,718,467	1,769,559
Contract assets	7		90,294	90,072
Inventories, net	8		263,671	288,053
Derivative financial assets	26,27		21,401	13
Advanced payments and others	5,26,27,28		64,146	58,116

			8,348,748	7,958,839

Non-Current Assets:
Long-term financial instruments	26,27		1,221	1,221
Long-term investment securities	9,26,27		699,197	664,726
Investments in associates and joint ventures	10		13,017,579	12,811,771
Property and equipment, net	3,11,28,29		11,195,863	10,718,354
Goodwill			2,939,368	2,938,563
Intangible assets, net	3,12		5,322,206	5,513,510
Long-term contract assets	7		41,215	43,821
Long-term loans, net	5,26,27,28		30,477	29,034
Long-term accounts receivable – other	3,5,26,27,29		294,859	274,053
Long-term prepaid expenses	3,6		875,763	895,272
Guarantee deposits	5,26,27,28		311,178	313,140
Long-term derivative financial assets	26,27		75,101	55,444
Deferred tax assets	24		109,214	92,465
Defined benefit assets	16		22,651	31,926
Other non-current assets	5,26,27		61,841	26,972

			34,997,733	34,410,272

Total Assets		~~W~~	43,346,481	42,369,111

See accompanying notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Statements of Financial Position, Continued

As of March 31, 2019 and December 31, 2018

(In millions of won)	Note	March 31, 2019		December 31, 2018
Liabilities and Shareholders’ Equity
Current Liabilities:
Short-term borrowings	13,26,27	~~W~~	80,000	80,000
Current installments of long-term debt, net	13,26,27		1,413,788	984,272
Current installments of long-term payables – other	14,26,27		418,739	424,243
Lease liabilities	3,26,27,28		270,594	—
Accounts payable – trade	26,27,28		311,739	381,302
Accounts payable – other	26,27,28		2,494,325	1,913,813
Withholdings	26,27,28		1,327,258	1,353,663
Accrued expenses	26,27		1,074,834	1,299,217
Income tax payable	24		294,686	182,343
Provisions	15,29		86,409	87,993
Contract liabilities	7		148,600	140,711
Derivative financial liabilities	26,27		619	—

			7,921,591	6,847,557

Non-Current Liabilities:
Debentures, excluding current portion, net	13,26,27		6,709,609	6,572,211
Long-term borrowings, excluding current installments, net	13,26,27,29		2,008,180	2,015,365
Long-term payables – other	14,26,27		1,548,802	1,968,784
Long-term contract liabilities	7		39,367	43,102
Defined benefit liabilities	16		170,229	141,529
Long-term derivative financial liabilities	26,27		24	4,184
Long-term lease liabilities	3,26,27,28		390,256	—
Long-term provisions	15,29		91,199	99,215
Deferred tax liabilities	3,24		2,283,228	2,269,792
Other non-current liabilities	26,27		64,879	58,122

			13,305,773	13,172,304

Total Liabilities			21,227,364	20,019,861

Shareholders’ Equity:
Share capital	1,17		44,639	44,639
Capital surplus and others	17,18		646,177	655,084
Retained earnings	3,19		21,835,766	22,144,541
Reserves	20		(284,999)	(373,442)

Equity attributable to owners of the Parent Company			22,241,583	22,470,822
Non-controlling interests	3		(122,466)	(121,572)

Total Shareholders’ Equity			22,119,117	22,349,250

Total Liabilities and Shareholders’ Equity		~~W~~	43,346,481	42,369,111

See accompanying notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Statements of Income

For the three-month periods ended March 31, 2019 and 2018

(In millions of won)	Note	March 31, 2019		March 31, 2018
Operating revenue:	4,28
Revenue		~~W~~	4,334,906	4,181,537
Operating expenses:	28
Labor			690,957	549,971
Commissions			1,273,726	1,262,099
Depreciation and amortization	3,4		891,150	785,979
Network interconnection			189,367	214,960
Leased lines			70,798	80,661
Advertising			85,810	100,117
Rent			58,417	131,613
Cost of goods sold	8		377,240	410,859
Others	21		374,869	319,802

			4,012,334	3,856,061

Operating profit	4		322,572	325,476
Finance income	4,23		37,777	49,797
Finance costs	3,4,23		(105,716)	(84,879)
Gain relating to investments in associates and joint ventures, net	4,10		223,345	626,643
Other non-operating income	4,22		7,935	16,920
Other non-operating expenses	4,22		(18,105)	(26,967)

Profit before income tax	4		467,808	906,990
Income tax expense	24		94,177	213,618

Profit for the period		~~W~~	373,631	693,372

Attributable to:
Owners of the Parent Company		~~W~~	379,189	694,959
Non-controlling interests			(5,558)	(1,587)
Earnings per share	25
Basic and diluted earnings per share (in won)		~~W~~	5,225	9,842

See accompanying notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Statements of Comprehensive Income

For the three-month periods ended March 31, 2019 and 2018

(In millions of won)	Note	March 31, 2019		March 31, 2018
Profit for the period		~~W~~	373,631	693,372
Other comprehensive income (loss):
Items that will never be reclassified to profit or loss, net of taxes:
Remeasurement of defined benefit liabilities	16		(9,567)	(13,150)
Valuation gain (loss) on financial assets at fair value through other comprehensive income	20		3,023	(19,921)
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in other comprehensive income of investments in associates and joint ventures	10,20		65,855	38,561
Net change in unrealized fair value of derivatives	20		12,625	(9,678)
Foreign currency translation differences for foreign operations	20		3,990	2,100

Other comprehensive income (loss) for the period, net of taxes			75,926	(2,088)

Total comprehensive income		~~W~~	449,557	691,284

Total comprehensive income attributable to:
Owners of the Parent Company		~~W~~	455,144	692,594
Non-controlling interests			(5,587)	(1,310)

See accompanying notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Changes in Equity

For the three-month periods March 31, 2019 and 2018

(In millions of won)		Controlling Interest						Non- controlling interests	Total equity
	Note	Share capital		Capital surplus and others	Retained earnings	Reserves	Sub-total
Balance, December 31, 2017		~~W~~	44,639	196,281	17,835,946	(234,727)	17,842,139	187,056	18,029,195
Impact of adopting K-IFRS No. 1115			—	—	1,900,049	—	1,900,049	—	1,900,049
Impact of adopting K-IFRS No. 1109			—	—	60,026	(68,804)	(8,778)	—	(8,778)

Restated balance, January 1, 2018			44,639	196,281	19,796,021	(303,531)	19,733,410	187,056	19,920,466
Total comprehensive income:
Profit for the period			—	—	694,959	—	694,959	(1,587)	693,372
Other comprehensive loss	10,16,20		—	—	(13,126)	10,761	(2,365)	277	(2,088)

			—	—	681,833	10,761	692,594	(1,310)	691,284

Transactions with owners:
Annual dividends			—	—	(635,482)	—	(635,482)	—	(635,482)
Share option	18		—	139	—	—	139	—	139
Changes in ownership in subsidiaries			—	401	—	—	401	11,015	11,416

			—	540	(635,482)	—	(634,942)	11,015	(623,927)

Balance, March 31, 2018		~~W~~	44,639	196,821	19,842,372	(292,770)	19,791,062	196,761	19,987,823

Balance, December 31, 2018		~~W~~	44,639	655,084	22,144,541	(373,442)	22,470,822	(121,572)	22,349,250
Impact of adopting K-IFRS No. 1116	3		—	—	(24,956)	—	(24,956)	(503)	(25,459)

Restated balance, January 1, 2019		~~W~~	44,639	655,084	22,119,585	(373,442)	22,445,866	(122,075)	22,323,791
Total comprehensive income:
Profit for the period			—	—	379,189	—	379,189	(5,558)	373,631
Other comprehensive income (loss)	10,16,20		—	—	(12,488)	88,443	75,955	(29)	75,926

			—	—	366,701	88,443	455,144	(5,587)	449,557

Transactions with owners:
Annual dividends			—	—	(646,828)	—	(646,828)	—	(646,828)
Interest on hybrid bonds			—	—	(3,692)	—	(3,692)	—	(3,692)
Share option	18		—	87	—	—	87	68	155
Changes in ownership in subsidiaries			—	(8,994)	—	—	(8,994)	5,128	(3,866)

			—	(8,907)	(650,520)	—	(659,427)	5,196	(654,231)

Balance, March 31, 2019		~~W~~	44,639	646,177	21,835,766	(284,999)	22,241,583	(122,466)	22,119,117

See accompanying notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Statements of Cash Flows

For the three-periods ended March 31, 2019 and 2018

(In millions of won)	Note	March 31, 2019		March 31, 2018
Cash flows from operating activities:
Cash generated from operating activities:
Profit for the period		~~W~~	373,631	693,372
Adjustments for income and expenses	30		936,723	495,601
Changes in assets and liabilities related to operating activities	30		(278,850)	(138,405)

			1,031,504	1,050,568
Interest received			11,821	13,450
Dividends received			9,308	7,766
Interest paid			(82,928)	(67,192)
Income tax paid			(1,050)	(17,338)

Net cash provided by operating activities			968,655	987,254

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term financial instruments, net			335,458	72,106
Decrease in short-term investment securities, net			134,179	47,185
Collection of short-term loans			26,083	53,886
Proceeds from disposals of long-term investment securities			88	3,051
Proceeds from disposals of investments in associates and joint ventures			81	73
Proceeds from disposals of property and equipment			4,766	2,283
Proceeds from disposals of intangible assets			2,418	6,978
Collection of long-term loans			541	259
Decrease in deposits			4,572	3,483
Proceeds from settlement of derivatives			121	—
Collection of lease receivables			5,084	70
Cash inflow form business combinations			4,944	10,854

			518,335	200,228
Cash outflows for investing activities:
Increase in short-term loans			(38,426)	(67,000)
Increase in long-term loans			(1,630)	(2,370)
Increase of long-term financial instruments			—	(16)
Increase of long-term investment securities			(48,853)	(6,484)
Acquisition of investments in associates and joint ventures			(131,283)	(558)
Acquisition of property and equipment			(691,657)	(627,516)
Acquisition of intangible assets			(8,073)	(34,096)
Increase in deposits			(3,553)	(2,614)
Increase in other non-current assets			—	(1,136)
Cash outflow for business combinations			(34,554)	(2,275)

			(958,029)	(744,065)

Net cash used in investing activities		~~W~~	(439,694)	(543,837)

See accompanying notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Statements of Cash Flows, Continued

For the three-month periods ended March 31, 2019 and 2018

(In millions of won)	Note	March 31, 2019		March 31, 2018
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from issuance of debentures		~~W~~	607,427	647,290
Cash inflows from capital increase by subsidiaries			3,933	—

			611,360	647,290
Cash outflows for financing activities:
Decrease in short-term borrowings, net			(466)	(100,000)
Repayments of long-term account payables – other			(426,022)	(304,112)
Repayments of debentures			(70,000)	(250,000)
Repayments of long-term borrowings			(10,271)	(7,862)
Repayments of lease liabilities			(83,600)	—
Transactions with the non-controlling shareholders			—	(1,155)

			(590,359)	(663,129)

Net cash provided by (used in) financing activities			21,001	(15,839)

Net increase in cash and cash equivalents			549,962	427,578
Cash and cash equivalents at beginning of the period			1,506,699	1,457,735
Effects of exchange rate changes on cash and cash equivalents			419	431

Cash and cash equivalents at end of the period		~~W~~	2,057,080	1,885,744

See accompanying notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2019 and 2018

1.	Reporting Entity

(1)	General

SK Telecom Co., Ltd. (“the Parent Company”) was incorporated in March 1984 under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The Parent Company mainly provides wireless telecommunications services in Korea. The head office of the Parent Company is located at 65, Eulji-ro, Jung-gu, Seoul, Korea.

The Parent Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of March 31, 2019, the Parent Company’s total issued shares are held by the following shareholders:

	Number of shares	Percentage of total shares issued (%)
SK Holdings Co., Ltd.	21,624,120	26.78
National Pension Service, institutional investors and other shareholders	50,245,708	62.23
Treasury shares	8,875,883	10.99

	80,745,711	100.00

(2)	List of subsidiaries

The list of subsidiaries as of March 31, 2019 and December 31, 2018 is as follows:

				Ownership (%)(*1)
Subsidiary		Location	Primary business	Mar. 31, 2019	Dec. 31, 2018
Subsidiaries owned by the Parent Company	SK Telink Co., Ltd.	Korea	Telecommunication and Mobile Virtual Network Operator service	100.0	100.0
	SK Communications Co., Ltd.	Korea	Internet website services	100.0	100.0
	SK Broadband Co., Ltd.	Korea	Telecommunication services	100.0	100.0
	PS&Marketing Corporation	Korea	Communications device retail business	100.0	100.0
	SERVICEACE Co., Ltd.	Korea	Call center management service	100.0	100.0
	SERVICE TOP Co., Ltd.	Korea	Call center management service	100.0	100.0
	Network O&S Co., Ltd.	Korea	Base station maintenance service	100.0	100.0
	SK Telecom China Holdings Co., Ltd.	China	Investment (holdings company)	100.0	100.0
	SK Global Healthcare Business Group, Ltd.	Hong Kong	Investment	100.0	100.0
	YTK Investment Ltd.	Cayman Islands	Investment association	100.0	100.0
	Atlas Investment	Cayman Islands	Investment association	100.0	100.0
	SKT Americas, Inc.	USA	Information gathering and consulting	100.0	100.0
	One Store Co., Ltd.	Korea	Telecommunication services	65.5	65.5
	SK Planet Co., Ltd.(*2)	Korea	Telecommunication services, system software development and supply services	98.7	98.7
	Eleven Street Co., Ltd.(*2)	Korea	E-commerce	81.8	81.8
	DREAMUS COMPANY (Formerly, IRIVER LIMITED)(*3)	Korea	Manufacturing digital audio players and other portable media devices	52.4	52.6
	SK Infosec Co., Ltd.	Korea	Information security service	100.0	100.0
	Life & Security Holdings Co., Ltd.	Korea	Investment (holdings company)	55.0	55.0
	Quantum Innovation Fund I	Korea	Investment	59.9	59.9
	SK Telecom Japan Inc.	Japan	Information gathering and consulting	100.0	100.0
	id Quantique SA(*4)	Switzerland	Quantum information and communications service	63.9	65.6
	SK Telecom TMT Investment Corp.(*5)	USA	Investment	100.0	—
	FSK L&S Co., Ltd.(*5)	Korea	Freight and logistics consulting business	60.0	60.0

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2019 and 2018

1.	Reporting Entity, Continued

(2)	List of subsidiaries, Continued

The list of subsidiaries as of March 31, 2019 and December 31, 2018 is as follows, Continued:

				Ownership (%)(*1)
Subsidiary		Location	Primary business	Mar. 31, 2019	Dec. 31, 2018
Subsidiaries owned by SK Planet Co., Ltd.	SK m&service Co., Ltd.	Korea	Data base and internet website service	100.0	100.0
	SK Planet Japan, K. K.	Japan	Digital contents sourcing service	79.8	79.8
	SKP GLOBAL HOLDINGS PTE. LTD.	Singapore	Investment (holdings company)	100.0	100.0
	SKP America LLC.	USA	Digital contents sourcing service	100.0	100.0
	shopkick Management Company, Inc.	USA	Investment	100.0	100.0
	shopkick, Inc.	USA	Reward points-based in-store shopping application development	100.0	100.0
	K-net Culture and Contents Venture Fund	Korea	Capital investing in startups	59.0	59.0
Subsidiaries owned by DREAMUS COMPANY (Formerly, IRIVER LIMITED)	iriver Enterprise Ltd.	Hong Kong	Management of Chinese subsidiaries	100.0	100.0
	iriver Inc.	USA	Marketing and sales in North America	100.0	100.0
	iriver China Co., Ltd.	China	Sales of and manufacturing MP3 and 4	100.0	100.0
	Dongguan iriver Electronics Co., Ltd.	China	Sales of and manufacturing e-book	100.0	100.0
	groovers Japan Co., Ltd.	Japan	Digital music contents sourcing and distribution service	100.0	100.0
	LIFE DESIGN COMPANY Inc.	Japan	Sale of goods in Japan	100.0	100.0
	groovers Inc.(*5)	Korea	Sale of contents and Mastering Quality Sound album	—	100.0
Subsidiaries owned by Life & Security Holdings Co., Ltd.	ADT CAPS Co., Ltd.	Korea	Unmanned security	100.0	100.0
	CAPSTEC Co., Ltd.	Korea	Manned security	100.0	100.0
	ADT SECURITY Co., Ltd.	Korea	Sales and trade of anti-theft devices and surveillance devices	100.0	100.0
Subsidiaries owned by SK Telink Co., Ltd.	SK TELINK VIETNAM Co., Ltd.	Vietnam	Communications device retail business	100.0	100.0
Subsidiaries owned by SK Broadband Co., Ltd.	Home & Service Co., Ltd.	Korea	Operation of information and communications facility	100.0	100.0
	SK stoa Co., Ltd.	Korea	Other telecommunication retail business	100.0	100.0
Subsidiary owned by id Quantique SA	Id Quantique LLC	Korea	Quantum information and communications service	100.0	100.0
Subsidiaries owned by FSK L&S Co., Ltd.	FSK L&S(Shanghai) Co., Ltd.(*5)	China	Logistics business	66.0	—
Others(*6)	SK Telecom Innovation Fund, L.P	USA	Investment	100.0	100.0
	SK Telecom China Fund I L.P.	Cayman Islands	Investment	100.0	100.0

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2019 and 2018

1.	Reporting Entity, Continued

(2)	List of subsidiaries, Continued

The list of subsidiaries as of March 31, 2019 and December 31, 2018 is as follows, Continued:

(*1)	The ownership interest represents direct ownership interest in subsidiaries either by the Parent Company or subsidiaries of the Parent Company.
(*2)

80.3% of the shares issued by Eleven Street Co., Ltd. are owned by the Parent Company and 1.5% are held by SK Planet Co., Ltd. H&Q Korea Partners, LLC acquired 1,863,093 shares of redeemable convertible preferred stocks for ~~W~~500,000 million in cash and owns 18.2% of the shares issued by Eleven Street Co., Ltd. The Parent Company is obliged to guarantee at least 1% of dividend per annum of the preferred stock’s issue price to the investor by the date on which Eleven Street Co., Ltd. is publicly listed or the date on which the qualifying listing period is completed, whichever occurs first. The present value of obligatory dividends amounting to ~~W~~18,352 million are recognized as financial liabilities as of March 31, 2019.

(*3)	The ownership has changed due to the conversion of the convertible bonds issued by DREAMUS COMPANY (Formerly, IRIVER LIMITED) during the three-month period ended March 31, 2019.
(*4)	The ownership has changed due to an unequal paid-in capital increase of id Quantique SA during the three-month period ended March 31, 2019.
(*5)	Details of changes in the consolidation scope for the three-month period ended March 31, 2019 are presented and explained separately in Note 1-(4).
(*6)	Others are owned together by Atlas Investment and another subsidiary of the Parent Company.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2019 and 2018

1.	Reporting Entity, Continued

(3)	Condensed financial information of subsidiaries

Condensed financial information of the significant subsidiaries as of and for the three-month period ended March 31, 2019 is as follows:

(In millions of won)
	As of March 31, 2019				For the three-month period ended March 31, 2019
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.(*1)	~~W~~	516,416	327,131	189,285	87,500	3,516
Eleven Street Co., Ltd.		1,096,634	559,740	536,894	156,945	4,367
SK m&service Co., Ltd.		105,963	55,011	50,952	49,279	1,376
SK Communications Co., Ltd.		80,070	31,506	48,564	10,828	(3,004)
SK Broadband Co., Ltd.		4,432,924	2,845,081	1,587,843	782,296	3,209
K-net Culture and Contents Venture Fund		147,690	20,873	126,817	—	(1)
PS&Marketing Corporation		394,101	181,500	212,601	349,903	(3,446)
SERVICE ACE Co., Ltd.		92,078	67,984	24,094	50,020	571
SERVICE TOP Co., Ltd.		72,996	56,703	16,293	43,419	775
Network O&S Co., Ltd.		80,602	43,209	37,393	53,314	(2,043)
SK Planet Co., Ltd.		703,198	382,429	320,769	72,427	3,088
DREAMUS COMPANY (Formerly, IRIVER LIMITED)(*2)		190,025	37,919	152,106	30,554	(8,707)
SKP America LLC.		390,374	—	390,374	—	(82)
Life & Security Holdings Co., Ltd.(*3)		2,651,427	2,326,604	324,823	223,102	511
SK Infosec Co., Ltd.		170,850	88,943	81,907	50,497	3,612
One Store Co., Ltd.		123,323	72,806	50,517	31,176	(389)
Home & Service Co., Ltd.		108,051	67,954	40,097	92,285	(192)
SK stoa Co., Ltd.		39,534	39,787	(253)	42,279	(3,838)

(*1)	The condensed financial information of SK Telink Co., Ltd. is consolidated financial information including SK TELINK VIETNAM Co., Ltd.
(*2)

The condensed financial information of DREAMUS COMPANY (Formerly, IRIVER LIMITED) is consolidated financial information including iriver Enterprise Ltd. and five other subsidiaries of DREAMUS COMPANY(Formerly, IRIVER LIMITED).

(*3)

The condensed financial information of Life & Security Holdings Co., Ltd. is consolidated financial information including ADT CAPS Co., Ltd. and two other subsidiaries of Life & Security Holdings Co., Ltd.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2019 and 2018

1.	Reporting Entity, Continued

(3)	Condensed financial information of subsidiaries, Continued

Condensed financial information of the significant subsidiaries as of and for the year ended December 31, 2018 is as follows:

(In millions of won)
	As of December 31, 2018				2018
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.(*1)	~~W~~	493,972	107,565	386,407	373,019	39,962
Eleven Street Co., Ltd.(*2)		1,045,946	495,907	550,039	228,000	(9,507)
SK m&service Co., Ltd.		97,924	48,182	49,742	208,936	(119)
SK Communications Co., Ltd.		79,646	28,458	51,188	41,604	(10,323)
SK Broadband Co., Ltd.		4,266,458	2,682,236	1,584,222	3,158,877	154,999
K-net Culture and Contents Venture Fund		147,691	20,873	126,818	—	58,584
PS&Marketing Corporation		432,699	216,624	216,075	1,587,203	76
SERVICE ACE Co., Ltd.		76,770	45,229	31,541	198,164	4,217
SERVICE TOP Co., Ltd.		74,452	49,400	25,052	205,574	5,276
Network O&S Co., Ltd.		81,773	42,257	39,516	265,183	1,089
SK Planet Co., Ltd.		753,630	436,501	317,129	672,648	(436,106)
IRIVER LIMITED(*3)		204,479	44,620	159,859	137,849	(21,314)
SKP America LLC.		383,697	—	383,697	—	(370)
Life & Security Holdings Co., Ltd.(*4)		2,611,838	2,261,456	350,382	197,487	6,038
SK Infosec Co., Ltd.(*5)		183,896	54,301	129,595	—	—
One Store Co., Ltd.		116,716	65,890	50,826	110,284	(13,903)
Home & Service Co., Ltd.		87,159	45,341	41,818	325,177	(1,264)
SK stoa Co., Ltd.		41,305	37,560	3,745	116,459	(16,987)

(*1)	The condensed financial information of SK Telink Co., Ltd. is consolidated financial information including SK TELINK VIETNAM Co., Ltd.
(*2)	The condensed financial information of Eleven Street Co., Ltd. includes four months of revenue and profit and loss since the spin-off on August 31, 2018.
(*3)	The condensed financial information of IRIVER LIMITED is consolidated financial information including iriver Enterprise Ltd. and six other subsidiaries of IRIVER LIMITED.
(*4)

The condensed financial information of Life & Security Holdings Co., Ltd. is consolidated financial information including ADT CAPS Co., Ltd. and two other subsidiaries, including 3 months of revenue and profit and loss since Life & Security Holdings Co., Ltd. acquired by the Parent Company on October 1, 2018.

(*5)	SK Infosec Co., Ltd. was acquired by the Parent Company and newly included in consolidation as of December 27, 2018.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2019 and 2018

1.	Reporting Entity, Continued

(4)	Changes in subsidiaries

The list of subsidiaries that were newly included in consolidation during the three-month period ended March 31, 2019 is as follows:

Subsidiary	Reason
SK Telecom TMT Investment Corp.	Established by the Parent Company
FSK L&S Co., Ltd.	Acquired by the Parent Company
FSK L&S(Shanghai) Co., Ltd.	Subsidiary of FSK L&S Co., Ltd.

The list of subsidiaries that were excluded from consolidation during the three-month period ended March 31, 2019 is as follows:

Subsidiary	Reason
groovers Inc.	Merged into DREAMUS COMPANY(Formerly, IRIVER LIMITED)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2019 and 2018

1.	Reporting Entity, Continued

(5)

The financial information of significant non-controlling interests of the Group as of and for the three-month period ended March 31, 2019, and as of and for the year ended December 31, 2018 are as follows:

(In millions of won)
	K-net Culture and Contents Venture Fund		DREAMUS COMPANY (Formerly, IRIVER LIMITED)	One Store Co., Ltd.	Eleven Street Co., Ltd.	Life & Security Holdings Co., Ltd.
Ownership of non-controlling interests (%)		41.00	47.61	34.46	18.19	45.00

	As of March 31, 2019
Current assets	~~W~~	117	131,612	98,670	916,996	154,209
Non-current assets		147,573	58,413	24,653	179,638	2,497,218
Current liabilities		(20,873)	(32,931)	(70,047)	(522,184)	(300,063)
Non-current liabilities		—	(4,988)	(2,759)	(37,556)	(2,026,541)
Net assets		126,817	152,106	50,517	536,894	324,823
Fair value adjustment and others		—	—	—	(18,352)	(1,213,857)
Net assets on the consolidated financial statements		126,817	152,106	50,517	518,542	(889,034)
Carrying amount of non-controlling interests		51,995	72,430	17,581	94,323	(400,065)

	For the three-month period ended March 31, 2019
Revenue	~~W~~	—	30,554	31,176	156,945	223,102
Profit (Loss) for the period		(1)	(8,707)	(389)	4,367	511
Depreciation of the fair value adjustment and others		—	—	—	(161)	(3,254)
Profit (Loss) for the period on the consolidated financial statements		(1)	(8,707)	(389)	4,206	(2,743)
Total comprehensive income (loss)		(1)	(8,795)	(377)	4,194	(2,744)
Profit (Loss) attributable to non-controlling interests		—	(4,145)	(134)	765	(1,235)
Net cash provided by (used in) operating activities	~~W~~	(1)	(9,236)	5,261	(37,383)	69,813
Net cash provided by (used in) investing activities		(35)	2,220	3,839	81,504	(40,550)
Net cash used in financing activities		—	(840)	(308)	(3,059)	(3,663)
Effects on exchange rate changes on cash and cash equivalents		—	(415)	2	23	—
Net increase (decrease) in cash and cash equivalents		(36)	(8,271)	8,794	41,085	25,600
Dividend declared to non-controlling interests during the three-month period ended March 31, 2019	~~W~~	—	—	—	17,500	14,394

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2019 and 2018

1.	Reporting Entity, Continued

(5)

The financial information of significant non-controlling interests of the Group as of and for the three-month period ended March 31, 2019, and as of and for the year ended December 31, 2018 are as follows, Continued:

(In millions of won)
	K-net Culture and Contents Venture Fund		IRIVER LIMITED	One Store Co., Ltd.	Eleven Street Co., Ltd.	Life & Security Holdings Co., Ltd.
Ownership of non-controlling interests (%)		41.00	47.36	34.46	18.19	45.00

	As of December 31, 2018
Current assets	~~W~~	118	150,014	92,844	923,153	124,091
Non-current assets		147,573	54,465	23,872	122,793	2,487,747
Current liabilities		(20,873)	(41,957)	(63,440)	(486,391)	(243,064)
Non-current liabilities		—	(2,663)	(2,450)	(9,516)	(2,018,392)
Net assets		126,818	159,859	50,826	550,039	350,382
Fair value adjustment and others		—	—	—	(23,191)	(1,216,347)
Net assets on the consolidated financial statements		126,818	159,859	50,826	526,848	(865,965)
Carrying amount of non-controlling interests		51,995	76,204	17,711	95,811	(389,684)

	2018
Revenue	~~W~~	—	137,849	110,284	228,000	197,487
Profit (Loss) for the year		58,584	(21,314)	(13,903)	(9,507)	6,038
Depreciation of the fair value adjustment and others		—	—	—	(161)	(2,954)
Profit (Loss) for the year on the consolidated financial statements		58,584	(21,314)	(13,903)	(9,668)	3,084
Total comprehensive income (loss)		27,773	(21,125)	(14,386)	(8,897)	(991)
Profit (Loss) attributable to non-controlling interests		24,019	(10,094)	(4,791)	(1,758)	1,387
Net cash provided by (used in) operating activities	~~W~~	115,566	13,635	7,181	(69,347)	(23,451)
Net cash provided by (used in) investing activities		600	(10,169)	(11,482)	(470,211)	(139,430)
Net cash provided by (used in) financing activities		(116,150)	69,267	5	494,923	124,076
Net increase (decrease) in cash and cash equivalents		16	72,733	(4,296)	(44,635)	(38,805)
Dividend paid to non-controlling interests during the year ended December 31, 2018	~~W~~	36,178	—	—	—	—

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2019 and 2018

2.	Basis of Preparation

(1)	Statement of compliance

These condensed consolidated interim financial statements were prepared in accordance with K-IFRS No. 1034, Interim Financial Reporting, as part of the period covered by the Group’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since December 31, 2018. These condensed consolidated interim financial statements do not include all of the disclosures required for full annual financial statements.

This is the first set of the Group’s consolidated financial statements in which K-IFRS No. 1116, Leases, has been applied. Changes to significant accounting policies are described in note 3.

(2)	Use of estimates and judgments

1)	Critical judgments, assumptions and estimation uncertainties

The preparation of the condensed consolidated interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2018 except significant judgments and key sources of estimation uncertainty related to the K-IFRS No. 1116, Leases that are described in note 3.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2019 and 2018

2.	Basis of Preparation, Continued

(2)	Use of estimates and judgments, Continued

2)	Fair value measurement

A number of the Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Group has established policies and processes with respect to the measurement of fair values including Level 3 fair values, and the measurement of fair values is reviewed and is directly reported to the finance executives.

The Group regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the Group assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

✓ Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

✓	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

✓ Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about assumptions used for fair value measurements are included in note 27.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2019 and 2018

3.	Significant Accounting Policies

The significant accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2018, except for the following changes in accounting policies described below. The following changes in accounting policies are also expected to be reflected in the Group’s consolidated financial statements as at and for the year ending December 31, 2019.

(1)	Changes in accounting policies

The Group has initially adopted K-IFRS No. 1116 from January 1, 2019. A number of other amended standards are effective from January 1, 2019, but they do not have a material effect on the Group’s condensed consolidated interim financial statements.

1) K-IFRS No. 1116, Leases

K-IFRS No. 1116 introduced a single, on-balance sheet accounting model for lessees. As a result, the Group, as a lessee, has recognized right-of-use assets representing its rights to use the underlying assets and lease liabilities representing its obligation on make lease payments. Lessor accounting remains similar to previous accounting policies.

The Group has applied K-IFRS No. 1116 from January 1, 2019 using the cumulative effect method with the effect of initially applying this standard as an adjustment to the opening balance of retained earnings as at January 1, 2019. Accordingly, the comparative information presented for 2018 has been presented, as previously reported, under K-IFRS No. 1017 and has not been restated. Details of the changes in accounting policies are disclosed below.

i) Definition of a lease

Previously, the Group determined at contract inception whether an arrangement was or contained a lease under K-IFRS No. 2104, Determining Whether an Arrangement an Arrangement contains a Lease. The Group now assesses whether a contract is or contains a lease based on the new definition of a lease. Under K-IFRS No. 1116, a contract is, or contains, a lease if the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

ii) As a lessee

The Group leases a number of assets including buildings and vehicles. The terms of leases are negotiated individually and include various conditions. Each lease contract is entered into with a term of 1~50 years.

As a lessee, the Group previously classified leases as operating or finance leases based on its assessment of whether the lease transferred substantially all of the risks and rewards of ownership. Under K-IFRS 1116, the Group recognizes right-of-use assets and lease liabilities for most leases – i.e. theses leases are on the consolidated statements of financial position.

However, the Group has elected not to recognize right-of-use assets and lease liabilities for some leases with terms less than 12 months or leases of low-value assets. The Group recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2019 and 2018

3.	Significant Accounting Policies, Continued

(1)	Changes in accounting policies, Continued

1) K-IFRS No. 1116, Leases, Continued

ii) As a lessee, Continued

The Group has also elected to apply the practical expedient not to separate non-leases components and instead account for the lease and non-lease components as a single lease component.

① Significant accounting policies

The Group recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, and subsequently at cost less any accumulated depreciation and impairment losses and adjusted for certain remeasurements of the lease liability. The Group presents its right-of-use assets in property and equipment on the consolidated statements of financial position.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.

The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payment made. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

The Group has applied judgement to determine the lease term for some lease contracts in which it is a lessee that include extension options. The assessment of whether the Group is reasonably certain to exercise such options impacts the lease term, which significantly affects the amount of lease liabilities and right-of-use assets recognized. The Group has not included the extension option periods in the lease term because it is not reasonably certain to exercise such options. After the commencement date, the Group reassesses the lease term upon the occurrence of a significant event or a significant change in circumstances that is within the control of the Group that affects whether the Group is reasonably certain to exercise the extension option.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2019 and 2018

3.	Significant Accounting Policies, Continued

(1)	Changes in accounting policies, Continued

1) K-IFRS No. 1116, Leases, Continued

ii) As a lessee, Continued

② Transition

At transition, lease liabilities were measured at the present value of the remaining lease payments, discounted at the Group’s incremental borrowing rate as of January 1, 2019. Right-of-used assets are measured at either:

-	their carrying amount as if K-IFRS No. 1116 had been applied since the commencement date, discounted using the lessee’s incremental borrowing rate at the date of initial application; or

-	an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments.

The Group used the following practical expedients when applying K-IFRS No. 1116 to leases previously classified as operating leases under K-IFRS No. 1017.

-	Excluded initial direct costs from measuring the right-of-use asset at the date of initial application.

-	Used hindsight when determining the lease term if the contract contains options to extend or terminate the lease.

iii) As a lessor

The accounting policies applicable to the Group as a lessor are not different from those under K-IFRS No. 1017. However, when the Group is an intermediate lessor the sub-leases are classified with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2019 and 2018

3.	Significant Accounting Policies, Continued

(1)	Changes in accounting policies, Continued

1) K-IFRS No. 1116, Leases, Continued

iv) Impacts on consolidated financial statements

① Impacts on transition, Continued

On transition to K-IFRS No. 1116, the Group recognized right-of-use assets and lease liabilities, with the difference recognized in retained earnings. The impacts on transition are summarized below.

(In millions of won)
	January 1, 2019
Impacts on the assets:
Right-of-use assets presented in property and equipment	~~W~~	653,695
Increase in accounts receivable – other (lease receivable)		31,355
Adjustments in property and equipment, intangible assets		(3,208)
Decrease in advanced payments and others		(55,679)

		626,163

Impacts on the liabilities:
Increase in the lease liabilities		661,211
Decrease in deferred tax liabilities		(9,589)

		651,622

Decrease in retained earnings		(24,956)
Decrease in non-controlling interests	~~W~~	(503)

When measuring lease liabilities for leases that were classified as operating leases, the Group discounted lease payments using its incremental borrowing rate at January 1, 2019. The weighted average rate applied is 2.11%.

(In millions of won)
	January 1, 2019
Operating lease commitments at December 31, 2018	~~W~~	769,754
Discounted using the incremental borrowing rate at January 1, 2019		723,654
- Recognition exemption for leases with less than 12 months of lease term at the lease commencement date		(60,543)
- Recognition exemption for leases of low-value assets		(1,900)

Lease liabilities recognized at January 1, 2019	~~W~~	661,211

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2019 and 2018

3.	Significant Accounting Policies, Continued

(1)	Changes in accounting policies, Continued

1) K-IFRS No. 1116, Leases, Continued

iv) Impacts for on consolidated financial statements, Continued

② Impacts subsequent to adoption

As a result of initially applying K-IFRS No. 1116, in relation to the leases that were previously classified as operating leases, the Group recognized ~~W~~641,079 million of right-of-use assets and ~~W~~660,850 million of lease liabilities as of March 31, 2019.

Also, in relation to those leases under K-IFRS No. 1116, the Group has recognized depreciation and interest costs, instead of operating lease expense. For the three-month period ended March 31, 2019, the Group recognized ~~W~~84,460 million of depreciation charges and ~~W~~3,478 million of interest costs from those leases. Expenses related to short-term leases and leases of low-value assets are ~~W~~45,901 million and ~~W~~746 million, respectively.

The payments of lease liabilities presented in the cash flows from financing activities would have been included in the cash flows from operating activities if the previous accounting standards were applied.

4.	Operating Segments

The Group’s operating segments have been identified to be each business unit, by which the Group provides independent services and merchandise. The Group’s reportable segments are cellular services, which include cellular voice service, wireless data service and wireless internet services; fixed-line telecommunication services, which include telephone services, internet services, and leased line services; e-commerce services, the open marketplace platform; and all other businesses, which include the Group’s internet portal services and other immaterial operations, each of which does not meet the quantitative threshold to be considered as a reportable segment and are presented collectively as others.

(1) Segment information for the three-month periods ended March 31, 2019 and 2018 are as follows:

(In millions of won)
	For the three-month period ended March 31, 2019
	Cellular Services		Fixed-line telecommu- nication services	E-commerce Services	Others	Sub-total	Adjustments	Total
Total revenue	~~W~~	3,308,864	1,004,360	156,945	518,367	4,988,536	(653,630)	4,334,906
Inter-segment revenue		343,807	235,139	2,321	72,363	653,630	(653,630)	—
External revenue		2,965,057	769,221	154,624	446,004	4,334,906	—	4,334,906
Depreciation and amortization		632,893	180,847	7,882	69,528	891,150	—	891,150
Operating profit		297,871	10,693	4,304	9,704	322,572	—	322,572
Finance income and costs, net								(67,939)
Gain relating to investments in associates and joint ventures, net								223,345
Other non-operating income and expense, net								(10,170)

Profit before income tax								467,808

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2019 and 2018

4.	Operating Segments, Continued

(1) Segment information for the three-month periods ended March 31, 2019 and 2018 are as follows, Continued:

(In millions of won)
	For the three-month period ended March 31, 2018
	Cellular Services		Fixed-line telecommu- nication services	E-commerce Services(*)	Others(*)	Sub-total	Adjustments	Total
Total revenue	~~W~~	3,549,792	922,330	166,065	245,132	4,883,319	(701,782)	4,181,537
Inter-segment revenue		387,766	230,658	6,871	76,487	701,782	(701,782)	—
External revenue		3,162,026	691,672	159,194	168,645	4,181,537	—	4,181,537
Depreciation and amortization		605,311	155,689	3,291	21,688	785,979	—	785,979
Operating profit (loss)		345,673	38,785	(17,967)	(41,015)	325,476	—	325,476
Finance income and costs, net								(35,082)
Gain relating to investments in associates and joint ventures, net								626,643
Other non-operating income and expense, net								(10,047)

Profit before income tax								906,990

(*)

Segment information for the three-month period ended March 31, 2018 was recast to reflect Eleven Street Co., Ltd. only in the E-Commerce Services segment, with all the other businesses that were previously included in the E-Commerce Services segment now presented in “others” segment.

Since there are no intersegment sales of inventory or depreciable assets, there is no unrealized intersegment profit to be eliminated on consolidation. The Group principally operates its businesses in Korea and the revenue amounts earned outside of Korea are immaterial. Therefore, no entity-wide geographical information is presented.

No single customer contributed 10% or more to the Group’s total revenue for the three-month periods ended March 31, 2019 and 2018.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2019 and 2018

4.	Operating Segments, Continued

(2)	Disaggregation of operating revenues considering the economic factors that affect the amounts, timing and uncertainty of the Group’s revenue and future cash flows is as follows:

(In millions of won)		For the three-month period ended
		March 31, 2019		March 31, 2018
Products transferred at a point in time:
Cellular revenue	Goods(*1)	~~W~~	260,932	309,516
Fixed-line telecommunication revenue	Goods		30,094	16,987
Other revenue	Goods		28,749	24,530
	Products		6,585	6,229

			326,360	357,262

Services transferred over time:
Cellular revenue	Wireless service(*2)		2,362,786	2,506,681
	Cellular interconnection		123,542	141,564
	Other(*3)		217,797	204,265
Fixed-line telecommunication revenue	Fixed-line telephone service		70,128	73,841
	Fixed-line interconnection		23,279	27,479
	Internet Protocol Television(*4)		310,106	266,040
	International calls		17,440	20,374
	Internet service and miscellaneous(*5)		318,174	286,951
E-commerce services revenue	E-commerce service		154,624	159,194
Other revenue	Miscellaneous(*6)		410,670	137,886

			4,008,546	3,824,275

		~~W~~	4,334,906	4,181,537

(*1)	Cellular revenue includes revenue from sales of handsets and other electronic accessories.
(*2)	Wireless service includes revenue from wireless voice and data transmission services principally derived from usage charges to wireless subscribers.
(*3)	Other revenue includes revenue from billing and collection services as well as other miscellaneous services.
(*4)	IPTV service revenue includes revenue from IPTV services principally derived from usage charges to IPTV subscribers.
(*5)	Internet service includes revenue from the broadband internet service principally derived from usage charges to subscribers as well as other miscellaneous services.
(*6)	Miscellaneous other revenue includes revenue from considerations received for the security service, development and maintenance of system software, and digital contents platform services.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2019 and 2018

5.	Trade and Other Receivables

(1)	Details of trade and other receivables as of March 31, 2019 and December 31, 2018 are as follows:

(In millions of won)	March 31, 2019
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	2,234,426	(271,515)	1,962,911
Short-term loans		72,779	(683)	72,096
Accounts receivable – other(*)		1,362,471	(69,343)	1,293,128
Accrued income		6,786	(200)	6,586
Guarantee deposits (Other current assets)		3,258	—	3,258

		3,679,720	(341,741)	3,337,979
Non-current assets:
Long-term loans		77,474	(46,997)	30,477
Long-term accounts receivable – other(*)		294,859	—	294,859
Guarantee deposits		311,178	—	311,178
Long-term accounts receivable – trade (Other non-current assets)		14,905	(85)	14,820

		698,416	(47,082)	651,334

	~~W~~	4,378,136	(388,823)	3,989,313

(*)	Gross and carrying amounts of accounts receivable – other as of Mach 31, 2019 include ~~W~~496,656 million of financial instruments classified as FVTPL.

(In millions of won)	December 31, 2018
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	2,268,680	(260,040)	2,008,640
Short-term loans		59,643	(549)	59,094
Accounts receivable – other(*)		1,006,183	(68,346)	937,837
Accrued income		6,232	(166)	6,066
Guarantee deposits (Other current assets)		2,714	—	2,714

		3,343,452	(329,101)	3,014,351
Non-current assets:
Long-term loans		75,860	(46,826)	29,034
Long-term accounts receivable – other(*)		274,053	—	274,053
Guarantee deposits		313,140	—	313,140
Long-term accounts receivable – trade (Other non-current assets)		11,410	(117)	11,293

		674,463	(46,943)	627,520

	~~W~~	4,017,915	(376,044)	3,641,871

(*)	Gross and carrying amounts of accounts receivable – other as of December 31, 2018 include ~~W~~489,617 million of financial instruments classified as FVTPL.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2019 and 2018

5.	Trade and Other Receivables, Continued

(2)	Changes in the loss allowance on trade and other receivables measured at amortized costs for the three-month periods ended March 31, 2019 and 2018 are as follows:

(In millions of won)
	January 1, 2019		Impairment	Write-offs (*)	Collection of receivables previously written-off	March 31, 2019
Accounts receivable – trade	~~W~~	260,157	9,989	(1,701)	3,155	271,600
Accounts receivable – other		115,887	1,101	(306)	541	117,223

	~~W~~	376,044	11,090	(2,007)	3,696	388,823

(In millions of won)
	January 1, 2018		Impact of adopting K-IFRS No. 1109	Impairment	Write-offs (*)	Collection of receivables previously written-off	March 31, 2018
Accounts receivable – trade	~~W~~	239,448	12,950	9,820	(4,054)	3,664	261,828
Accounts receivable – other		122,723	99	3,714	(6,235)	832	121,133

	~~W~~	362,171	13,049	13,534	(10,289)	4,496	382,961

(*)	The Group writes off the trade and other receivables when contractual payments are more than 5 years past due, or for reasons such as shut-down or liquidation.

(3)

The Group applies the practical expedient that allows the Group to estimate the loss allowance for accounts receivables – trade at an amount equal to the lifetime expected credit losses. The expected credit losses include the forward-looking information. To make the assessment, the Group uses its historical credit loss experience over the past three years and classified the accounts receivable – trade by their credit risk characteristics and days overdue.

As the Group is a wireless and fixed-line telecommunications service provider, the Group’s financial assets measured at amortized cost consist primarily of receivables from numerous individual customers, and, therefore, no significant credit concentration risk arises.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2019 and 2018

6.	Prepaid expenses

(1)	Details of prepaid expenses as of March 31, 2019 and December 31, 2018 are as follows:

(In millions of won)
	March 31, 2019		December 31, 2018
Current assets:
Incremental costs of obtaining contracts	~~W~~	1,555,388	1,577,992
Others		163,079	191,567

	~~W~~	1,718,467	1,769,559

Non-current assets:
Incremental costs of obtaining contracts	~~W~~	793,327	799,607
Others		82,436	95,665

	~~W~~	875,763	895,272

(2)	Incremental costs of obtaining contracts

Incremental costs of obtaining contracts that are capitalized as assets and the related amortization recognized as commissions during the three-month periods ended March 31, 2019 and 2018 are as follows:

(In millions of won)	For the three-month periods ended
	March 31, 2019		March 31, 2018
Amortization recognized as commissions	~~W~~	522,382	580,650

The Group pays commissions to authorized dealers or incurs costs by its direct retail stores for wireless telecommunications services for each service contract and installation contract secured. The Group capitalized certain costs associated with commissions paid to authorized dealers or incurred by its direct retail stores to obtain new and retained customer contracts as prepaid expenses. These prepaid expenses are amortized on a straight-line basis over the periods that the Group expects to maintain its customers based on the Group’s historical subscriber churn rate.

7.	Contract assets and liabilities

(1)	Details of contract assets and liabilities as of March 31, 2019 and December 31, 2018 are as follows:

(In millions of won)
	March 31, 2019		December 31, 2018
Contract assets:
Allocation of consideration between performance obligations	~~W~~	131,509	133,893
Contract liabilities:
Wireless service contracts		18,623	18,425
Customer loyalty programs		21,879	17,113
Fixed-line service contracts		57,923	57,327
Commerce service		78	10
Security service		38,489	38,109
Others		50,975	52,829

	~~W~~	187,967	183,813

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2019 and 2018

7.	Contract assets and liabilities, Continued

(2)	The amount of revenue recognized for the three-month period ended March 31, 2019 related to the contract liabilities carried forward from the prior period is ~~W~~35,154 million.

8.	Inventories

(1)	Details of inventories as of March 31, 2019 and December 31, 2018 are as follows:

(In millions of won)
	March 31, 2019				December 31, 2018
	Acquisition cost		Write- down	Carrying amount	Acquisition cost	Write- down	Carrying amount
Merchandise	~~W~~	242,984	(8,716)	234,268	268,366	(8,842)	259,524
Finished goods		3,349	(348)	3,001	1,260	(251)	1,009
Work in process		2,728	(243)	2,485	3,985	(338)	3,647
Raw materials		12,179	(4,085)	8,094	11,729	(2,706)	9,023
Supplies		15,823	—	15,823	14,850	—	14,850

	~~W~~	277,063	(13,392)	263,671	300,190	(12,137)	288,053

(2)

Inventories recognized as operating expenses for the three-month periods ended March 31, 2019 and 2018 are ~~W~~299,163 million and ~~W~~357,523 million, respectively, which are included in the cost of goods sold.

9.	Investment Securities

(1)	Details of short-term investment securities as of March 31, 2019 and December 31, 2018 are as follows:

(In millions of won)
	Category	March 31, 2019		December 31, 2018
Beneficiary certificates	FVTPL	~~W~~	81,215	195,080

(2)	Details of long-term investment securities as of March 31, 2019 and December 31, 2018 are as follows:

(In millions of won)
	Category	March 31, 2019		December 31, 2018
Equity instruments	FVOCI(*)	~~W~~	575,203	542,496
	FVTPL		1,008	—

			576,211	542,496
Debt instruments	FVOCI		1,134	2,147
	FVTPL		121,852	120,083

			122,986	122,230

		~~W~~	699,197	664,726

(*)	The Group designated ~~W~~575,203 million of equity instruments that are not held for trading as financial assets at FVOCI.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2019 and 2018

10.     Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures accounted for using the equity method as of March 31, 2019 and December 31, 2018 are as follows:

(In millions of won)		March 31, 2019			December 31, 2018
	Country	Ownership (%)	Carrying amount		Ownership (%)	Carrying amount
Investments in associates:
SK China Company Ltd.	China	27.3	~~W~~	564,498	27.3	~~W~~	551,548
Korea IT Fund(*1)	Korea	63.3		280,902	63.3		281,684
KEB HanaCard Co., Ltd.(*2)	Korea	15.0		290,885	15.0		288,457
NanoEnTek, Inc.	Korea	28.9		40,975	28.9		40,974
SK Technology Innovation Company	Cayman Islands	49.0		43,246	49.0		42,469
SK hynix Inc.	Korea	20.1		11,271,875	20.1		11,208,315
SK MENA Investment B.V.	Netherlands	32.1		14,673	32.1		14,420
S.M. Culture & Contents Co., Ltd.	Korea	23.4		63,603	23.4		63,801
Hello Nature Ltd.,	Korea	49.9		27,393	49.9		28,549
12CM Japan, Inc.	Japan	28.2		7,856	28.2		7,734
MAKEUS Corp.(*2)	Korea	8.9		9,143	8.9		9,193
SK South East Asia Investment Pte. Ltd.	Singapore	20.0		224,470	20.0		111,000
Pacific Telecom Inc.(*2)	USA	15.0		37,478	15.0		37,075
Health Connect Co., Ltd. and others	—	—		121,659	—		106,394

				12,998,656			12,791,613

Investments in joint ventures:
Dogus Planet, Inc.(*3)	Turkey	50.0		13,580	50.0		12,487
Finnq Co. Ltd.(*3)	Korea	49.0		5,343	49.0		7,671
Celcom Planet (*3)	Malaysia	44.7		—	44.7		—

				18,923			20,158

Total			~~W~~	13,017,579		~~W~~	12,811,771

(*1)	Investment in Korea IT Fund was classified as investment in associates as the Group does not have control over the investee under the contractual agreement with other shareholders.
(*2)

These investments were classified as investments in associates as the Group can exercise significant influence through its right to appoint the members of board of directors even though the Group has less than 20% of equity interests.

(*3)	These investments were classified as investment in joint ventures as the Group has a joint control pursuant to the agreement with the other shareholders.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2019 and 2018

10.	Investments in Associates and Joint Ventures, Continued

(2)	The market value of investments in listed associates as of March 31, 2019 and December 31, 2018 are as follows:

(In millions of won, except for share data)
	March 31, 2019				December 31, 2018
	Market price per share (in won)		Number of shares	Market value	Market price per share (in won)	Number of shares	Market value
NanoEnTek, Inc.	~~W~~	5,440	7,600,649	41,348	4,235	7,600,649	32,189
SK hynix Inc.		74,200	146,100,000	10,840,620	60,500	146,100,000	8,839,050
S.M.Culture & Contents Co., Ltd.		2,000	22,033,898	44,068	2,020	22,033,898	44,508

(3)	The condensed financial information of significant associates as of and for the three-month period ended March 31, 2019 and as of and for the year ended December 31, 2018 are as follows:

(In millions of won)
	SK hynix Inc.		KEB HanaCard Co., Ltd.	Korea IT Fund	SK China Company Ltd.
	As of March 31, 2019
Current assets	~~W~~	18,618,236	7,745,045	107,846	669,928
Non-current assets		46,513,265	212,146	335,683	1,301,737
Current liabilities		13,231,722	1,083,044	—	57,628
Non-current liabilities		4,733,772	5,279,848	—	155,649

	For the three-month period ended March 31, 2019
Revenue		6,772,655	299,427	—	22,833
Profit (loss) for the period		1,102,130	18,237	(1,235)	133
Other comprehensive income (loss)		237,231	(300)	—	5,007
Total comprehensive income (loss)		1,339,361	17,937	(1,235)	5,140

(In millions of won)
	SK hynix Inc.		KEB HanaCard Co., Ltd.	Korea IT Fund	SK China Company Ltd.
	As of December 31, 2018
Current assets	~~W~~	19,894,146	7,781,888	118,024	677,686
Non-current assets		43,764,189	202,251	326,740	1,221,736
Current liabilities		13,031,852	1,122,538	—	71,396
Non-current liabilities		3,774,152	5,286,179	—	117,094

	2018
Revenue		40,445,066	1,642,133	57,430	117,132
Profit for the period		15,539,984	106,675	45,110	30,274
Other comprehensive loss		(67,219)	(4,344)	(13,422)	(16,149)
Total comprehensive income		15,472,765	102,331	31,688	14,125

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2019 and 2018

10.	Investments in Associates and Joint Ventures, Continued

(4)	The condensed financial information of significant joint ventures as of and for the three-month period ended March 31, 2019 and as of and for the year ended December 31, 2018 are as follows:

(In millions of won)
	Dogus Planet, Inc.		Finnq Co., Ltd.
	As of March 31, 2019
Current assets	~~W~~	50,063	9,345
Cash and cash equivalents		47,769	2,037
Non-current assets		19,155	14,654
Current liabilities		41,220	7,396
Accounts payable, other payables and provision		32,768	1,672
Non-current liabilities		839	6,581

	For the three-month period ended March 31, 2019
Revenue		28,008	15
Depreciation and amortization		(1,276)	(1,206)
Interest income		251	2
Interest expense		—	(65)
Profit (Loss) for the period		2,977	(4,596)
Total comprehensive income (loss)		2,977	(4,596)

(In millions of won)
	Dogus Planet, Inc.		Finnq Co., Ltd.
	As of December 31, 2018
Current assets	~~W~~	43,127	11,985
Cash and cash equivalents		42,416	10,434
Non-current assets		20,239	15,435
Current liabilities		37,105	5,070
Accounts payable, other payables and provision		28,432	87
Non-current liabilities		1,287	7,579

	2018
Revenue		99,770	232
Depreciation and amortization		(5,427)	(3,490)
Interest income		1,635	5
Interest expense		—	(301)
Profit (Loss) for the period		642	(17,995)
Total comprehensive income (loss)		642	(18,166)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2019 and 2018

10.	Investments in Associates and Joint Ventures, Continued

(5)

Reconciliations of financial information of significant associates to carrying amounts of investments in associates in the consolidated financial statements as of March 31, 2019 and December 31, 2018 are as follows:

(In millions of won)
	March 31, 2019
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
Associates:
SK hynix Inc.(*1,2)	~~W~~	47,157,541	20.1	10,072,651	1,199,224	11,271,875
KEB HanaCard Co., Ltd.		1,594,299	15.0	239,145	51,740	290,885
Korea IT Fund		443,529	63.3	280,902	—	280,902
SK China Company Ltd.(*1)		1,756,697	27.3	479,073	85,425	564,498

(In millions of won)
	December 31, 2018
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
Associates:
SK hynix Inc.(*1,2)	~~W~~	46,843,742	20.1	10,005,624	1,202,691	11,208,315
KEB HanaCard Co., Ltd.		1,575,422	15.0	236,313	52,144	288,457
Korea IT Fund		444,764	63.3	281,684	—	281,684
SK China Company Ltd.(*1)		1,708,612	27.3	465,959	85,589	551,548

(*1)	Net assets of these consolidated entities represent net assets excluding those attributable to their non-controlling interests.
(*2)

The ownership interest is based on the number of shares owned by the Parent Company as divided by the total shares issued by the investee company. The Group applied the equity method using the effective ownership interest which is based on the number of shares owned by the Parent Company and the investee’s total shares outstanding. The effective ownership interest applied for the equity method is 21.36%.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2019 and 2018

10.	Investments in Associates and Joint Ventures, Continued

(6)	Details of the changes in investments in associates and joint ventures accounted for using the equity method for the three-month periods ended March 31, 2019 and 2018 are as follows:

(In millions of won)	For the three-month period ended March 31, 2019
	Beginning balance		Acquisition and Disposal	Share of profits (losses)	Other comprehensive income (loss)	Other increase (decrease)	Ending balance
Investments in associates:
SK China Company Ltd.	~~W~~	551,548	—	(923)	13,873	—	564,498
Korea IT Fund		281,684	—	(782)	—	—	280,902
KEB HanaCard Co., Ltd.		288,457	—	2,332	96	—	290,885
NanoEnTek, Inc.		40,974	—	23	(22)	—	40,975
SK Technology Innovation Company		42,469	—	28	749	—	43,246
SK hynix Inc.(*1)		11,208,315	—	232,078	50,633	(219,151)	11,271,875
SK MENA Investment B.V.		14,420	—	4	249	—	14,673
S.M.Culture & Contents Co., Ltd.		63,801	—	20	(218)	—	63,603
Health Connect Co., Ltd. and others (*2)		299,945	144,328	(2,581)	3,074	(16,767)	427,999

		12,791,613	144,328	230,199	68,434	(235,918)	12,998,656
Investments in joint ventures:
Dogus Planet, Inc.		12,487	(81)	1,468	(296)	2	13,580
Finnq Co., Ltd.		7,671	—	(2,325)	(3)	—	5,343
Celcom Planet		—	5,997	(5,997)	—	—	—

		20,158	5,916	(6,854)	(299)	2	18,923

	~~W~~	12,811,771	150,244	223,345	68,135	(235,916)	13,017,579

(*1)	Other increase (decrease) includes the dividends declared by SK Hynix Inc. during the three-month period ended March 31, 2019.
(*2)

The acquisition for the three-month period ended March 31, 2019 includes ~~W~~113,470 million of additional investments on SK South East Asia Investment Pte. Ltd. in cash and ~~W~~11,201 million of cash and ~~W~~19,039 million of assets for the acquisition of Grab Geo Holdings PTE. LTD. Other increase (decrease) includes the changes in book value due to the reclassification of FSK L&S Co., Ltd. as investments in subsidiary from investments in associates.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2019 and 2018

10.	Investments in Associates and Joint Ventures, Continued

(6)	Details of the changes in investments in associates and joint ventures accounted for using the equity method for the three-month periods ended March 31, 2019 and 2018 are as follows, Continued:

(In millions of won)	For the three-month period ended March 31, 2018
	Beginning balance		Acquisition and Disposal	Share of profits (losses)	Other comprehensive income (loss)	Other decrease	Ending balance
Investments in associates:
SK China Company Ltd.	~~W~~	526,099	—	99	9,733	—	535,931
Korea IT Fund		257,003	—	9,068	(1,418)	—	264,653
KEB HanaCard Co., Ltd.		280,988	—	(2,734)	16	—	278,270
NanoEnTek, Inc.		38,718	—	(1,655)	244	—	37,307
SK Technology Innovation Company		42,511	—	103	(180)	—	42,434
HappyNarae Co., Ltd.		21,873	—	707	—	—	22,580
SK hynix Inc.(*)		8,130,000	—	642,394	30,233	(146,100)	8,656,527
SK MENA Investment B.V.		13,853	—	(6)	(63)	—	13,784
S.M.Culture & Contents Co., Ltd.		64,966	—	(1,077)	40	—	63,929
Xian Tianlong Science and Technology Co., Ltd.		25,891	—	(337)	—	—	25,554
Daehan Kanggun BcN Co., Ltd. and others		96,479	485	(4,558)	387	(8,050)	84,743

		9,498,381	485	642,004	38,992	(154,150)	10,025,712
Investments in joint ventures:
Dogus Planet, Inc.		13,991	—	862	(761)	—	14,092
Finnq Co., Ltd.		16,474	—	(1,848)	(46)	—	14,580
Celcom Planet and others		9,592	—	42	(3)	—	9,631

		40,057	—	(944)	(810)	—	38,303

	~~W~~	9,538,438	485	641,060	38,182	(154,150)	10,064,015

(*)	Dividends received from the associates are deducted from the carrying amount during the three-month period ended March 31, 2018.

(7)

The Group discontinued the application of equity method to the following investees due to their carrying amounts being reduced to zero. The details of cumulative unrecognized equity method losses as of March 31, 2019 are as follows:

(In millions of won)	Unrecognized loss			Unrecognized change in equity
	For the three- month period ended March 31, 2019		Cumulative loss	For the three- month period ended March 31, 2019	Cumulative loss
Wave City Development Co., Ltd.	~~W~~	(515)	6,019	—	—
Celcom Planet and others		(4,431)	10,979	—	365

	~~W~~	(4,946)	16,998	—	365

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2019 and 2018

11.	Property and Equipment

(1)	Details of the changes in property and equipment for the three-month periods ended March 31, 2019 and 2018 are as follows:

(In millions of won)
	For the three-month period ended March 31, 2019
	Beginning balance		Impact of adopting K-IFRS No. 1116	Acquisition	Disposal	Transfer	Depreciation	Business Combination	Ending balance
Land	~~W~~	938,344	—	18	—	(43)	—	—	938,319
Buildings		863,294	—	79	(433)	9,040	(13,275)	—	858,705
Structures		356,039	—	—	—	844	(8,927)	—	347,956
Machinery		7,146,724	—	61,755	(5,529)	203,094	(558,354)	—	6,847,690
Other		848,596	(934)	313,585	(1,075)	(370,185)	(49,695)	231	740,523
Right-of-use assets		—	653,695	102,062	(30,441)	—	(84,460)	223	641,079
Construction in progress		565,357	—	92,077	(3,485)	167,642	—	—	821,591

	~~W~~	10,718,354	652,761	569,576	(40,963)	10,392	(714,711)	454	11,195,863

(In millions of won)
	For the three-month period ended March 31, 2018
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Business Combination	Ending balance
Land	~~W~~	862,861	74	(13)	1,823	—	—	864,745
Buildings		882,650	383	(4)	14,927	(13,011)	—	884,945
Structures		378,575	7	—	893	(9,010)	—	370,465
Machinery		7,079,798	48,505	(3,360)	203,379	(563,741)	—	6,764,581
Other		531,057	48,707	(1,042)	(91,285)	(34,673)	540	453,304
Construction in progress		409,941	60,589	—	(160,014)	—	—	310,516

	~~W~~	10,144,882	158,265	(4,419)	(30,277)	(620,435)	540	9,648,556

(2)	Details of the right-of-use assets as of March 31, 2019 and January 1, 2019 are as follows:

(In millions of won)
	March 31, 2019		January 1, 2019
Buildings	~~W~~	549,489	546,474
Other		91,590	107,221

	~~W~~	641,079	653,695

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2019 and 2018

12.	Intangible Assets

(1)	Details of the changes in intangible assets for the three-month periods ended March 31, 2019 and 2018 are as follows:

(In millions of won)
	For the three-month period ended March 31, 2019
	Beginning balance		Impact of adopting K-IFRS No. 1116	Acquisition	Disposal	Transfer	Amortization	Impairment	Business Combination	Ending balance
Frequency usage rights	~~W~~	3,139,978	—	—	—	—	(100,972)	—	—	3,039,006
Land usage rights		10,511	—	—	(291)	—	(1,481)	—	—	8,739
Industrial rights		83,627	—	459	(5)	2,075	(1,194)	—	—	84,962
Development costs		8,990	—	194	—	46	(1,144)	—	4,759	12,845
Facility usage rights		31,027	—	259	—	122	(1,931)	—	—	29,477
Customer relations		625,091	—	256	(52)	(128)	(8,468)	—	—	616,699
Club memberships		80,475	—	40	(202)	(730)	—	(63)	53	79,573
Brand		374,096	—	—	—	—	—	—	—	374,096
Other		1,159,715	(2,274)	7,563	(2,198)	15,846	(102,369)	—	526	1,076,809

	~~W~~	5,513,510	(2,274)	8,771	(2,748)	17,231	(217,559)	(63)	5,338	5,322,206

(In millions of won)
	For the three-month period ended March 31, 2018
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Impairment	Business Combination	Ending balance
Frequency usage rights	~~W~~	2,176,940	—	—	—	(100,972)	—	—	2,075,968
Land usage rights		15,750	1,005	(170)	—	(1,952)	—	—	14,633
Industrial rights		111,347	2,415	(12)	(189)	(1,630)	—	7	111,938
Development costs		4,103	607	—	—	(480)	—	5,785	10,015
Facility usage rights		36,451	282	(2)	30	(1,932)	—	—	34,829
Customer relations		4,035	199	—	—	(929)	—	—	3,305
Club memberships		73,614	2,185	(780)	—	—	—	—	75,019
Other		1,164,725	25,059	(3,982)	36,514	(95,578)	(903)	909	1,126,744

	~~W~~	3,586,965	31,752	(4,946)	36,355	(203,473)	(903)	6,701	3,452,451

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2019 and 2018

12.	Intangible Assets, Continued

(2)	Details of frequency usage rights as of March 31, 2019 are as follows:

(In millions of won)
	Amount		Description	Commencement of amortization	Completion of amortization
800MHz license	~~W~~	91,245	CDMA and LTE service	Jul. 2011	Jun. 2021
1.8GHz license		345,455	LTE service	Sept. 2013	Dec. 2021
2.6GHz license		940,995	LTE service	Sept. 2016	Dec. 2026
2.1GHz license		294,385	W-CDMA and LTE service	Dec. 2016	Dec. 2021
3.5GHz license(*)		1,164,243	5G service	—	Nov. 2028
28GHz license(*)		202,683	5G service	—	Nov. 2023

	~~W~~	3,039,006

(*)

The Group participated in the frequency license allocation auction hosted by Ministry of Science and Information and Communication Technology (ICT) and was assigned the 3.5GHz and 28GHz bands of frequency licenses during the year ended December 31, 2018. The considerations payable for the bands of frequency are ~~W~~1,218,500 million and ~~W~~207,300 million, respectively. These bands of frequency were assigned in December 2018 and the annual payments in installment of the remaining balances will be made for the next ten and five years, respectively. The Group recognized these frequency licenses as intangible assets at the date of initial lump sum payment and starts amortization when the bands of frequency are in the condition necessary for them to be capable of operating in the manner intended by management.

13.	Borrowings and Debentures

(1)	Short-term borrowings as of March 31, 2019 and December 31, 2018 are as follows:

(In millions of won)
	Lender	Annual interest rate(%)	March 31, 2019		December 31, 2018
Short-term borrowings	Shinhan Bank	3.36	~~W~~	30,000	30,000
	Shinhan Bank	2.27		—	30,000
	Shinhan Bank	3.75		15,000	15,000
	KEB Hana Bank	3.71		5,000	5,000
Commercial paper	SK Securities.Co., LTD.	1.98		30,000	—

			~~W~~	80,000	80,000

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2019 and 2018

13.	Borrowings and Debentures, Continued

(2)	Changes in the long-term borrowings for the three-month period ended March 31, 2019 are as follows:

(In millions of won)
	Lender	Annual interest rate(%)	Maturity	Book value
Current				~~W~~	89,631
Non-current					2,015,365

As of January 1, 2019					2,104,996

Repayments of long-term borrowings:
	Korea Development Bank	2.20	Jul. 30, 2019		(3,250)
	Korea Development Bank	2.20	Jul. 30, 2019		(833)
	Korea Development Bank	2.32	Dec. 20, 2021		(3,062)
	Korea Development Bank	2.78	Dec. 21, 2022		(3,126)
Other changes(*)					2,368

Current					88,913
Non-current					2,008,180

As of March 31, 2019				~~W~~	2,097,093

(*)

Other changes include the effects on foreign currency translation of foreign currency-denominated long-term borrowings and changes in present value discount during the three-month period ended March 31, 2019.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2019 and 2018

13.	Borrowings and Debentures, Continued

(3)	Changes in debentures for the three-month period ended March 31, 2019 are as follows:

(In millions of won, thousands of other currencies)	Purpose	Annual interest rate(%)	Maturity	Face value		Book value
Current				~~W~~	895,479	894,641
Non-current					6,598,963	6,572,211

As of January 1, 2019					7,494,442	7,466,852

Debentures newly issued:
Unsecured corporate bonds	Operating fund	2.03	Mar. 6, 2022		180,000	179,235
		2.09	Mar. 6, 2024		120,000	119,498
		2.19	Mar. 6, 2029		50,000	49,801
		2.23	Mar. 6, 2039		50,000	49,812
	Refinancing fund(*1)	2.00	Mar. 26, 2022		50,000	49,781
		2.09	Mar. 26, 2024		160,000	159,300

				~~W~~	610,000	607,427

Debentures repaid:
Unsecured corporate bonds	Operating fund	1.65	Mar. 4, 2019	~~W~~	(70,000)	(70,000)

Other changes(*2)					28,075	30,205

Current(*3)					1,325,092	1,324,875
Non-current(*3)					6,737,425	6,709,609

As of March 31, 2019				~~W~~	8,062,517	8,034,484

(*1)	Unsecured corporate bonds were issued by SK Broadband Co., Ltd., one of the subsidiaries.
(*2)	Other changes include the effects from translation of foreign currency-denominated debentures and changes in present value discount on debentures during the three-month period ended March 31, 2019.
(*3)	~~W~~500,984 million were transferred from non-current to current for the three-month period ended March 31, 2019.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2019 and 2018

14.	Long-term Payables – other

(1)	Long-term payables – other as of March 31, 2019 and December 31, 2018 are as follows:

(In millions of won)	March 31, 2019		December 31, 2018
Payables related to acquisition of frequency usage rights	~~W~~	1,527,606	1,939,082
Other(*)		21,196	29,702

	~~W~~	1,548,802	1,968,784

(*)	Other includes accounts payable – other for the installments on the acquisition of telecommunication equipment by Life & Security Holdings Co., Ltd.

(2)	As of March 31, 2019 and December 31, 2018, details of long-term payables – other related to the acquisition of frequency usage rights are as follows (See note 12):

(In millions of won)	March 31, 2019		December 31, 2018
Long-term payables – other	~~W~~	2,051,389	2,476,738
Present value discount on long-term payables – other		(105,044)	(113,772)
Current installments of long-term payables – other		(418,739)	(423,884)

Carrying amount at period end	~~W~~	1,527,606	1,939,082

(3)

The Group repaid ~~W~~425,349 million of the principal amount of long-term payables – other related to the acquisition of frequency usage rights during the three-month period ended March 31, 2019. The repayment schedule of the principal amount of long-term payables – other as of March 31, 2019 is as follows:

(In millions of won)	Amount
Less than 1 year	~~W~~	425,349
1~3 years		647,589
3~5 years		413,385
More than 5 years		565,066

	~~W~~	2,051,389

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2019 and 2018

15.	Provisions

Changes in provisions for the three-month periods ended March 31, 2019 and 2018 are as follows:

(In millions of won)	For the three-month period ended March 31, 2019							As of March 31, 2019
	Beginning balance		Increase	Utilization	Reversal	Other	Ending balance	Current	Non- current
Provision for restoration	~~W~~	77,741	913	(1,350)	(870)	42	76,476	44,791	31,685
Emission allowance		2,238	1,074	—	—	—	3,312	3,312	—
Other provisions(*)		107,229	36	(9,300)	(61)	(84)	97,820	38,306	59,514

	~~W~~	187,208	2,023	(10,650)	(931)	(42)	177,608	86,409	91,199

(*)	~~W~~36,685 million of current provisions and ~~W~~48,199 million of non-current provisions are included in the other provisions relating to SK Planet Co., Ltd.’s onerous contracts. (See note 29)

	For the three-month period ended March 31, 2018								As of March 31, 2018
	Beginning balance		Impact of adopting K-IFRS No. 1115	Increase	Utilization	Reversal	Other	Ending balance	Current	Non- current
Provision for installment of handset subsidy	~~W~~	3,874	—	—	(263)	—	—	3,611	3,611	—
Provision for restoration		73,267	—	935	(233)	(302)	52	73,719	41,310	32,409
Emission allowance		4,650	—	759	—	—	—	5,409	5,409	—
Other provisions		2,935	(215)	627	(644)	—	22	2,725	2,725	—

	~~W~~	84,726	(215)	2,321	(1,140)	(302)	74	85,464	53,055	32,409

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2019 and 2018

16.	Defined Benefit Liabilities (Assets)

(1)	Details of defined benefit liabilities (assets) as of March 31, 2019 and December 31, 2018 are as follows:

(In millions of won)
	March 31, 2019		December 31, 2018
Present value of defined benefit obligations	~~W~~	959,821	926,302
Fair value of plan assets		(812,243)	(816,699)

Defined benefit assets(*)		(22,651)	(31,926)

Defined benefit liabilities		170,229	141,529

(*)

Since the Group entities neither have legally enforceable right nor intention to settle the defined benefit obligations of Group entities with defined benefit assets of other Group entities, defined benefit assets of Group entities have been separately presented from defined benefit liabilities.

(2)	Changes in defined benefit obligations for the three-month periods ended March 31, 2019 and 2018 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2019		March 31, 2018
Beginning balance	~~W~~	926,302	679,625
Business combination		1,563	—
Current service cost		41,756	31,656
Interest cost		5,679	4,937
Remeasurement:
- Adjustment based on experience		10,034	14,304
Benefit paid		(28,541)	(14,562)
Others		3,028	2,212

Ending balance	~~W~~	959,821	718,172

(3)	Changes in plan assets for the three-month periods ended March 31, 2019 and 2018 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2019		March 31, 2018
Beginning balance	~~W~~	816,699	663,617
Business combination		1,434	—
Interest income		4,893	4,812
Remeasurement		(719)	(2,374)
Contribution		27,850	11,217
Benefit paid		(38,434)	(24,944)
Others		520	5,303

Ending balance	~~W~~	812,243	657,631

(4)

Total cost of benefit plan, which is recognized in profit and loss (included in labor in the statement of income) and capitalized into construction-in-progress, for the three-month periods ended March 31, 2019 and 2018 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2019		March 31, 2018
Current service cost	~~W~~	41,756	31,656
Net interest cost		786	125

	~~W~~	42,542	31,781

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2019 and 2018

17.	Share Capital and Capital Surplus and Others

(1)

The Parent Company’s outstanding share capital consists entirely of common stocks with a par value of ~~W~~500. The number of authorized, issued and outstanding common stocks and the details of capital surplus and others as of March 31, 2019 and December 31, 2018 are as follows:

(In millions of won, except for share data)
	March 31, 2019		December 31, 2018
Number of authorized shares		220,000,000	220,000,000
Number of issued shares		80,745,711	80,745,711
Share capital:
Common share	~~W~~	44,639	44,639
Capital surplus and others:
Paid-in capital surplus		2,915,887	2,915,887
Treasury shares		(1,979,475)	(1,979,475)
Hybrid bonds(*1)		398,759	398,759
Share option(note 18)		1,094	1,007
Others(*2)		(690,088)	(681,094)

	~~W~~	646,177	655,084

(*1)

Hybrid bonds issued by the Parent Company are classified as equity as there is no contractual obligation for delivery of financial assets to the bond holders. These are subordinated bonds which rank before common shares in the event of a liquidation or reorganization of the Parent Company.

(*2)	Others primarily consist of the excess of the consideration paid by the Group over the carrying values of net assets acquired from entities under common control.

(2)	There were no changes in share capital during the three-month periods ended March 31, 2019 and 2018 and details of shares outstanding as of March 31, 2019 and 2018 are as follows:

(In shares)	March 31, 2019			March 31, 2018
	Issued shares	Treasury shares	Outstanding shares	Issued shares	Treasury shares	Outstanding shares
Shares outstanding	80,745,711	8,875,883	71,869,828	80,745,711	10,136,551	70,609,160

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2019 and 2018

18.	Share option

(1)	The terms and conditions related to the grants of the share options under the share option program are as follows:

	Parent Company
	Series
	1-1	1-2	1-3	2	3	4
Grant date	March 24, 2017			February 20, 2018	February 22, 2019	March 26, 2019
Types of shares to be issued	Registered common shares of the Parent Company
Grant method	Reissue of treasury shares				Reissue of treasury shares, cash settelement
Number of shares (in shares)	22,168	22,168	22,168	1,358	5,477	1,734
Exercise price (in won)	246,750	266,490	287,810	254,120	265,260	254,310
Exercise period	Mar. 25, 2019 ~ Mar. 24, 2022	Mar. 25, 2020 ~ Mar. 24, 2023	Mar. 25, 2021 ~ Mar. 24, 2024	Feb. 21, 2020 ~ Feb. 20, 2023	Feb. 23, 2021 ~ Feb. 22, 2024	Mar. 27, 2021 ~ Mar. 26, 2024
Vesting conditions	2 years’ service from the grant date	3 years’ service from the grant date	4 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date

	One Store Co., Ltd.	DREAMUS COMPANY (Formerly, IRIVER LIMITED)
		1-1	1-2	1-3
Grant date	April 27, 2018	March 28, 2019	March 28, 2019	March 28, 2019
Types of shares to be issued	Common shares of One Store Co., Ltd.	Common shares of DREAMUS COMPANY (Formerly, IRIVER LIMITED)
Grant method	Issuance of new shares		Issuance of new shares, reissue of treasury shares, cash settelement
Number of shares (in shares)(*)	1,006,100	406,681	406,672	406,647
Exercise price (in won)	5,390	9,160	9,160	9,160
Exercise period	Apr. 28, 2020 ~ Apr. 27, 2024	Mar. 29, 2021 ~ Mar. 28, 2024	Mar. 29, 2022 ~ Mar. 28, 2025	Mar. 29, 2023 ~ Mar. 28, 2026
Vesting conditions	2 years’ service from the grant date	2 years’ service from the grant date	3 years’ service from the grant date	4 years’ service from the grant date

(*)	Parts of the grant of One Store Co., Ltd. that have not met the vesting conditions have been forfeited during the three-month period ended March 31, 2019 and during the year ended December 31, 2018.

(2)	Share compensation expense recognized during the three-month period ended March 31, 2019 and the remaining share compensation expense to be recognized in subsequent periods are as follows:

(In millions of won)	Share compensation expense
Accumulated compensation expenses as of December 31, 2018	~~W~~	1,203
For the three-month period ended March 31, 2019		155
In subsequent periods		2,340

	~~W~~	3,698

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2019 and 2018

18.	Share option, Continued

(3)	The Group used binomial option pricing model or Monte-Carlo simulation in the measurement of the fair value of the share options at grant date and the inputs used in the model are as follows:

(In won)	Parent Company
	Series
	1-1	1-2	1-3	2	3	4
Risk-free interest rate	1.86%	1.95%	2.07%	2.63%	1.91%	1.78%
Estimated option’s life	5 years	6 years	7 years	5 years	5 years	5 years
Share price (Closing price on the preceding day)	262,500	262,500	262,500	243,500	259,000	253,000
Expected volatility	13.38%	13.38%	13.38%	16.45%	8.30%	7.70%
Expected dividends	3.80%	3.80%	3.80%	3.70%	3.80%	3.90%
Exercise price	246,750	266,490	287,810	254,120	265,260	254,310
Per share fair value of the option	27,015	20,240	15,480	23,988	8,600	8,111

(In won)	One Store Co., Ltd.	DREAMUS COMPANY (Formerly, IRIVER LIMITED)
		1-1	1-2	1-3
Risk-free interest rate	2.61%	1.73%	1.77%	1.82%
Estimated option’s life	6 years	—	—	—
Share price (Closing price on the preceding day)(*)	4,925	8,950	8,950	8,950
Expected volatility	9.40%	16.17%	16.17%	16.17%
Expected dividends	0.00%	0.00%	0.00%	0.00%
Exercise price	5,390	9,160	9,160	9,160
Per share fair value of the option	566	1,132	1,372	1,542

(*)	One Store Co., Ltd., a subsidiary of the Parent Company, is an unlisted stock, and the share price is calculated using the discounted cash flow model.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2019 and 2018

19.	Retained Earnings

Retained earnings as of March 31, 2019 and December 31, 2018 are as follows:

(In millions of won)
	March 31, 2019		December 31, 2018
Appropriated:
Legal reserve	~~W~~	22,320	22,320
Reserve for business expansion		11,531,138	10,531,138
Reserve for technology development		4,265,300	3,321,300

		15,818,758	13,874,758
Unappropriated		6,017,008	8,269,783

	~~W~~	21,835,766	22,144,541

20.	Reserves

(1)	Details of reserves, net of taxes, as of March 31, 2019 and December 31, 2018 are as follows:

(In millions of won)
	March 31, 2019		December 31, 2018
Valuation gain (loss) on financial assets at FVOCI	~~W~~	5,858	(124)
Other comprehensive loss of investments in associates		(268,780)	(334,637)
Valuation loss on derivatives		(28,976)	(41,601)
Foreign currency translation differences for foreign operations		6,899	2,920

	~~W~~	(284,999)	(373,442)

(2)	Changes in reserves for the three-month periods ended March 31, 2019 and 2018 are as follows:

(In millions of won)
	Valuation gain (loss) on financial assets at FVOCI		Valuation gain (loss) on available-for-sale financial assets	Other compre- hensive loss of investments in associates	Valuation loss on derivatives	Foreign currency translation differences for foreign operations	Total
Balance at December 31, 2017	~~W~~	—	168,211	(320,060)	(73,828)	(9,050)	(234,727)
Impact of adopting K-IFRS No.1109		99,407	(168,211)	—	—	—	(68,804)
Balance at January 1, 2018		99,407	—	(320,060)	(73,828)	(9,050)	(303,531)
Changes, net of taxes		(19,921)	—	38,572	(9,680)	1,790	10,761
Balance at March 31, 2018		79,486	—	(281,488)	(83,508)	(7,260)	(292,770)
Balance at January 1, 2019		(124)	—	(334,637)	(41,601)	2,920	(373,442)
Changes, net of taxes		5,982	—	65,857	12,625	3,979	88,443

Balance at March 31, 2019	~~W~~	5,858	—	(268,780)	(28,976)	6,899	(284,999)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2019 and 2018

21.	Other Operating Expenses

Details of other operating expenses for the three-month periods ended March 31, 2019 and 2018 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2019		March 31, 2018
Communication	~~W~~	9,930	8,172
Utilities		77,019	75,081
Taxes and dues		10,158	8,634
Repair		89,138	79,158
Research and development		99,756	89,425
Training		8,896	8,444
Bad debt for accounts receivable – trade		9,989	9,820
Travel		8,060	6,696
Supplies and other		61,923	34,372

	~~W~~	374,869	319,802

22.	Other Non-operating Income and Expenses

Details of other non-operating income and expenses for the three-month periods ended March 31, 2019 and 2018 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2019		March 31, 2018
Other non-operating Income:
Commission income	~~W~~	66	85
Gain on disposal of property and equipment and intangible assets		2,904	2,157
Others		4,965	14,678

	~~W~~	7,935	16,920

Other non-operating Expenses:
Impairment loss on property and equipment, and intangible assets	~~W~~	63	903
Loss on disposal of property and equipment and intangible assets		9,537	3,068
Donations		2,650	15,971
Bad debt for accounts receivable – other		1,101	3,714
Others		4,754	3,311

	~~W~~	18,105	26,967

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2019 and 2018

23.	Finance Income and Costs

(1)	Details of finance income and costs for the three-month periods ended March 31, 2019 and 2018 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2019		March 31, 2018
Finance Income:
Interest income	~~W~~	15,047	16,920
Gain on sale of accounts receivable – other		7,942	3,749
Dividends		9,924	15,142
Gain on foreign currency transactions		1,674	3,607
Gain on foreign currency translations		2,400	558
Gain relating to financial assets at FVTPL		344	9,502
Gain on valuation of derivatives		446	319

	~~W~~	37,777	49,797

Finance Costs:
Interest expenses	~~W~~	102,254	75,115
Loss on sale of accounts receivable – other		—	2,458
Loss on foreign currency transactions		1,613	6,138
Loss on foreign currency translations		1,457	480
Loss on financial liabilities at FVTPL		252	288
Loss on financial assets at FVTPL		140	400

	~~W~~	105,716	84,879

(2)	Details of interest income included in finance income for the three-month periods ended March 31, 2019 and 2018 are as follows:

(In millions of won)	For the three-month periods ended
	March 31, 2019		March 31, 2018
Interest income on cash equivalents and short-term financial instruments	~~W~~	7,823	6,767
Interest income on loans and others		7,224	10,153

	~~W~~	15,047	16,920

(3)	Details of interest expenses included in finance costs for the three-month periods ended March 31, 2019 and 2018 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2019		March 31, 2018
Interest expenses on borrowings	~~W~~	25,394	3,562
Interest expenses on debentures		55,832	57,970
Others		21,028	13,583

	~~W~~	102,254	75,115

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2019 and 2018

23.	Finance Income and Costs, Continued

(4)	Details of impairment losses on financial assets for the three-month periods ended March 31, 2019 and 2018 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2019		March 31, 2018
Accounts receivable – trade	~~W~~	9,989	9,820
Other receivables		1,101	3,714

	~~W~~	11,090	13,534

24.	Income Tax Expense

Income tax expense was calculated by considering current tax expense adjusted to changes in estimates related to prior periods, and deferred tax expense due to origination and reversal of temporary differences.

25.	Earnings per Share

(1)	Basic earnings per share

1)	Basic earnings per share for the three-month periods ended March 31, 2019 and 2018 are calculated as follows:

(In millions of won, except for share data)	For the three-month period ended
	March 31, 2019		March 31, 2018
Profit attributable to owners of the Parent Company on common shares	~~W~~	379,189	694,959
Interest on hybrid bonds		(3,692)	—
Profit for the period available for common shares		375,497	694,959
Weighted average number of common shares outstanding		71,869,828	70,609,160

Basic earnings per share (in won)	~~W~~	5,225	9,842

2)	The weighted average number of common shares outstanding for the three-month periods ended March 31, 2019 and 2018 are calculated as follows:

(In shares)		Weighted average number of common shares
	Number of common shares	For the three-month period ended March 31, 2019
Issued shares at January 1	80,745,711	80,745,711
Treasury shares at January 1	(8,875,883)	(8,875,883)

	71,869,828	71,869,828

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2019 and 2018

25.	Earnings per Share, Continued

(1)	Basic earnings per share, Continued

2)	The weighted average number of common shares outstanding for the three-month periods ended March 31, 2019 and 2018 are calculated as follows, Continued:

(In shares)	Number of common shares	Weighted average number of common shares
		For the three-month period ended March 31, 2018
Issued shares at January 1	80,745,711	80,745,711
Treasury shares at January 1	(10,136,551)	(10,136,551)

	70,609,160	70,609,160

(2)	Diluted earnings per share

For the three-month periods ended March 31, 2019 and 2018, diluted earnings per share are the same as basic earnings per share as there are no dilutive potential common shares.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2019 and 2018

26.	Categories of Financial Instruments

(1)	Financial assets by category as of March 31, 2019 and December 31, 2018 are as follows:

(In millions of won)	March 31, 2019
	Financial assets at FVTPL		Equity instruments at FVOCI	Debt instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	—	—	—	2,057,080	—	2,057,080
Financial instruments		—	—	—	725,560	—	725,560
Short-term investment securities		81,215	—	—	—	—	81,215
Long-term investment securities(*)		122,860	575,203	1,134	—	—	699,197
Accounts receivable – trade		—	—	—	1,977,731	—	1,977,731
Loans and other receivables		496,656	—	—	1,514,926	—	2,011,582
Derivative financial assets		15,911	—	—	—	80,591	96,502

	~~W~~	716,642	575,203	1,134	6,275,297	80,591	7,648,867

(*)	The Group designated ~~W~~575,203 million of equity instruments that are not held for trading as financial assets measured at FVOCI.

(In millions of won)	December 31, 2018
	Financial assets at FVTPL		Equity instruments at FVOCI	Debt instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	—	—	—	1,506,699	—	1,506,699
Financial instruments		—	—	—	1,046,897	—	1,046,897
Short-term investment securities		195,080	—	—	—	—	195,080
Long-term investment securities(*)		120,083	542,496	2,147	—	—	664,726
Accounts receivable – trade		—	—	—	2,019,933	—	2,019,933
Loans and other receivables		489,617	—	—	1,132,321	—	1,621,938
Derivative financial assets		15,586	—	—	—	39,871	55,457

	~~W~~	820,366	542,496	2,147	5,705,850	39,871	7,110,730

(*)	The Group designated ~~W~~542,496 million of equity instruments that are not held for trading as financial assets measured at FVOCI.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2019 and 2018

26.	Categories of Financial Instruments, Continued

(2)	Financial liabilities by category as of March 31, 2019 and December 31, 2018 are as follows:

(In millions of won)
	March 31, 2019
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Derivatives- hedging instrument	Total
Accounts payable – trade	~~W~~	—	311,739	—	311,739
Derivative financial liabilities		—	—	643	643
Borrowings		—	2,177,093	—	2,177,093
Debentures(*)		62,065	7,972,419	—	8,034,484
Lease liabilities		—	660,850	—	660,850
Accounts payable – other and others		—	6,566,882	—	6,566,882

	~~W~~	62,065	17,688,983	643	17,751,691

(*)

Debentures classified as financial liabilities at FVTPL as of March 31, 2019 are structured bonds, and they were designated as financial liabilities at FVTPL in order to eliminate a measurement inconsistency with the related derivatives.

(In millions of won)
	December 31, 2018
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Derivatives hedging instrument	Total
Accounts payable – trade	~~W~~	—	381,302	—	381,302
Derivative financial liabilities		—	—	4,184	4,184
Borrowings		—	2,184,996	—	2,184,996
Debentures(*)		61,813	7,405,039	—	7,466,852
Accounts payable – other and others		—	6,762,782	—	6,762,782

	~~W~~	61,813	16,734,119	4,184	16,800,116

(*)

Debentures classified as financial liabilities at FVTPL as of December 31, 2018 are structured bonds, and they were designated as financial liabilities at FVTPL in order to eliminate a measurement inconsistency with the related derivatives.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2019 and 2018

27.	Financial Risk Management

(1)	Financial risk management

The Group is exposed to credit risk, liquidity risk and market risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates and interest rates. The Group implements a risk management system to monitor and manage these specific risks.

The Group’s financial assets consist of cash and cash equivalents, financial instruments, investment securities, and accounts receivable – trade and other. Financial liabilities consist of accounts payable – other and others, borrowings, debentures and lease liabilities.

1)	Market risk

(i)	Currency risk

The Group incurs exchange position due to revenue and expenses from its global operations. Major foreign currencies where the currency risk occur are USD, JPY and EUR. The Group determines the currency risk management policy after considering the nature of business and the presence of methods that mitigate the currency risk for each Group entities. Currency risk occurs on forecasted transactions and recognized assets and liabilities which are denominated in a currency other than the functional currency of each Group entity. The Group manages currency risk arising from business transactions by using currency forwards, etc.

Monetary assets and liabilities denominated in foreign currencies as of March 31, 2019 are as follows:

(In millions of won, thousands of foreign currencies)
	Assets			Liabilities
	Foreign currencies	Won equivalent		Foreign currencies	Won equivalent
USD	169,632	~~W~~	193,007	1,596,216	~~W~~	1,816,174
EUR	17,049		21,779	10		13
JPY	963,068		9,903	89,085		916
Others	—		30,257	—		15,793

		~~W~~	254,946		~~W~~	1,832,896

In addition, the Group has entered into cross currency swaps to hedge against currency risk related to foreign currency borrowings and debentures.

As of March 31, 2019, a hypothetical change in exchange rates by 10% would have increase (reduce) the Group’s income before income tax as follows:

(In millions of won)
	If increased by 10%		If decreased by 10%
USD	~~W~~	11,562	(11,562)
EUR		2,177	(2,177)
JPY		899	(899)
Others		1,446	(1,446)

	~~W~~	16,084	(16,084)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2019 and 2018

27.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(ii)	Interest rate risk

The interest rate risk of the Group arises from debenture, borrowings, and long-term payables – other. Since the Group’s interest-bearing assets are mostly fixed interest-bearing assets, the Group’s revenue and operating cash flows from the interest-bearing assets are not influenced by the changes in market interest rates.

The Group performs various analysis to reduce interest rate risk and to optimize its financing. To minimize risks arising from changes in interest rates, the Group takes various measures such as refinancing, renewal, alternative financing and hedging.

As of March 31, 2019, the floating-rate borrowings and debenture of the Group are ~~W~~228,730 million and ~~W~~341,340 million, respectively, and the Group has entered into interest rate swap agreements for most of floating rate borrowings and debentures to hedge interest rate risk. If the interest rate increases (decreases) 1%p with all other variables held constant, income before income taxes for the three-month period ended March 31, 2019, would change by ~~W~~350 million in relation to floating-rate borrowings that are exposed to interest rate risk.

As of March 31, 2019, the floating-rate long-term payables – other are ~~W~~2,051,389 million. If the interest rate increases (decreases) 1%p with all other variables held constant, income before income taxes for the three-month ended March 31, 2019, would change by ~~W~~5,129 million in relation to floating-rate long-term payables – other that are exposed to interest rate risk.

2)	Credit risk

The maximum credit exposure as of March 31, 2019 and December 31, 2018 are as follows:

(In millions of won)
	March 31, 2019		December 31, 2018
Cash and cash equivalents	~~W~~	2,056,769	1,506,432
Financial instruments		725,560	1,046,897
Investment securities		7,884	11,672
Accounts receivable – trade		1,977,731	2,019,933
Loans and other receivables		2,011,582	1,621,938
Derivative financial assets		96,502	55,457

	~~W~~	6,876,028	6,262,329

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations. To manage credit risk, the Group evaluates the credit worthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors. Based on such information, the Group establishes credit limits for each customer or counterparty.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2019 and 2018

27.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2)	Credit risk, Continued

The Group establishes loss allowance in respect of accounts receivable – trade and contract assets. The main components of this allowance are a specific loss component that relates to individually significant exposures and a collective loss component established for groups of similar assets in respect of losses that have been expected to occur. The collective loss allowance is determined based on historical data of collection statistics for similar financial assets. Also, the Group’s credit risk can arise from transactions with financial institutions related to its cash and cash equivalents, financial instruments and derivatives. To minimize such risk, the Group has a policy to deal only with financial institutions with high credit ratings. The amount of maximum exposure to credit risk of the Group is the carrying amount of financial assets as of March 31, 2019.

3)	Liquidity risk

The Group’s approach to managing liquidity is to ensure that it will always maintain sufficient cash and cash equivalents balances and have enough liquidity through various committed credit lines. The Group maintains enough liquidity within credit lines through active operating activities.

Contractual maturities of financial liabilities as of March 31, 2019 are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1-5 years	More than 5 years
Accounts payable – trade	~~W~~	311,739	311,739	311,739	—	—
Borrowings(*)		2,177,093	2,627,088	258,086	2,369,002	—
Debentures(*)		8,034,484	9,351,508	1,549,421	4,688,618	3,113,469
Lease liabilities		660,850	696,299	283,529	330,236	82,534
Accounts payable – other and others(*)		6,566,882	6,778,791	5,022,722	1,168,057	588,012

	~~W~~	17,751,048	19,765,425	7,425,497	8,555,913	3,784,015

(*)	Includes interest payables.

The Group does not expect that the cash flows included in the maturity analysis could occur significantly earlier or at different amounts.

As of March 31, 2019, periods in which cash flows from cash flow hedge derivatives are expected to occur are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1-5 years	More than 5 years
Assets	~~W~~	80,591	80,770	38,787	66,011	(24,028)
Liabilities		(643)	(650)	(449)	(201)	—

	~~W~~	79,948	80,120	38,338	65,810	(24,028)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2019 and 2018

27.	Financial Risk Management, Continued

(2)	Capital management

The Group manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity structure. The overall strategy of the Group is the same as that of the Group as of and for the year ended December 31, 2018.

The Group monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total liabilities divided by total equity both from the financial statements.

Debt-equity ratio as of March 31, 2019 and December 31, 2018 are as follows:

(In millions of won)
	March 31, 2019		December 31, 2018
Total liabilities	~~W~~	21,227,364	20,019,861
Total equity		22,119,117	22,349,250
Debt-equity ratios		95.97%	89.58%

(3)	Fair value

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of March 31, 2019 are as follows:

(In millions of won)	March 31, 2019
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	716,642	—	592,344	124,298	716,642
Derivatives hedging instruments		80,591	—	80,591	—	80,591
FVOCI		576,337	296,855	—	279,482	576,337

	~~W~~	1,373,570	296,855	672,935	403,780	1,373,570

Financial liabilities that are measured at fair value:
FVTPL	~~W~~	62,065	—	62,065	—	62,065
Derivative financial liabilities		643	—	643	—	643

	~~W~~	62,708	—	62,708	—	62,708

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	2,177,093	—	2,343,589	—	2,343,589
Debentures		7,972,419	—	8,461,676	—	8,461,676
Long-term payables – other		1,967,541	—	2,028,674	—	2,028,674

	~~W~~	12,117,053	—	12,833,939	—	12,833,939

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2019 and 2018

27.	Financial Risk Management, Continued

(3)	Fair value, Continued

2)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2018 are as follows:

(In millions of won)	December 31, 2018
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	820,366	—	695,992	124,374	820,366
Derivatives hedging instruments		39,871	—	39,871	—	39,871
FVOCI		544,643	293,925	—	250,718	544,643

	~~W~~	1,404,880	293,925	735,863	375,092	1,404,880

Financial liabilities that are measured at fair value:
FVTPL	~~W~~	61,813	—	61,813	—	61,813
Derivative financial liabilities		4,184	—	4,184	—	4,184

	~~W~~	65,997	—	65,997	—	65,997

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	2,184,996	—	2,378,843	—	2,378,843
Debentures		7,405,039	—	7,868,472	—	7,868,472
Long-term payables – other		2,393,027	—	2,469,653	—	2,469,653

	~~W~~	11,983,062	—	12,716,968	—	12,716,968

The above information does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are reasonable approximation of fair values.

Fair value of the financial instruments that are traded in an active market (financial assets at FVOCI) is measured based on the bid price at the end of the reporting date.

The Group uses various valuation methods for determination of fair value of financial instruments that are not traded in an active market. Derivative financial contracts and long-term liabilities are measured using the discounted present value methods. Other financial assets are determined using the methods such as discounted cash flow and market approach. Inputs used to such valuation methods include swap rate, interest rate, and risk premium, and the Group performs valuation using the inputs which are consistent with natures of assets and liabilities measured.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2019 and 2018

27.	Financial Risk Management, Continued

(3)	Fair value, Continued

Interest	rates used by the Group for the fair value measurement as of March 31, 2019 are as follows:

Interest rate
Derivative instruments	1.59% ~ 2.81%
Borrowings and debentures	1.94% ~ 2.07%
Long-term payables – other	1.87% ~ 2.09%

3)

There have been no transfers between Level 2 and Level 1 for the three-month period ended March 31, 2019. The changes of financial assets classified as Level 3 for the three-month period ended March 31, 2019 are as follows:

(In millions of won)
	Balance at January 1, 2019		Gain for the period	OCI	Acquisition	Disposal	Balance at March 31, 2019
FVTPL	~~W~~	124,374	(312)	602	2,576	(2,942)	124,298
FVOCI		250,718	—	1,151	27,655	(42)	279,482

	~~W~~	375,092	(312)	1,753	30,231	(2,984)	403,780

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2019 and 2018

27.	Financial Risk Management, Continued

(4)	Enforceable master netting agreement or similar agreement

1)	Carrying amount of financial instruments recognized of which offset agreements are applicable as of March 31, 2019 and December 31, 2018 are as follows

(In millions of won)	March 31, 2019
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the statement of financial position	Relevant financial instruments not offset	Net amount
Financial assets:
Derivatives(*)	~~W~~	3,762	—	3,762	(24)	3,738
Accounts receivable – trade and others		77,147	(76,301)	846	—	846

	~~W~~	80,909	(76,301)	4,608	(24)	4,584

Financial liabilities:
Derivatives(*)	~~W~~	24	—	24	(24)	—
Accounts payable – trade and others		76,621	(76,301)	320	—	320

	~~W~~	76,645	(76,301)	344	(24)	320

(In millions of won)	December 31, 2018
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the statement of financial position	Relevant financial instruments not offset	Net amount
Financial assets:
Derivatives(*)	~~W~~	1,867	—	1,867	(1,107)	760
Accounts receivable – trade and others		95,990	(95,920)	70	—	70

	~~W~~	97,857	(95,920)	1,937	(1,107)	830

Financial liabilities:
Derivatives(*)	~~W~~	1,107	—	1,107	(1,107)	—
Accounts payable – trade and others		95,920	(95,920)	—	—	—

	~~W~~	97,027	(95,920)	1,107	(1,107)	—

(*)	The balance represents the net amount under the standard terms and conditions of International Swap and Derivatives Association.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2019 and 2018

28.	Transactions with Related Parties

(1)	List of related parties

Relationship	Company
Ultimate Controlling Entity	SK Holdings Co., Ltd.
Joint ventures	Dogus Planet, Inc. and 2 others
Associates	SK hynix Inc. and 40 others
Others	The Ultimate Controlling Entity’s subsidiaries and associates, etc.

As of March 31, 2019, the Group belongs to SK Group, a conglomerate as defined in the Monopoly Regulation and Fair Trade Act of the Republic of Korea. All of the other entities included in SK Group are considered related parties of the Group.

(2)	Compensation for the key management

The Parent Company considers registered directors (3 executive and 5 non-executive directors) who have substantial role and responsibility in planning, operations, and relevant controls of the business as key management. The compensation given to such key management for the three-month periods ended March 31, 2019 and 2018 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2019		March 31, 2018
Salaries	~~W~~	4,328	2,737
Defined benefits plan expenses		811	557
Share option		130	139

	~~W~~	5,269	3,433

Compensation for the key management includes salaries, non-monetary salaries and retirement benefits made in relation to the pension plan and compensation expenses related to share options granted.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2019 and 2018

28.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the three-month periods ended March 31, 2019 and 2018 are as follows:

(In millions of won)		For the three-month period ended March 31, 2019
Scope	Company	Operating revenue and others		Operating expense and others(*1)	Acquisition of property and equipment
Ultimate Controlling Entity	SK Holdings Co., Ltd.(*2)	~~W~~	7,622	294,580	3,717

Associates	F&U Credit information Co., Ltd.		608	13,566	—
	SK hynix Inc.(*3)		230,861	152	—
	KEB HanaCard Co., Ltd.		413	393	—
	SK Wyverns Co., Ltd.		317	15,025	—
	Others		125	3,119	37

			232,324	32,255	37

Others	SK Engineering & Construction Co., Ltd.		1,549	2,640	—
	SK Innovation Co., Ltd.		5,091	355	—
	SK Networks Co., Ltd.(*4)		3,464	246,859	443
	SK Networks Services Co., Ltd.		219	17,481	6
	SK Telesys Co., Ltd.		132	2,087	2,071
	SK TNS Co., Ltd.		58	406	15,181
	SK Energy Co., Ltd.		3,092	99	—
	SK hynix Semiconductor (China) Ltd.		22,572	—	—
	SK Global Chemical International Trading (Shanghai) Co., Ltd.		2,976	38	—
	Others		17,574	15,954	2,125

			56,727	285,919	19,826

		~~W~~	296,673	612,754	23,580

(*1)	Operating expense and others include lease payments by the Group.
(*2)	Operating expense and others include ~~W~~194,617 million of dividends declared by the Parent Company.
(*3)	Operating revenue and others include ~~W~~219,151 million of dividends declared by SK hynix Inc. which was deducted from the investment in associates.
(*4)	Operating expenses and others include costs for handset purchases amounting to ~~W~~223,305 million.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2019 and 2018

28.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the three-month periods ended March 31, 2019 and 2018 are as follows, Continued:

(In millions of won)		For the three-month period ended March 31, 2018
Scope	Company	Operating revenue and others		Operating expense and others	Acquisition of property and equipment
Ultimate Controlling Entity	SK Holdings Co., Ltd.(*1)	~~W~~	5,546	282,162	3,628

Associates	F&U Credit information Co., Ltd.		672	13,647	—
	HappyNarae Co., Ltd.		134	3,825	5,684
	SK hynix Inc.(*2)		153,104	28	—
	KEB HanaCard Co., Ltd.		4,032	4,031	—
	Others		314	15,020	—

			158,256	36,551	5,684

Others	SK Engineering & Construction Co., Ltd.		797	221	—
	SK Innovation Co., Ltd.		3,146	181	—
	SK Networks Co., Ltd.		3,887	284,667	—
	SK Networks Services Co., Ltd.		184	23,038	255
	SK Telesys Co., Ltd.		86	2,207	7,623
	SK TNS Co., Ltd.		33	1,107	21,354
	Others		9,113	28,185	5,424

			17,246	339,606	34,656

		~~W~~	181,048	658,319	43,968

(*1)	Operating expense and others include ~~W~~183,271 million of dividends declared by the Parent Company.
(*2)	Operating revenue and others include ~~W~~146,100 million of dividends declared by SK hynix Inc. which was deducted from the investment in associates.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2019 and 2018

28.	Transactions with Related Parties, Continued

(4)	Account balances with related parties as of March 31, 2019 and December 31, 2018 are as follows:

(In millions of won)		March 31, 2019
		Receivables			Payables
Scope	Company	Loans		Accounts receivable – trade, etc.	Accounts payable – other, etc.
Ultimate Controlling Entity	SK Holdings Co., Ltd.	~~W~~	—	7,329	245,604

Associates	F&U Credit information Co., Ltd.		—	79	4,871
	SK hynix Inc.		—	227,530	1
	Wave City Development Co., Ltd.		—	37,263	—
	Daehan Kanggun BcN Co., Ltd.(*)		22,147	—	—
	KEB HanaCard Co., Ltd.		—	453	7,948
	Others		408	17	1,692

			22,555	265,342	14,512

Other	SK Engineering & Construction Co., Ltd.		—	1,751	2,640
	SK Innovation Co., Ltd.		—	3,952	1,859
	SK Networks. Co., Ltd.		—	4,163	167,110
	SK Networks Services Co., Ltd.		—	13	8,557
	SK Telesys Co., Ltd.		—	49	3,000
	SK Energy Co., Ltd.		—	1,832	1,027
	SK hystec Co., Ltd.		—	3,879	76
	SK hynix Semiconductor (China) Ltd.		—	10,393	—
	Others		—	11,935	8,524

			—	37,967	192,793

		~~W~~	22,555	310,638	452,909

(*)	As of March 31, 2019, the Parent Company recognized the entire balance of loans to Daehan Kanggun BcN Co., Ltd. as loss allowances.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2019 and 2018

28.	Transactions with Related Parties, Continued

(4)	Account balances with related parties as of March 31, 2019 and December 31, 2018 are as follows, Continued:

(In millions of won)		December 31, 2018
		Receivables			Payables
Scope	Company	Loans		Accounts receivable – trade, etc.	Accounts payable – other, etc.
Ultimate Controlling Entity	SK Holdings Co., Ltd.	~~W~~	—	5,987	139,260

Associates	F&U Credit information Co., Ltd.		—	98	5,801
	SK hynix Inc.		—	14,766	89
	Wave City Development Co., Ltd.		—	37,263	—
	Daehan Kanggun BcN Co., Ltd.(*)		22,147	—	—
	KEB HanaCard Co., Ltd.		—	541	11,311
	Others		407	130	1,764

			22,554	52,798	18,965

Other	SK Engineering & Construction Co., Ltd.		—	1,561	760
	SK Networks. Co., Ltd.		—	2,647	167,433
	SK Networks Services Co., Ltd.		—	54	8,946
	SK Telesys Co., Ltd.		—	154	39,188
	SK TNS Co., Ltd.		—	—	89,017
	SK Innovation Co., Ltd.		—	4,696	1,019
	SK Energy Co., Ltd.		—	5,511	887
	SK Gas Co., Ltd.		—	2,225	60
	SK hystec Co., Ltd.		—	2,661	75
	Others		—	8,958	8,066

			—	28,467	315,451

		~~W~~	22,554	87,252	473,676

(*)	As of December 31, 2018, the Parent Company recognized the entire balance of loans to Daehan Kanggun BcN Co., Ltd. as loss allowances.

(5)

SK m&service Co., Ltd., a subsidiary of the Parent Company, has entered into a performance agreement with SK Energy Co., Ltd. and provided a blank note to SK Energy Co., Ltd., with regard to this transaction. In addition, SK Infosec Co., Ltd., a subsidiary of the Parent Company, also provided a blank note to SK Holdings Co., Ltd. with regard to performance guarantee.

(6)	The details of additional investments and disposal of associates and joint ventures for the three-month period ended March 31, 2019 as presented in note 10.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2019 and 2018

29.	Commitments and Contingencies

(1)	Collateral assets and commitments

SK Broadband Co., Ltd., a subsidiary of the Parent Company, has pledged its properties as collateral for leases on buildings in the amount of ~~W~~3,868 million as of March 31, 2019.

In addition, Life & Security Holdings Co., Ltd., a subsidiary of the Parent Company, has pledged its shares of ADT CAPS Co., Ltd., CAPSTEC Co., Ltd., and ADT SECURITY Co., Ltd. for the long-term borrowings with a face value of ~~W~~1,900,000 million as of March 31, 2019.

(2)	Legal claims and litigations

As of March 31, 2019 the Group is involved in various legal claims and litigation. Provision recognized in relation to these claims and litigation is immaterial. In connection with those legal claims and litigation for which no provision was recognized, management does not believe the Group has a present obligation, nor is it expected any of these claims or litigation will have a significant impact on the Group’s financial position or operating results in the event an outflow of resources is ultimately necessary.

Meanwhile, the pending litigation over the validity of partnership contract that the Group was involved as the defendant (Plaintiff: Nonghyup Bank) was settled by the agreement between the parties during the year ended December 31, 2018. As a result of the settlement, the credit card business partnership between the Group and Nonghyup Bank will be maintained until April 2021, and the Group is obligated to pay the commission fees based on the customers’ credit card usage until September 2021, the expiration date of the credit cards. The Group determined that the contract and the subsidiary agreements meet the definition of an onerous contract according to K-IFRS No.1037, for which the Group recognized provisions with the best estimate of the expenditure required to settle the present obligation at the end of the reporting period. In this regard, ~~W~~36,685 million and ~~W~~48,199 million are recognized as current provisions and non-current provisions, respectively as of March 31, 2019.

(3) Accounts receivables from sale of handsets

The sales agents of the Parent Company sell handsets to the Parent Company’s subscribers on an installment basis. The Parent Company entered into comprehensive agreements to purchase accounts receivables from handset sales with retail stores and authorized dealers and to transfer the accounts receivables from handset sales to special purpose companies which were established with the purpose of liquidating receivables, respectively.

The accounts receivables from sale of handsets amounting to ~~W~~615,132 million as of March 31, 2019 which the Parent Company purchased according to the relevant comprehensive agreement are recognized as accounts receivable – other and long-term accounts receivable – other.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2019 and 2018

30.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the three-month periods ended March 31, 2019 and 2018 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2019		March 31, 2018
Interest income	~~W~~	(15,047)	(16,920)
Dividends		(9,924)	(15,142)
Gain on foreign currency translations		(2,400)	(558)
Gain on valuation of derivatives		(446)	(319)
Gain on sale of accounts receivable – other		(7,942)	(3,749)
Gain relating to investments in associates and joint ventures, net		(223,345)	(626,643)
Gain on disposal of property and equipment and intangible assets		(2,904)	(2,157)
Gain relating to financial assets at FVTPL		(344)	(9,502)
Other income		(5)	(204)
Interest expense		102,254	75,115
Loss on foreign currency translations		1,457	480
Loss on sale of accounts receivable – other		—	2,458
Income tax expense		94,177	213,618
Expense related to defined benefit plan		42,542	31,781
Share option		155	139
Depreciation and amortization		932,270	823,908
Bad debt expense		9,989	9,820
Loss on disposal of property and equipment and intangible assets		9,537	3,068
Loss on impairment of property and equipment and intangible assets		63	903
Bad debt for accounts receivable – other		1,101	3,714
Loss relating to financial assets at FVTPL		140	400
Loss relating to financial liabilities at FVTPL		252	288
Loss on impairment of investment assets		1,090	455
Other expenses		4,053	4,648

	~~W~~	936,723	495,601

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2019 and 2018

30.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the three-month periods ended March 31, 2019 and 2018 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2019		March 31, 2018
Accounts receivable – trade	~~W~~	59,026	29,989
Accounts receivable – other		(104,353)	(89,187)
Accrued income		(64)	(677)
Advance payments		(37,781)	9,643
Prepaid expenses		17,396	3,261
Value-Added Tax refundable		8,183	5,667
Inventories		25,992	18,103
Long-term accounts receivable – other		(2,118)	154,185
Contract assets		1,410	17,891
Guarantee deposits		202	5,908
Accounts payable – trade		(55,817)	(112,866)
Accounts payable – other		110,189	(221,714)
Withholdings		(69,089)	181,981
Contract liabilities		3,975	3,042
Deposits received		(1,882)	(1,176)
Accrued expenses		(237,267)	(161,782)
Value-Added Tax payable		25,822	23,236
Provisions		(10,132)	(279)
Long-term provisions		(1,164)	724
Plan assets		10,584	13,727
Retirement benefit payment		(28,541)	(14,562)
Others		6,579	(3,519)

	~~W~~	(278,850)	(138,405)

(3)	Significant non-cash transactions for the three-month periods ended March 31, 2019 and 2018 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2019		March 31, 2018
Decrease in accounts payable – other relating to the acquisition of property and equipment and intangible assets	~~W~~	(222,570)	(471,595)
Acquisition of right-of-use assets		101,187	—

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2019 and 2018

31.	Subsequent Events

On April 26, 2019, the board of directors of SK Broadband Co., Ltd., a subsidiary of the Parent Company resolved to approve SK Broadband Co., Ltd.’s merger with Tbroad Co., Ltd., Tbroad Dongdaemun Broadcasting Co., Ltd. and Korea Digital Cable Media Center Co., Ltd. in order to strengthen the competitiveness and enhance the synergy as a comprehensive media company. SK Broadband Co., Ltd. will merge Tbroad Co., Ltd., Tbroad Dongdaemun Broadcasting Co., Ltd. and Korea Digital Cable Media Center Co., Ltd. which are planned to be merged and dissolved by the date of merger expected to be on January 1, 2020. This transaction is conditional upon receipt of regulatory approval from relevant authorities and may be subject to change by the licensing process and related laws and regulations.

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